Exhibit 99.1

“PRELIMINARY ASSESSMENT

OF

PHUOC SON PROJECT

IN

QUANG NAM PROVINCE, VIETNAM”

FOR

Murray R. Stevens

B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

Stevens and Associates

&

Graeme W. Fulton

B.Sc. (Hons), Mining and Petroleum Engineering, MAusIMM

Terra Mining Consultants Ltd

1.0	EXECUTIVE SUMMARY	12
2.0	INTRODUCTION AND SCOPE	17
2.1	INTRODUCTION	17
2.2	TERMS OF REFERENCE	17
2.3	SOURCES OF INFORMATION & DATA	18
2.4	SITE INSPECTION	18
2.5	UNITS & CURRENCY	19
2.6	NAMING CONVENTIONS	19
2.7	DISCLAIMERS	19
3.0	PROPERTY DESCRIPTION AND LOCATION	20
3.1	LOCATION	20
3.2	PROPERTY DESCRIPTION	22
3.3	MINERAL TENURE REGIME IN VIETNAM	25
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE &
PHYSIOGRAPHY		27
4.1	ACCESS	27
4.2	PHYSIOGRAPHY	27
4.3	CLIMATE	27
4.4	LOCAL RESOURCES & INFRASTRUCTURE	28
5.0	HISTORY	29
5.1	GENERAL	29
6.0	GEOLOGICAL SETTING	30
6.1	REGIONAL GEOLOGY & STRUCTURE	30
6.2	PROPERTY GEOLOGY	33
6.2.1	General	33
6.2.2	Stratigraphy	33
6.2.3	Intrusives	33
6.2.4	Structure	35
6.2.5	Geotectonics	36
6.2.6	Metamorphism	37
7.0	DEPOSIT TYPES	38
8.0	MINERALIZATION	39
8.1	GENERAL	39
8.2	LOW TEMPERATURE AU-AG-PB-ZN+/- CU	39
8.2.1	Bai Dat (South Deposit)	39
8.2.2	Bai Go (North Deposit)	40
8.2.3	Other Prospects	40
8.3	HIGH TEMPERATURE AU-AG-TE-BI	40
8.4	AU-AG-CU-MO SKARN	41
8.5	INTRUSIVE HOSTED GOLD	41
9.0	EXPLORATION	43
9.1	GENERAL	43
9.2	EXPLORATION 1998 TO 31 DECEMBER 2003	43

9.2.1	Staged Programs of Work	43
9.2.2	Results of Exploration to 31 December, 2003	44
9.3	EXPLORATION 1 JANUARY 2004 TO 31 OCTOBER 2007	45
9.3.1	Staged Programs of Work	45
9.3.2	Results of Exploration 1 January 2004 to 31 October 2007	46
9.3.3	Structural Analysis	76
9.4	PLANNED EXPLORATION PROGRAMS 2007- 2008	83
10.0	DRILLING	85
10.1	DRILLING 1999 TO 31 DECEMBER 2003	85
10.2	DRILLING 1 JANUARY 2004 TO 31 OCTOBER 2007	86
11.0	SAMPLING METHOD AND APPROACH	89
11.1	OLYMPUS PACIFIC – PRIOR 31 DECEMBER 2004	89
11.2	OLYMPUS PACIFIC – 1 JANUARY 2004 TO 31 OCTOBER 2007	89
12.0	SAMPLE PREPARATION, ASSAYING & SECURITY	92
12.1	GENERAL	92
12.2	SAMPLE PREPARATION	92
12.3	ASSAYING	93
12.4	DENSITIES	94
12.5	QUALITY ASSURANCE AND QUALITY CONTROL	94
13.0	DATA VERIFICATION	106
13.1	GENERAL	106
13.2	DRILLHOLE AND SAMPLE LOCATION	106
13.3	GEOLOGICAL LOGGING	106
13.4	SAMPLE DATA VERIFICATION	110
13.5	DATABASE VALIDATION	112
14.0	ADJACENT PROPERTIES	114
15.0	MINERAL PROCESSING & METALLURGICAL TESTING	115
15.1	INTRODUCTION	115
15.2	METALLURGICAL TESTWORK	115
15.2.1	Description of Testwork Programs	115
15.2.2	Ore Characteristics	116
15.2.3	Early Testwork to 2006	116
15.2.4	Testwork in 2006/Early 2007	117
15.2.5	Mineralogy	118
15.2.6	Size Grading	119
15.2.7	Ore Crushability	120
15.2.8	Gravity Response	120
15.2.9	Flotation	122
15.2.10	Leaching	123
15.2.11	Electroinning	126
15.3	TESTWORK IMPLICATIONS FOR PLANT DESIGN	126
15.3.1	Gravity	126
15.3.2	Flotation	126
15.3.3	Leaching	127
16.0	MINERAL RESOURCE & MINERAL RESERVE ESTIMATES	128
16.1	INTRODUCTION	131

16.2	BAI DAT	132
16.2.1	General	131
16.2.2	Data Review & Validation	132
16.2.3	Statistical Analysis of Data	135
16.2.4	Previous Resource Estimates	158
16.2.5	Modelling & Resource Estimate Parameters	159
16.2.6	Comparative Estimates	161
16.3	BAI GO	163
16.3.1	General	163
16.3.2	Data Review & Validation	164
16.3.3	Statistical Analysis of Data	166
16.3.4	Previous Resource Estimates	177
16.3.5	Modelling & Resource Estimate Parameters	179
16.3.6	Comparative Estimates	180
16.4	MINERAL RESOURCE ESTIMATE SUMMARY	183
16.5	ESTIMATE OF THE MINEABLE PORTION OF THE RESOURCES	183
17.0	OTHER RELEVANT DATA & INFORMATION	191
17.1	MINING	191
17.1.1	Mine Access & Main Development	191
17.1.2	Mining Methods	194
17.1.3	Support & Geotechnical	197
17.1.4	Mining Labour	203
17.1.5	Sampling, Grade Control & Geology	204
17.1.6	Mining Equipment	205
17.1.7	Mining Sequence & Schedule	206
17.2	MINING SERVICES	208
17.2.1	Mine Water Management	208
17.2.2	Compressed Air Reticulation	210
17.2.3	Electrical Power	210
17.2.4	Ventilation	211
17.2.5	Surface Transportation	212
17.3	PROCESS PLANT	212
17.4	PROJECT INFRASTRUCTURE	213
17.4.1	General	213
17.4.2	Power Supply & Distribution	215
17.4.3	Surface Water Supply, Storage & Distribution	217
17.4.4	Site Facilities & Other Services	217
17.5	TAILINGS DISPOSAL	218
17.5.1	General	218
17.5.2	Site Selection	218
17.5.3	Tailings Storage Facility Design and Operation	219
17.5.4	Waste Water Discharge	221
17.5.5	Tailings Storage Facility Closure	221
17.6	ENVIRONMENTAL MANAGEMENT	222
17.6.1	Potential Environmental Impacts	223
17.6.2	Unexpected Risks & Events	226
17.6.3	Environmental Consequences of Not Developing the Project	226
17.6.4	Prevention or Mitigation of Potential Negative Impacts on the Environment	226
17.6.5	Environmental Management, Monitoring & Supervision Program	227
17.7	PROJECT IMPLEMENTATION	228

17.7.1	Project Milestones	228

17.7.2	Basis for Project Schedule	229
17.8	CAPITAL COST ESTIMATE	229
17.8.1	Pre-Production Capital	230
17.8.2	Sustaining Capital	231
17.8.3	Basis for Capital Cost Estimates	232
17.9	OPERATING COST ESTIMATE	233
17.10	ECONOMIC EVALUATION	236
17.10.1	Economic Analysis Summary	236
17.10.2	Basis of Economic Evaluation	237
17.10.3	Assumptions	238
17.10.4	Sensitivity Analysis	239
17.10.5	Project Cashflow	240
17.11	PRELIMINARY ASSESSMENT UPDATE FOR EXPANDED RESOURCE	241
17.12	RISK ASSESSMENT	244
18.0	INTERPRETATION AND CONCLUSIONS	246
18.1	MINERAL RESOURCES & MINEABLE RESOURCE	246
18.2	EXPLORATION DEVELOPMENT	247
18.3	EXPLORATION	247
18.4	EXPLORATION & DEVELOPMENT POTENTIAL	248
19.0	RECOMMENDATIONS	249
19.1	OLYMPUS’ 2007-2008 WORK PLAN AND BUDGET	249
19.2	GENERAL RECOMMENDATIONS	252
20.0	REFERENCES	255
21.0	CERTIFICATES OF THE AUTHORS	257
22.0	CONSENTS OF QUALIFIED PERSONS	261
MURRAY RONALD STEVENS		261
GRAEME WHITELAW FULTON		261
23.0	SIGNATURES	263

LIST OF FIGURES

Figure 1 - Property Geology Showing the Bai Dat & Bai Go Deposits	20
Figure 2 - Property Location Plan	21
Figure 3 - Phuoc Son Land Holdings	24
Figure 4 - Tectonic Map of Vietnam & Surrounding Areas	31
Figure 5 - Regional Geology Map, Quang Nam Province	32
Figure 6 - Phuoc Son Property Geology	34
Figure 7 - Dak Sa Mine Area: Drillhole Location Plan	42
Figure 8 - South Deposit: Geology & Drillhole Location Plan	48
Figure 9 - South Deposit: Representative Cross-Section	49

Figure 10	- North Deposit Geology & Drillhole Plan	54
Figure 11	- North Deposit: Southern Cross-Section	55
Figure 12	- North Deposit: Northern Cross-Section	56
Figure 13	- North Deposit: NW-SE Long-Section	57
Figure 14	- Nui Vang Ground Magnetic, Soil Geochemical
	Contour Map & Drillhole Location	64
Figure 15	- Bai Gio: Geology & Drillhole Layout Plan	67
Figure 16	- Khe Rin Geology & Drillhole Layout Plan	70
Figure 17	- Khe Rin: Magnetic Survey & Geocompilation	71
Figure 18	- Gold Chart for Rocklabs SI15 Reference Material	95
Figure 19	- Gold Chart for Rocklabs SI10 Reference Material	96
Figure 20	- Gold Chart for Rocklabs SK11 Reference Material	96
Figure 21	- Gold Chart for Rocklabs SL20 Reference Material	97
Figure 22	- Gold Chart for Rocklabs SN20 Reference Material	97
Figure 23	- Logarithmic Correlation of Field Duplicate Samples	99
Figure 24	- Logarithmic Correlation of Laboratory Duplicate Samples	100
Figure 25	- Scatter Plot of Blank Samples	101
Figure 26	- Plot of Blank Sample Assays with Grades > Detection Limit	102
Figure 27	- Bar Graph Comparing Original & Umpire Assays	103
Figure 28	- Logarithmic Plot of Original & Umpire Samples	104
Figure 29	- Metallurgical Testwork: Gold Sizing in Gravity Concentrates	118
Figure 30	- Metallurgical Testwork: Concentrate Leach Recovery Times	123
Figure 31	- Metallurgical Testwork: Gold Leach Recovery vs. Time	124
Figure 32	- Bai Dat: Histogram of Au Orezone Composites	138
Figure 33	- Bai Dat: Log Histogram of Au Orezone Composites	138
Figure 34	- Bai Dat: Cumulative Log Histogram of Au Orezone Composites	139
Figure 35	- Bai Dat: Histogram of Ag Orezone Composites	140
Figure 36	- Bai Dat: Histogram of Pb Orezone Composites	141
Figure 37	- Bai Dat: Histogram of Zn Orezone Composites	141
Figure 38	- Bai Dat: Cumulative Log Histogram of Ag Orezone Composites	142
Figure 39	- Bai Dat: Cumulative Log Histogram of Pb Orezone Composites	142
Figure 40	- Bai Dat: Cumulative Log Histogram of Zn Orezone Composites	143
Figure 41	- Bai Dat: Full Width Composite Au Gram/Tonne Contour Plot	145

Figure42	- Bai Dat: Full Width Composite Au Gram-Metre Contour Plot	146
Figure43	- Bai Dat: Full Width Composite Orezone Width Contour Plot	147
Figure44	- Bai Dat: Full Width Composite Density Contour Plot	148
Figure45	- Bai Dat: Comparison of Previous Contour Plots	149
Figure46	- Bai Dat: Full Width Composite Ag Gram per Tonne Contour Plot	150
Figure47	- Bai Dat: Full Width Composite Pb ppm Contour Plot	151
Figure48	- Bai Dat: Full Length Composite Zn ppm Contour Plot	152
Figure49	- Bai Dat: Comparative Contour Plots for Au, Ag, Pb & Zn	153
Figure50	- Bai Dat: Scatter Plots of Au, Ag, Pb, Zn & Density for Drillhole Composites	157
Figure51	- Bai Go: Histogram of Au Orezone Composites	168
Figure52	- Bai Go: Log Histogram of Au Orezone Composites	168
Figure53	- Bai Go: Cumulative Log Histogram of Au Orezone Composites	169
Figure54	- Bai Go: Histogram of Ag Orezone Composites	170
Figure55	- Bai Go: Histogram of Pb Orezone Composites	170
Figure56	- Bai Go: Histogram of Zn Orezone Composites	171
Figure57	- Bai Go: Cumulative Log Histogram of Ag Orezone Composites	171
Figure58	- Bai Go: Cumulative Log Histogram of Pb Orezone Composites	172
Figure59	- Bai Go: Cumulative Log Histogram of Zn Orezone Composites	172
Figure60	- Bai Go: Scatter Plots of Au, Ag, Pb, Zn & Density for Drillhole Composites	177
Figure61	- Bai Dat: 3D View of Mineable Envelopes within Mineral Resource Volume	186
Figure62	- Bai Go: 3D View of Mineable Envelopes	187
Figure63	- Bai Dat: Mineable Envelopes using Maximum 50% Waste Dilution	188
Figure64	- Bai Dat: Indicative Undergound Development Layout	193
Figure65	- Bai Go: 3D View of Indicative Undergound Development Layout	194
Figure66	- Diagrammatic Representation of the Fully-Mechanised
	Room-&-Pillar Extraction	195
Figure67	- Diagrammatic Representation of the Narrow Vein Room-&-Pillar Extraction. 195
Figure68	- Longitudinal Section - Slusher Winch Configuration	196
Figure69	- Longitudinal Section of Shrinkage Stope - Stoping Phase	197
Figure70	- Longitudinal Section of Shrinkage Stope - Drawing Phase	197
Figure71	- Bai Dat: Geotechnical Drillholes	199
Figure72	- Bai Go: Geotechnical Drillholes	199
Figure73	- Bai Dat: Modelled RMR Distribution	200

Figure 74 - Bai Go (Zone2): Modelled RMR Distribution	201
Figure 75 - Bai Go (Zone 3): Modelled RMR Distribution	202
Figure 76 - Mining Operations Organisational Chart	204
Figure 77 - Bai Dat: Planned Sump Locations	209
Figure 78 - Bai Dat: Indicative Mine Dewatering Arrangement	210
Figure 79 - Bai Dat: Indicative Ventilation Network	211
Figure 80 - Plant Process Flow Diagram	212
Figure 81 - Indicative Mine Site Infrastructure Layout	214
Figure 82 - Tailings Storage Facility Layout	220

LIST OF TABLES

Table 1 - Bai Dat: Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources	12
Table 2 - Bai Go: Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources	13
Table 3 - Combined: Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources	13
Table 4 - Combined: Potentially Mineable Portion of the Mineral Resource @ 3g/t Au Cut-Off	13
Table 5 - Licences & Approvals held by NVMC & PSGC	25
Table 6 - Bai Dat Deposit - Selected Mineralised Drillhole Intercepts	51
Table 7 - North Deposit (Bai Go & Bai Go North) - Selected Mineralised Drillhole Intersections	60
Table 8 - Bai Chuoi - Selected Mineralised Drillhole Intersections	62
Table 9 - Bai Gio - Selected Mineralised Drillhole Intersections	65
Table 10 - Khe Rin - Selected Mineralised Drillhole Intersections	73
Table 11 - Other Phuoc Son Property Prospects as at 31 October 2007	76
Table 12 - Bai Go Lithology Codes Revised August 2005 (after Alexander, 2006)	79
Table 13 - Phuoc Son Regional Exploration Program 2007-2008	84
Table 14 - Phuoc Son Resource and Exploration Program 2007-2008	84
Table 15 - Phuoc Son Feasibilty 2008	84
Table 16 - Phuoc Son Property - Drilling Statistics	88
Table 17 - DrillHoles Geologically Check Logged by Terra Mining/Stevens & Assoc	110
Table 18 - Randomly Chosen Database & Assay Sheet Verification List	111

Table19	- Original Assay Data Selected for Check Sampling By Terra Mining
Consultants/Stevens & Assoc		112
Table20	- Check assay data from SGS Waihi, New Zealand	112
Table21	- Metallurgical Testwork: Multi-Element Analyses	116
Table22	- Metallurgical Testwork: 2006 Testwork Analyses	117
Table23	- Metallurgical Testwork: Gold Distribution @ 106 µm	119
Table24	- Metallurgical Testwork: Gravity Recovery Results	120
Table25	- Metallurgical Testwork: Gravity vs. Size Recovery	121
Table26	– Metallurgical Testwork: Flotation Test Results	122
Table27	- Metallurgical Testwork: Concentrate Leach Testwork	123
Table28	- Metallurgical Tetswork: Cyanide Leach Results (Gekko)	124
Table29	- Metallurgical Testwork: Cyanide Leach Results (SGS)	125
Table30	- Bai Dat: Gold, Silver, Lead & Zinc Mineral Resources	128
Table31	- Bai Go: Gold, Silver, Lead & Zinc Mineral Resources	128
Table32	- AusIMM & CIM Comparative Resource/Reserve Definitions	131
Table33	- Bai Dat: Ore Zone Drillhole Sample Statistics	136
Table34	- Bai Dat: Ore Zone 1m Composited Drillhole Sample Statistics	137
Table35	- Bai Dat: Ore Zone Full Width Composited Drillhole Sample Statistics	144
Table36	- Bai Dat: Quantile Analysis of Au Drillhole Composites	154
Table37	- Bai Dat: Results of Bivariate Analysis of Orezone Drill Composites	155
Table38	- Summary of Bai Dat Resources @ Various Cut-offs (November 2002)	159
Table39	- Bai Dat: WGM Reclassified H&S Resource Estimate (January 2004)	159
Table40	- Bai Dat: Resource Estimation Parameters	160
Table41	- Bai Dat: Software Modelling Differences	161
Table42	- Bai Dat: Comparative Gold Resource Assessment	161
Table43	- Bai Dat: Comparative Silver Resource Assessment	162
Table44	- Bai Dat: Comparative Lead Resource Assessment	162
Table45	- Bai Dat: Comparative Zinc Resource Assessment	162
Table46	- Bai Dat: Effect on Grade of Au Top Cuts	162
Table47	- Bai Dat: Comparison of Cut & Uncut Grades for Au, Ag, Pb & Zn	163
Table48	- Bai Go: Ore Zone Drillhole Sample Statistics	166
Table49	- Bai Go: Ore Zone 1m Composited Drillhole Sample Statistics	167
Table50	- Bai Go: Ore Zone Full Width Composited Drillhole Sample Statistics	173

Table51	- Bai Go: Quantile Analysis of Au Drillhole Composites	174
Table52	- Bai Go: Results of Bivariate Analysis of Orezone Drill Composites	175
Table53	- Summary of Bai Go Resources @ Various Cut-offs (November 2002)	178
Table54	- Bai Go: WGM Reclassified H&S Resource Estimate (January 2004)	179
Table55	- Bai Go: Resource Estimation Parameters	180
Table56	- Bai Go: Software Modelling Differences	180
Table57	- Bai Go: Comparative Gold Resource Assessment	181
Table58	- Bai Go: Comparative Silver Resource Assessment	181
Table59	- Bai Go: Comparative Lead Resource Assessment	181
Table60	- Bai Go: Comparative Zinc Resource Assessment	182
Table61	- Bai Go: Effect on Grade of Au Top Cuts	182
Table62	- Bai Go: Comparison of Cut & Uncut Grades for Au, Ag, Pb & Zn	182
Table63	- Mineable Reserves Optimiser Process Parameters	184
Table64	- Bai Dat: Mineable Resource Optimisation Results	185
Table65	- Bai Go: Mineable Resource Optimisation Results	185
Table66	- Bai Dat: Mineral Resource Optimisation Results for Differing Waste Dilution
Options		187
Table67	- Bai Dat: Potentially Mineable Portion of the Mineral Resource @ 3 g/t Au Cut-
Off		189
Table68	- Bai Go: Potentially Mineable Portion of the Mineral Resource @ 3 g/t Au Cut-Off
		189
Table69	- Combined: Potentially Mineable Portion of the Mineral Resource @ 3 g/t Au Cut-
Off		189
Table70	- Mining Equipment List	206
Table71	- Preliminary Annual Production Schedule	208
Table72	- Temporary Power Staged Build-up Schedule	216
Table73	- Pre-Production Capital Summary	230
Table74	- Sustaining Capital Summary	231
Table75	- Operating Cost Summary	233
Table76	- Summary of Plant Operating Costs	234
Table77	- Project Summary: Economic Outcomes	237
Table78	- Project Sensitivities	240
Table79	- Project Cashflow Summary	241
Table80	- Preliminary Assessment on the Estimate of the Mineable Portion of the
Resource		242

Table 81 - Preliminary Assessment: Impact of Gold Price Variation	244
Table 82 - Project Risk Assessment Summary	245
Table 83 - Combined Bai Go & Bai Dat: Gold, Silver, Lead & Zinc Mineral Resources	246
Table 84 - Combined: Potentially Mineable Portion of the Mineral Resource @ 3g/t Au Cut-Off	247
Table 85 - Phuoc Son 2007-2008 Regional Exploration Work Plan and Budget	250
Table 86 - Dak Sa 2007-2008 Exploration and Resource Definition Work Plan And Budget	251
Table 87 - Dak Sa Feasibility Study Budget	251

1.0	EXECUTIVE SUMMARY

The Phuoc Son property is located in the western highlands of Quang Nam Province, in Central Vietnam, some 8 kilometres (14.5 kilometres by road) northwest of the small town of Kham Duc and approximately 90 kilometres (140 kilometres by road) southwest of the coastal city of Da Nang. Phuoc Son Gold Company Limited (PSGC) owns 100% of the Phuoc Son property. The PSGC is owned 85% by New Vietnam Mining Corporation (NVMC), which is a wholly owned subsidiary of Olympus Pacific Minerals Inc. (Olympus).

Olympus Pacific Minerals has retained Terra Mining Consultants Ltd and Stevens & Associates (Terra Mining Consultants/Stevens & Associates), to compile this Preliminary Assessment Report of the Phuoc Son project, to the standards of NI-43-101, in order to fulfill disclosure requirements.

Terra Mining Consultants/Stevens & Associates has audited the Mineral Resource estimate for the Bai Dat and Bai Go gold/silver/lead/zinc deposits (Dak Sa Deposits) in the Phuoc Son Project, as prepared by Olympus and has validated the resulting block model tonnages and gold/silver/lead/zinc grades. Terra Mining Consultants/Stevens & Associates has classified the Resources using the C.I.M.M. standards (and equivalent Australasian Institute for Reporting of Mineral Resources and Ore Reserves [“JORC”] criteria and standards) as required by NI43-101.

The Bai Dat, Bai Go and combined Mineral Resource estimates for the Phuoc Son Project are shown in Table 1 – Bai Dat: Measured, Indicated & Inferred Gold-Silver-Lead-ZincMineral Resources, Table 2 - Bai Go: Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources and Table 3 - Combined: Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources below. Both the Bai Dat and Bai Go resource estimates are based on a 3.0 g/t Au cut-off. The Bai Dat resource estimate is based on a 100 g/t Au top-cut, 130 g/t Ag top-cut, a 150,000 ppm (15%) Pb top-cut and a 140,000 ppm (14%) Zn top-cut. The Bai Go resource estimate is based on an 80 g/t Au top-cut, a 130 g/t Ag top-cut, a 120,000 ppm (12%) Pb top-cut and a 13,500 ppm (1.35%) Zn top-cut.

Category	Tonnes (t)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Measured	63,190	18.68	21.65	1.73	1.66
Indicated	184,680	15.12	17.34	1.13	1.08
Measured + Indicated	247,870	16.03	18.44	1.28	1.23
Inferred	143,000	9.97	11.1	0.75	0.84

Table 1 – Bai Dat: Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources

Category	Tonnes (t)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Measured	94,260	9.29	23.55	2.04	0.10
Indicated	258,130	6.68	8.39	0.65	0.05
Measured + Indicated	352,390	7.37	12.45	1.02	0.07
Inferred	1,812,400	6.51	4.71	0.33	0.03

Table 2 - Bai Go: Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources

Category	Tonnes (t)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Measured	157,450	13.06	22.79	1.91	0.73
Indicated	442,810	10.20	12.12	0.85	0.48
Measured + Indicated	600,260	10.95	14.92	1.13	0.55
Inferred	1,955,400	6.77	5.17	0.36	0.09

Table 3 - Combined: Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources

Terra Mining Consultants/Stevens & Associates is satisfied that the Olympus Mineral Resource and Mineral Reserves estimates are valid and accepts the results.

Terra Mining Consultants/Stevens & Associates used the Mineable Reserves Optimiser module (MRO) within Datamine to estimate the mineable portion of the resources for Bai Dat and Bai Go. The MRO module identifies and evaluates mineable envelopes of material taking into account factors such as: the minimum mining dimensions; shape and orientation; cut-off and head grades required; waste dilution including internal waste; etc.

Deposit/Category	Tonnes	Au	Ag	Pb	Zn
Bai Dat (Meas+Ind)	255,330	13.31	14.42	10,019	9,931
Bai Go (Meas+Ind)	305,390	6.06	10.81	9,165	469
Total (Meas+Ind)	560,720	9.36	12.45	9,554	4,778
Bai Dat (Inferred)	78,100	7.94	8.70	6,237	7,007
Bai Go (Inferred)	1,509,600	5.11	3.30	2,422	241
Total (Inferred)	1,587,700	5.25	3.57	2,610	574

Table 4 - Combined: Potentially Mineable Portion of the Mineral Resource @ 3g/t Au Cut-Off

The total diluted mineable portion of the measured and indicated resources(as shown in Table 4 - Combined: Potentially Mineable Portion of the Mineral Resource @ 3g/t Au Cut-Off), at a 3 g/t cut-off, is estimated to be 560,720 tonnes of ore with an average grade of 9.36 g/t Au. The total diluted mineable portion of the inferred resources is estimated to be 1,587,770 tonnes of ore with an average grade of 5.25 g/t Au. The proportion of inferred resources included in the total potentially mineable portion of the mineral resources is 74% and 61%, based on tonnes and contained gold respectively.

Preliminary assessments indicate that the mineable portions of the resources in the measured and indicated category are sufficient to support mining. It is also recognized that these measured and indicated resources are associated with significant inferred resources. Additional in-fill drilling should therefore be carried out to convert these inferred resources to the measured or indicated categories.

An updated preliminary assessment of the economic viability of the project was undertaken by Terra Mining Consultants/Stevens & Associates based on the estimated mineable portion of the expanded mineral resource. The parameters used are considered conservative by Terra Mining Consultants/Stevens & Associates and no attempts have been made to optimize the project. The parameters used are based on those presented in Section 17.10 and derived from a work-in-progress Olympus study. This preliminary assessment shows the project is robust financially with an indicative NPV range of $22.38 million to $32.87 million (7.5 to 12.5% discount rate) and an IRR of 37% at a gold price of $700/oz.

The Phuoc Son project is located on a plate tectonic zone known as the Phuoc Son Suture Zone ("PSZ”). This is probably one of the most important structural controls of gold metallogeny in Central Vietnam.

The zone hosts other significant deposits including Olympus Pacific’s Bong Mieu project, located some75 kilometres east-south-eastof Phuoc Son, with announced resources of 833,500 ounces gold equivalent and the Sepon project of Oxiana Limited, located some 100 kilometres to the NNW in Laos, which currently has resources of 3.8 MOz gold and 0.9 Mt of copper.

Exploration of the Property has revealed extensive hydrothermal gold and base metal mineralization related to the emplacement of high-level acid-intermediate intrusives. Two gold deposits have been defined to date at Bai Go (North Deposit) and Bai Dat (South Deposit) and are undergoing detailed evaluation.

Numerous gold and polymetallic prospects with economic potential have been delineated within the property. Four distinctive styles of mineralization have been recognized. These styles can be subdivided as follows.

o	Low Temperature Au-Ag-Pb-Zn+/- Cu

 Includes the Dak Sa deposits of the Bai Dat (South Deposit) and Bai Go (North Deposit) deposits (approximately 1 kilometre apart) comprise structurally controlled, mineralogically similar (Au-Ag-galena-sphalerite-pyrite-pyrrhotite ±chalcopyrite) mineralisation zones, within mesothermal quartz veins and hydraulic vein breccias, formed in dilational zones within a pre-existing low-angle shear structure that has been traced for around 2.5 kilometres in a north to north-west direction.

o	High temperature Au-Ag-Te-Bi

In the northern sector of the Phuoc Son project area (at the Khe Rin and Khe Do); gold mineralization occurs in a significantly higher temperature environment than at Dak Sa. There is a strong association of Au-Ag-Te-Bi mineralization associated with semi-massive pyrrhotite. A genetic connection with magmatic fluids associated with granitic intrusion is inferred.

o	Au-Ag-Cu-Mo Skarn

At the Khe Rin prospect, clinopyroxene skarn and epidotised retrograde skarn occur, which host erratic bonanza grades of high fineness gold. The skarns are located within 300 metres of an epizonal monzogranitic stock of about 0.6 square kilometres in the area. The gold mineralization is often intergrown with molybdenite.

o	Intrusive Hosted Gold

Gold mineralization within the apical zone and wallrocks of a small epizonal granitic stock (Round Hill) is inferred from soil and rock geochemistry 2 kilometres SW of the Khe Rin skarn mineralization and 1.8 kilometres WSW of the Khe Do high temperature Au-Ag-Te-Bi mineralization. Other areas of quartz veined and silicified granitoid intrusives are known within the central sector at Phuoc Son (K7-Bo prospects). Stockwork quartz veined granite float occurring within gold in soil anomalies point to potential for the discovery of intrusive hosted gold deposits.

Terra Mining Consultants/Stevens & Associates have reviewed Olympus’ geological modeling procedures, sampling methods and approach, sample preparation facilities and procedures, assaying methods and quality assurance and quality control procedures. Terra Mining Consultants/Stevens & Associates have also independently verified representative data from these data sets and conclude that the procedures and protocols being followed by Olympus are to generally accepted industry standards.

Olympus has a vigorous and intensive exploration program in progress for Phuoc Son. The programs’ key objectives are to complete 25,000 metres of exploration and evaluation drilling at the Dak Sa deposits and undertake a further 13,000 metres of exploration drilling on currently untested prospects. This is to target 3 to 3.5 million tonnes of reserves and resources at a grade of 8 to 10 g/t Au and to achieve 900,000 ounces of resources and reserves, complete development optimization and commence mine production by the end of 2008.

This will entail expenditure of around $US 7.3 million for mine feasibility, resource definition, Dak Sa exploration and Phuoc Son regional exploration to the end of 2008.

Terra Mining Consultants/Stevens & Associates have reviewed the planned exploration and development programs and agree that the projects have merit and justify the programs and expenditure levels proposed. The programs are results dependant and may vary in detail as they advance. This is normal for exploration and development projects such as Phuoc Son.

It is recommended that work continue on the current work-in-progress Feasibility Study for the Phuoc Son Project with the objective of completion by the end of the first quarter 2008.

Cautionary Statement:Terra Mining Consultants/Stevens & Associates notes that the preliminary assessment is preliminary in nature, that it includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

2.0	INTRODUCTION AND SCOPE

2.1	Introduction

Olympus Pacific Minerals Inc. ("Olympus") is a Yukon Territory incorporated public company listed on the TSX Venture Exchange under the trading symbol OYM. Its head office is located in Toronto. Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies Bong Mieu Holdings Ltd ("BMH") and New Vietnam Mining Corporation ("NVMC") and maintains a substantial office in Da Nang in central Vietnam. NVMC is responsible for the Phuoc Son property and BMH for the Bong Mieu property; another advanced gold project located some 70 kilometres east of Phuoc Son. Olympus began managing the work programs on the Phuoc Son property in 1998 and has worked it more or less continuously since then.

2.2	Terms Of Reference

Stevens & Associates and Terra Mining Consultants Ltd (Terra Mining Consultants/Stevens & Associates) have been retained by Olympus to carry out an independent preliminary assessment of the Phuoc Son property (the "Property") that updates the project, and in particular to audit and reclassify the Mineral Resource estimates for the Bai Dat and Bai Go deposits in support of their initial public release. Additionally, to undertake an updated preliminary assessment of the project

These estimates had been prepared by Olympus staff between August and November 2007.

This report sets out the results of:

•
A review and update of all available project data, including the technical review completed in January 2004 by Watts, Griffis and McOuat that was prepared in compliance with the standards of National Instrument 43-101;

•	Site visits to the project and Da Nang head office by Stevens and Associates and Terra Mining Consultants from 4 August to 11 August 2007, 5 to 18 September 2007 and 17 to 31 November 2007.

•	Reviewing all historic and recent exploration data including that generated by Olympus to date – cut-off date for data and information is 31 October 2007;

•	Carrying out an audit of the Mineral Resource estimate for Bai Dat and Bai Go prepared in-house by Olympus and to reclassify this estimate to meet Canadian reporting standards;

•	Reviewing other relevant data including metallurgical factors and other work or studies completed at the time this review was undertaken; and

•	Carrying out a review of the Olympus 2007/08 work plan and budget.

The review and report were carried out and prepared in compliance with the standards of National Instrument 43-101 ("NI43-101") in terms of structure and content and the Mineral Resource audit was carried out in accordance with the provisions of NI43-101 guidelines, and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions ("C.I.M.M. Standards").

2.3	Sources of Information & Data

Stevens and Associates and Terra Mining Consultants have relied on reports and information prepared by and/or for Olympus and supplied by Olympus, some of which have been filed with Canadian regulatory agencies, reports prepared by Indochina Goldfields Limited in the past and information gathered during the site visits by Terra Mining Consultants/Stevens & Associates from August through to October 2007. Portions of the descriptive material used in this report have been taken from all of the above.

A full list of documents used in this report is listed Section 22 “References”.

2.4	Site Inspection

A visit to Kham Duc and the Phuoc Son project site was carried out by Murray Stevens, Consulting Geologist to Stevens and Associates, and Graeme Fulton, Consulting Mining Engineer/Director of Terra Mining Consultants, between 4 August 2007 and 11 August 2007, and a further site inspection by Murray Stevens on 24 October 2007.

Discussions were held with Olympus management and technical personnel on site at Phuoc Son and in Olympus’ office in Da Nang, Vietnam.

Mr. Fulton conducted his evaluation of the data and resource modeling on site at Phuoc Son, in Olympus’ Da Nang office and in the offices of Terra Mining Consultants/Stevens & Associates in Auckland, New Zealand.

Mr. Stevens reviewed quality control procedures, core and sample handling procedures, core logging procedures and security procedures on site. In addition, a representative number of samples were selected and tracked through the QAQC procedures to confirm data integrity.

Additional visits were undertaken to the office in Da Nang from 5 September 2007 to 19 September 2007, and 17 October 2007 and 31 October 2007. These visits were used to review further project data, and hold additional detailed discussions with Olympus’ management and technical personnel.

2.5	Units & Currency

Metric units are used throughout this report unless noted otherwise. Currency is United States dollars ("US$") and Canadian dollars ("C$"). In early July, 2007 the currency exchange rates were approximately 16,000 Vietnamese Dong and C$1.05 to the US$. For converting grams of gold to ounces of gold, a factor of 31.1035 grams per troy ounce is used. Silver is reported in grams per tonne and the same factors apply as gold for converting to troy ounces. Lead and Zinc are reported in percent or parts per million (ppm).

2.6	Naming Conventions

Throughout this report, names of prospects, deposits structures are as used in the various data sources reviewed. With respect to the deposits subject to detailed evaluation at Dak Sa there have been several naming conventions used through the life of the projects. Where possible these names have been included in the text.

At Dak Sa the main deposits of Bai Dat and Bai Go are referred to as the South and North Deposits respectively. Bai Dat and South Deposit are synonymous as are the names Bai Go and North Deposit. Similarly, Bai Go Northern Extensions are synonymous with North Deposit Extended. In essence the Bai Dat and Bai Go deposits can be thought of areas of higher grade gold, silver and base metal mineralization within the Dak Sa structure. There are indications of further potentially economic mineralization within this structure between Bai Dat and Bai Go (Bai Chuoi) and to the north of Bai Go (Northern Extensions) that are essentially part of the same mineralised structure.

2.7	Disclaimers

Neither Stevens & Associates nor Terra Mining Consultants have verified title to the Phuoc Son property other than by relying on information provided by Olympus.

This report or portions of this report are not to be reproduced or used for any purpose other than to support the above noted purposes, without Stevens and Associates and/or Terra Mining Consultants prior written approval in each specific instance. Neither Stevens and Associates nor Terra Mining Consultants assume any responsibility or liability for losses occasioned by any party as a result of the circulation, publication or reproduction or use of this report contrary to the provisions of this paragraph.

3.0	PROPERTY DESCRIPTION AND LOCATION

3.1	Location

The Phuoc Son property, is located in the western highlands of Quang Nam Province, in central Vietnam, some 8 kilometres (14.5 kilometres by road) northwest of the small town of Kham Duc and approximately 90 kilometres southwest of the coastal city of Da Nang, the fourth largest city in Vietnam (see Figure 2 - Property Location Plan).

The Bai Dat and Bai Go gold deposits, which comprise the Phuoc Son project, lie about 1 kilometre apart, Figure 1 - Property Geology Showing the Bai Dat & Bai Go Deposits shows the location of these deposits (yellow areas), along with other potential deposits within the Phuoc Son Project.

OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Vietnam
Property Location Map
CHINA
HANOI
HAI PHONG
LAOS
THAILAND
CAMBODIA
MAP AREA
HUE
DANANG
TAM KY
Eastern Sea
Republic of VIETNAM
HO CHI MINH CITY
Gulf of Thailand
DANANG
HOI AN
TAM KY
Eastern Sea
Quang Nam Province
OLYMPUS BONG MIEU
Quang Ngai Province
Phuoc Thanh
Kon Tum Province
PHUOC SON PROJECT
Thua Thien-Hue Province
LAOS
LAOS
Modified after Olympus Pacific Minerals Inc.

Figure 2 - Property Location Plan

3.2	Property Description

The property is covered by a 30-year investment licence, Licence No. 2355/GP (the “Phuoc Son Investment Licence”) covering 7,000 hectares for the Phuoc Son Gold Property which was granted on 20 October 2003, by the Minister for the Ministry of Planning & Investment of the Vietnamese Government.

The Phuoc Son Investment Licence permitted the Company (through its wholly-owned subsidiary, New Vietnam Mining Corporation (“NVMC”)), and Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to establish Phuoc Son Gold Company Limited (“PSGC”) as a joint venture, for a term of 30 years. PSGC is owned 85% by NVMC with the remaining 15% owned by Minco.

PGSC has received all major environmental approvals and on 23 January 2006 was granted a mining licence by the Government of Vietnam to mine and develop its two Dak Sa deposits (the “North Deposit or Bai Go” and “South Deposit or Bai Dat”, collectively the “Dak Sa Deposits”). (See Table 5 - Licences & Approvals held by NVMC & PSGC). The mining licence was the last major permit required prior to proceeding with development and production of the Dak Sa Deposits.

The Mining Licence allows the Company to construct the mine within 1.5 years and perform mining activities over two years within a 3.5 year time frame from date of grant. The Company expects that it will require an extension of the mining licence as these time frames will be inadequate for construction and mining.

PSGC must pay a 3% net smelter return royalty to the Vietnamese government and pay a specified rental of approximately US$435 per hectare per annum for land used for plant, tailings storage facilities, etc. (Current local government investment promotion policies allow PSGC 11 years free of land rent). The joint venture profits are to be shared as follows: 15% for MINCO and 85% for the Company.

Details of the two parties to the joint venture are:

1.	MIEN TRUNG INDUSTRIAL COMPANY (MINCO)

Originally a provincial Government controlled company focused on exploration, mining, processing and minerals trading. Certificate of Operation: No 106994, dated 30 July 1993.

On 9 December 2004, MINCO was equitised and renamed as the Quang Nam Mineral Industry Company (MINCO remains unchanged), Quang Nam PC’s Decision No 5078/QD-UB.

Apart from being a joint venture partner in PSGC, MINCO is also one of the Vietnamese partners that established Bong Mieu Gold Mining Co., Ltd. (BMGMC). Olympus holds 80% in BMGMC through its wholly owned Bong Mieu Holdings Ltd.

MINCO has certain pre-emptive rights to increase its shareholding in PSGC to 30% at fair market value after 5 years of continuous profitable production and then 50% after 20 years on the same terms.

2.	NEW VIETNAM MINING CORP (NVMC)

NVMC was incorporated in British Columbia, Canada on 25 January 1994, and registered in the British Virgin Islands on 3 June 1997. It was wholly owned by Indochina Goldfields Ltd (now Ivanhoe Mines Ltd).

On September 17 1998, NVMC was granted two exploration licenses (1953 and 1955 QD/DCKS) over Phuoc Son.

As part of Olympus’ acquisition of Ivanhoe’s Vietnam assets in 1997 the Phuoc Son Joint Venture was formed, with Olympus the project operator.

In June 2004, Olympus reached 100% ownership of New Vietnam Mining Corporation (NVMC) which, in turn, owns 85% interest in the Phuoc Son Gold Company Ltd (PSGC), a joint venture enterprise between NVMC and Mien Trung Industrial Company (MINCO).

Under current Vietnamese mining law and regulation, exploration licenses are required to gain approval of resources and reserves in order to get investment licenses, new mining licenses or amend existing licenses. The Company currently has mining licenses to cover the area being mined but a new exploration license is required if the Company wants to amend or add new mining licenses.

The Phuoc Son Exploration License Application (ELA) has been lodged with MoNRE and the grant of this exploration license is awaited. The new ELA covers an area of 42 square kilometres of the Investment Licence area on the eastern side of the Giang River, (see Figure 3 - Phuoc Son Land Holdings), which is the boundary of the Song Thanh Natural Reserve (STNR).

785000
790000
795000
1720000
1715000
1710000
Khe Cop
Khe Rin
Khe Do
Vang Nhe
Bai Buom
Suoi Cay
Tra Long
K7
Bo
Hoa Son
Bai Gio
Khe Ri
Nui Vang
North Deposit
Bai Chuoi
South Deposit
Bai Cu
South Deposit
North Deposit
LEGEND
NVMC
Original Exploration Licenses
PSGC 2355/GP Investment License
Current EL Application
Mining Licence Boundary
0
6
Kilometres
Modified after Olympus Pacific Minerals Inc.
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Land Holdings

Figure 3 - Phuoc Son Land Holdings

Several of the prospects explored within the Investment Licence area, (Khe Rin, Khe Do, Round Hill and Khe Cop) lie on the western side of Giang River and within the area of the STNR. Currently, no significant exploration work is planned for these prospects.

Scheduled exploration activities focus on the prospects/deposits located to the east of the Giang River where all of the current resource inventory and exploration potential has been defined.

Exploration Licences: 1953 and 1955 QD/DCKS, first issued by the Ministry of Industry 17/9/1998
Exploration Licence Extension: No 2635/QD-DCKS and 2636/QD-DCKS dated 18/9/2000 issued by Ministry of Industry
Committee for Assessment of Mineral Reserves (CMRE) Approval: As per CMRE letter No 511/QD-HDDGTLKS dated 28/1/2003;
Exploration Report to Archive and Certificate dated 10/6/2003
Investment Licence No: 2355/GP granted by the Ministry of Planning & Investment on 20/10/2003.
E.I.A. Approval 1698/QD-BTNMT by Ministry of Natural Resource and Environment dated 19/11/2004.
Mining Licence No 116/GP-TNMT of 23/01/2006 granted by Ministry of Natural Resources and Environment (MoNRE)

Table 5 - Licences & Approvals held by NVMC & PSGC

3.3	Mineral Tenure Regime in Vietnam

All mineral resources in Vietnam are owned by the state. The state body responsible for management of the mineral estate is the Ministry of Natural Resources and Environment. The Mineral Law of Vietnam, implemented in 1996, was modelled on Australian and Canadian mining legislation to provide a licence tenure system for mineral prospecting, exploration, mining and processing. The general terms applying to such gold tenements remain the same and are as described below:

• Prospecting Licence – Maximum area 500 square kilometres, first term one year, second term one year, nonexclusive, only reconnaissance prospecting permitted;

• Exploration Licence (Metals and Gemstone) – Maximum area 50 square kilometres. One company can hold/apply for up to five (5) licences, but the total area of all licences should not exceed two (2) times the defined maximum licence area (i.e. 100 square kilometres); after the first term of two years, the exploration licences can be renewed a further two (2) times but total renewal period should not exceed twenty-four (24) months. When the renewal period ends, and the licence holders have completed all proposed exploration work but not obtained data sufficient to support  mine design and making an investment decision, the exploration licences can be re-issued for a maximum of a further twenty-four (24) months over the same area.

• Mining Licence – Limited to area required for mining, processing and extension of orebody exploration, first term varies depending on the reserves used for mine design and the annual production specified in the Mining Licence Application. The licence can be renewed a number of times provided the total renewal period does not exceed twenty (20) years, exclusive; and

• Processing Licence – No specific area, required in order to purchase, import, process, sell and export mineral products. This can be renewed provided the total period does not exceed twenty (20) years.

For foreign investment projects, Mining Licences may only be issued concurrently or following the issue of an Investment Licence by the Ministry of Planning and Investment.

An Investment License establishes the holder as a legal entity with entitlement to conduct business, including exploration and feasibility studies. The issuance of Mining and/or Processing Licences also requires a land-lease agreement with the provincial authority in respect of land required for mining and/or the construction of a processing plant.

Recently, a new law for mining investment in Viet Nam has been introduced and new projects will require an Investment Certificate (IC). The rights granted under Investment licences continue.

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY

4.1	Access

Da Nang is the third largest city in Vietnam and is located approximately 90 kilometres to the east of the site. Daily flights from Ho Chi Minh City (Saigon) and Ha Noi to Da Nang provide access to central Vietnam. Da Nang has an international/domestic airport with regular scheduled flights from Singapore and other South East Asian cities.

A sealed dual carriageway links Da Nang and Kham Duc. The distance is approximately 140 kilometres and takes between 2 to 3 hours by car. From Kham Duc to site is 13 kilometres and a new road was completed in 2007, reducing the travelling time from Kham Duc to the Dak Sa Project to about 20 minutes.

The Ho Chi Minh Highway (Highway No. 14) from Da Nang to the Central Highlands passes within 8 kilometres of site and provides efficient access to the mine.

4.2	Physiography

Vietnam is located in South East Asia along the coastal portion of the Indochina peninsula. Bordering countries are China, Laos and Cambodia. The total area of Vietnam is 331,688 square kilometres. Approximately 75% of the land mass is forested. Arable land is primarily located within and adjacent to the coastal lowlands and occupies ±17% of the total area of Vietnam.

The Phuoc Son property is located in the western highlands of Quang Nam Province, in central Vietnam. The terrain is moderately steep, generally 400 metres to 800 metres above sea level and is thickly covered with secondary growth vegetation and occasional large trees. The highest mountain in the general area is Ngoc Go Le Lang (1,886 metres).

Generally north-northwest trending hills are flanked by small, narrow, steep sided valleys. These contain streams that discharge into the Dak Sa, Dak Se, Dak My and Giang Rivers, which flow towards the sea in a general North-NorthEast direction.

4.3	Climate

The Phuoc Son area is characterised by a monsoon tropical climate with temperatures varying from 39 °C in the summer to 16 °C in the winter and a distinct wet season from October through November. Average annual rainfall is 3,041 mm (range 1,857 – 5,337 mm). Average humidity is 85-87% and average evaporation is 800 mm. Regional wind patterns are westerly with wind velocities of up to 25 metres/second.

Vietnam has a tropical climate in the south with two distinct seasons (wet season from May to October, dry season from November to mid-March). Climate in the north is monsoonal with four seasons a year. Humidity averages 84% throughout the year. Annual rainfall ranges from 1,200 to 3,500 millimetres, and annual temperatures vary between 5 ºC and 38 ºC.

4.4	Local Resources & Infrastructure

Da Nang has a population of around one million people. It is a busy sea port with deep water (11 metres) making it accessible to ships of up to 30,000 DWT. Customs and handling facilities for containers and deck cargo are available. The city is serviced by excellent medical facilities with experienced emergency and trauma staff. The Hoan My hospital has 120 doctors on its staff with 200 intensive care beds, fully equipped surgery facilities and a well stocked drug supply. The doctors are locally trained and often have international experience. International telecommunications offer high speed internet connection, international direct dialing and an evolved local network. Local electricity is generated from the Hoa Binh Hydropower plant, is transmitted at 220 kV while the local distribution is at 380/220 V at 50 Hz. Foreign Trade banks provide professional services linking international banking to Da Nang. Hotel availability of over 1,000 beds ranges from budget to 5-star accommodation.

Kham Duc is a district town with a population of approximately 5,000 people. The central post office provides a telecommunications service linking ISD and local call capability. It is proposed to link the site with the Kham Duc Post Office telecommunications link using a microwave phone link. This will offer up to 8 phone lines at site. Kham Duc has a District hospital with out patient facilities and limited trauma casualty facilities. Accommodation is available in hotels up to 3-star rating. A total of 120 beds are available. Electricity is provided from the Vietnamese National Grid supplying 1.6 MW at 22 kV.

The mine area is sparsely populated as the high relief does not favour farming activity. Population density is approximately 25 people per square kilometre.

5.0	HISTORY

5.1	General

•	The first gold mining activities in the area are rumoured to have been during the French colonial period, but no written record of this is available.

•
The Vietnamese Geological Survey (DGMV) conducted regional mapping between 1976 and 1985 and compiled 1:200,000 & 1:500,000 scale maps. A more detailed (1:50,000 scale) mapping survey was completed in 1991, but did not include the Phuoc Son District.

•
Artisanal mining activities, dating from the early 1990s, peaked between 1995 and 1997, when several thousand artisanal miners were engaged in alluvial and hard-rock gold mining activities at Dak Sa, K7, Hoa Son, Vang Nhe, Khe Rin.

•
On 15 June 1995, a cooperation agreement between DGMV GSV Unit 501 and Indochina Goldfields Ltd was made to jointly review and explore for gold and associated metals in Phuoc Son region, Quang Nam - Da Nang Province.

•
A Regional Stream Sediment Geochemical Survey commenced on 28 July 1995 and was completed by 5 October 1995. A total of 507 stream sediment samples were collected from streams throughout the survey area at an average density of one sample per 5 square kilometres. At each site, a 5-8 kilogram sieved sample of - 20 mesh (0.8 mm) sediment was collected. Three (3) kilogram splits were then analyzed for gold, silver and copper at ALS using a 12-hour active Bulk Cyanide Leach (“BCL”) followed by solvent extraction. Minus 80 mesh (0.177 mm) sieved fractions were assayed for copper, lead, zinc and arsenic by AAS and tin by XRF.

•
Of the 507 stream sediment samples collected during the survey, 61 samples had a BCL gold assay value above 7 ppb, ranging up to a high of 592 ppb Au. Thirty-four of the >7 ppb Au values, (i.e. more than 50%), occur in the Dak Sa sector of the property. Individual sub-drainage systems with values >4 ppb Au form a contiguous area of about 240 square kilometres.

•	In 1997 and 1998, Olympus Pacific became involved in the project and took over management of the exploration and development programs.

6.0	GEOLOGICAL SETTING

6.1	Regional Geology & Structure

The Phuoc Son project is located on a plate tectonic zone known as the Phuoc Son Suture Zone ("PSZ”). This is probably one of the most important structural controls of gold metallogeny in central Vietnam. The PSZ separates crystalline basement rocks of the Kontum Massif to the south, from predominantly Palaeozoic volcano-sedimentary rocks of the Truong Son Geosyncline to the North. The Kontum Massif is a large block forming part of the Indosinian median Massif. It is comprised of Archean granulites (Kannack Complex) and Lower Proterozoic metamorphics (Ngoc Linh Complex) and migmatitic plutons (Kham Duc Formation). The Kontum Massif is structurally complex and has been intruded by Paleozoic, Mesozoic and Cenozoic intrusives of diverse composition. The Truong Son Geosyncline comprises two marginal eugeosynclines (Song Ma to the NE and Tam Ky-Phuoc Son to the SW), which contain Mid Cambrian-Early Ordovician metavolcanics and metasediments, and a central miogeosyncline containing an Ordovician to Devonian volcanosedimentary sequence. See Figure 4 - Tectonic Map of Vietnam & Surrounding Areas and Figure 5 - Regional Geology Map, Quang Nam Province.

Orogeny of the Truong Son Geosyncline was accompanied by intrusion of Devonian gneissoid granites, followed by deposition of Devonian terrigenous and calcareous sediments.

The PSZ is thought to represent a collisional suture between the South China plate and the Indosinian plate, produced by southward subduction of the South China Plate during Late Proterozoic-Late Permian times. Along the PSZ, ophiolites and volcano-sedimentary rocks of the Avuong metamorphics appear to have been thrust southwards above crystalline basement rocks (Kham Duc Formation) along the northern margin of the Kontum Massif. In the Phuoc Son area, the whole thrust zone may have been back folded to form an overturned nappe. The PSZ may therefore reflect the presence of a major Paleozoic subduction zone, which extended hundreds of kilometres from Laos, through Central Vietnam and into the South China Sea.

Since its formation, the PSZ appears to have been a locus of faulting and intensive volcanism and intrusive activity. In the Phuoc Son project area, the PSZ swings from a westerly to a northwesterly trend at the point where it is intersected by a regional N-S fault set (Eastern Fault Zone).

The regional metamorphic foliation strikes N-S to NW, generally with a flat to moderate W to SW dip. Fold hinges tend to dip moderately to steeply towards the W and SE. Joints and fractures tend to belong to two groups, ESE and NE dipping. Fault/shear planes tend to dip moderately to steeply WSW. Quartz veins tend to dip at shallow to moderate angles to the W, WNW and WSW. Boudinaged reef-style veins mainly plunge towards the W and S.

CHINA
HANOI
HAI PHONG
BURMA
LAOS
PHU BIA DEPOSITS (Pan Australian Resources)
Socialist Republic Of VIETNAM
Eastern Sea
HUE
DANANG
TAM KY
PHUOC SON PROJECT
SEPON DEPOSIT (Oxiana)
THAILAND
PHUOC THANH
BONG MIEU
CAMBODIA
Gulf of Thailand
HO CHI MINH CITY
Red River
Song Da Suture
Truong Son
Ophiolite belt
Dong Trieu-Cam Pha
Tam Ky-Phuoc Son
Tra My
0 50 250 Kilometres
Legend:
Precambrian Craton
Granites
Significant faults (deep seated structures are named)
Ophiolite belts
Modified after Olympus Pacific Minerals Inc.
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Vietnam
Tectonic Map of Vietnam and Surrounding Areas

Figure 4 - Tectonic Map of Vietnam & Surrounding Areas

OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Regional Geology Map, Quang Nam Province
EXPLANATION
1. STRATIFIED ROCK
2. INTRUSIVE ROCK
3. OTHERS
BONG MIEU PROJECT
PHUOC SON PROJECT
Eastern Sea
DANANG
HOI AN
Quang Nam Province
Quang Ngai Province
Kon Tum Province
Thua Thien-Hue Province
LAOS
LAOS
Kilometres

Figure 5 - Regional Geology Map, Quang Nam Province

6.2	Property Geology

6.2.1	General

This discussion of the general geology of the project area is based largely on Banks et al 2004 and Sullivan and Kociumbas 2004. Subsequent examination of particular aspects of the geology of the deposits and modifications to the detail of the geological models is described in more detail later in this document.

6.2.2	Stratigraphy

The project area is dominated by probable Late Neoproterozoicto Cambrian aged, regionally metamorphosed (lower greenschist facies) shallow marine meta-sediments and intercalated meta-volcanics of the Nui Vu formation. This sequence is in high-angle reverse fault contact with Upper Proterozoic Kham Duc formation amphibolite facies metamorphics along the east and south-east sides of the property (Figure 6 - Phuoc Son Property Geology). Lithologies include; albite-actinolite schist, mica schist, phyllite, psammitic schist, metabasite, marble, quartzite and chert. The depositional environment is interpreted to have been a shallow marine marginal basin.

6.2.3	Intrusives

Linear, Lower-Palaeozoic to Mesozoic, calc-alkaline magmatic belts trend broadly east-west across Quang Nam province, along the axis of the southern Truong Son Foldbelt (Figure 5 - Regional Geology Map, Quang Nam Province). A variety of post-tectonic granitoid complexes of upper Mesozoic age occur along deep-seated high angle faults.

Basic to Intermediate Intrusives

Small lenses, dykes and stocks of amphibolite, gabbro, diorite, quartz diorite, andesite and dacite porphyry occur throughout the licence area. Pre-metamorphic, syntectonic and post tectonic varieties are presentas well as post mineral dacite dykes intersected in drill holes particularly at Bai Go (North Deposit).

Mesozonal Granitoid Plutons

Two coarse-grained granitoids occur in high terrain west and southwest of the project area.

Khe Cop
Khe Rin
Khe Do
Vang Nhe
Bai Buom
K7 FAULT ZONE
Suoi Cay
Tra Long
EASTERN FAULT ZONE
K7
Bo
Hoa Son
Bai Gio
Khe Ri
Nui Vang
Bai Chuoi
North Deposit
South Deposit
Bai Cu
TSF
PLANT SITE
To Kham Duc
Dak sa Bridge
1720000
1715000
1710000
1705000
785 000
790 000
795 000
N
Legend
Avuong formation
PZ₂av
Actinonite-albite-chlorite schist
Kham Duc formation
PR₂kd
Quartz-sericite-chlorite schist
Hiep Duc Complex
Talc-serpentinite green schist and meta gabbro
Que Son Complex
Granite-diorite, diorite
Granite, granodiorite
Deo Ca Complex
Granosyenite, syenite
Andesite, altered (propylitic) andesite
Exploration target (fault/shear/quartz vein zone)
Fault/shear
Current resource boundary
NVMC Original exploration licenses
PSGC's 2355/GP Investment License
Current EL Application
0
6
Kilometres
Modified after Olympus Pacific Minerals Inc.
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Property Geology

Figure 6 - Phuoc Son Property Geology

Epizonal Granitoids

Small-scale (less than 1 squarekilometre) stocks of medium-grained granite to monzogranite and related dykes occur within the tenement near Khe Rin, Round Hill, K7 and Bo prospects (Figure 6 - Phuoc Son Property Geology), outcrop poorly within the intense saprolitic weathering profile at Phuoc Son.

Hiep Duc Ultramafics

Shear-bounded serpentinite, talc serpentite, greenschist and metagabbro lenses occur within the Nui Vu sequence,more or less parallel with the foliation of the Nui Vu formation schistose meta-sediments and meta-volcanics, particularly in the Dak Sa valley. These are regarded as allocthonous thrust wedges, of probable Silurian age.

6.2.4	Structure

1. Principal Faults

Shear zones, common along contacts between competent and ductile units, are often the focus of mineralisation at Phuoc Son.

The Poco RiverFault Zone (PFZ)

A regional, 30 kilometres deep (Pham et al, 1995) NNE-SSW trending reverse-dextral fault system extends for over 100 kilometres. The fault juxtaposes Late Proterozoic and Paleozoic metamorphics and is inferred to represent rifting along the western side of the Kontum block.

Cong Plong Fault Zone (CPFZ)

This 2 kilometre wide, SW dipping, 35 - 40 kilometres deep (Cau, 1991) regional fault is prominent in satellite imagery. At Kham Duc, olivine basalt flows of late Tertiary-early Quaternary age have flowed from this structure. Indosinian-age dextral strike slip fault movement is inferred to have been reversed to sinistral reactivation during the post-Mesozoic Himalayan Orogeny.

Dak Sa Fault Zone(DSFZ)

At Dak Sa, a low-angle NW dipping thrust fault zone extends through the Dak Sa Prospect for over 4 kilometres and is host to two significant gold deposits, comprising quartz veins and hydraulic quartz-sulfide breccias, at Bai Dat and Bai Go prospects.

The fault appears to be developed principally along sheared, N-S striking, westerly dipping contacts between altered ultramafic rocks (dunite, serpentinite, talc-carbonate schists) and quartz-mica schist country rocks. Geological mapping at Bai Go, Bai Dat and Bai Chuoi (WNW of the large ultramafic complex) suggests that to the south, the fault plane dips quite steeply (45°) to the west, but flattens to the north (30° at Bai Cu, 20° at Bai Dat). Wallrock ultramafics are strongly fractured, foliated, and talc-carbonate altered.

2.	Folding

Within the project area northerly plunging, open, isoclinal folds predominate, but fault/sheari ng of fold axes may be common. Interpreted saddle reef quartz veins are locally developed (e.g.at Bai Gio).

Deformation contrasts are marked between different lithologies; competent units are often only slightly folded, whilst ductile units may be tightly folded. Several phases of deformation are recognized and are discussed in more detail in Section 7 “Deposit Types”.

6.2.5	Geotectonics

Suturing and accretion of Late-Proterozoic to Cambro-Ordovician miogeosynclinal marginal basins occurred from the late Pre-Cambrian to Triassic. Ophiolites along the southern boundary of the Truong Son Foldbelt are interpreted to be remnants of Early Palaeozoic lower lithosphere (possibly Silurian age), marking the position of an early Palaeozoic NE-dipping subduction zone, (Tran et al, 1997).These ophiolites are faulted within lower greenschist facies shallow marine sediments and basic volcanics of probable Late Neoproterozoic to Cambrian age.

Compressional regime, dextral NW-SE trending wrench faulting of the Truong Son Foldbelt occurred during late Palaeozoic-Early Mesozoic Indosinian Orogeny (Lepvrier et al, 1997). These faults and the older sutures were later reactivated during the Burma/Eurasia and India/Eurasia collision events and subjected to tensional tectonic regimes in the Triassic-Jurassic, Cretaceous and early Quaternary (Himalayan Orogeny), producing new faults during deformation in response to the Burma-Eurasia and India-Eurasia collisions. The Indosinialgeoblock (including the Kon Tum massif and Truong Son Foldbelt) is thought to have rotated 29° clockwise since the mid-Cretaceous (Hutchison, 1989). At Phuoc Son this has resulted in NW-SE trending sinistral wrench faulting, NE-SW dextral wrench faults, and E-W normal faults; all in addition to older Indosinian and Lower Paleozoic thrusts and reverse faults consequent upon subduction tectonics in that era.

In the Phuoc Son area, the Phuoc Son – Tam Ky suture and the whole Truong Son Foldbelt is bounded by large NW-SE trending wrench faults and flexed to the northwest, where it continues northwesterly for more than 200kilometresacross the Vietnam/Laos border.

6.2.6	Metamorphism

The most significant Phanerozoic regional metamorphic event began in the Silurian and reached a peak in the Permo-Triassic (Indosinian) Orogeny.

Metamorphism of the Nui Vu formation is mainly of low to moderate greenschist facies. Psammitic units comprise fine-grained aggregates of: albite-actinolite, metabasites; chlorite-albite-actinolite-epidote, whilst pelitic units comprise mainly sericite-biotite-albite.

Although regional metamorphism does not appear to have reached the almandine isograd, pale pink garnet occurs within thermal aureole skarn and hornfels zones adjacent to post-tectonic granitoid intrusives.

Schistosity is developed within micaceous pelitic lithologies and talc serpentinites, but psammites, metabasites, marbles and quartzites commonly show little or no schistocity.

7.0	DEPOSIT TYPES

Olympus Pacific Minerals is exploring the Phuoc Son project area for hard rock gold deposits. There is extensive small scale artisanal gold mining activity within the Phuoc Son district, some of which is within the Olympus’ Investment Licence.

The current exploration and development programs have delineated two gold deposits and identified a major mineralized structure associated with the Dak Sa Shear Zone. The planned programs aim to characterize the mineral potential of the Dak Sa Shear Zone and the numerous other gold occurrences within the Investment Licence for modern commercial scale mining.

Previous work had identified two distinctly different deposit types:

(i)	Shear and brittle fracture hosted, mesothermal, quartz-sulphide-gold-silver veins, and
(ii)	Pluton-associated, gold-skarn and skarn related deposits.

These conceptual models have been modified with subsequent work. Banks et al 2004 now consider that the widespread hydrothermal gold and base metal sulfide mineralisation is related to the emplacement of high-level acid-intermediate intrusives.

Significant gold grades over potentially mineable widths have been returned from surface sampling and diamond drilling at numerous showings, most notably at Bai Dat(South Deposit), Bai Go(North Deposit), Bai Gio, Khe Rin, Khe Do, and Tra Long.

Four distinctly different styles of mineralisation havenow been recognised, as follows;

•	Low Temperature Au-Ag-Pb-Zn mineralization hosted in mesothermal hydraulically fractured and brecciated quartz Veins associated with the Dak Sa Shear,

•	High Temperature Au-Ag-Te-Bi associated with granitic dykes,

•	Au-Ag-Cu-Mo Skarns associated with epizonal hydrothermally altered monzogranite stocks and seyenite dykes,

•	Intrusive-hosted gold mineralisation has been located within the apical zone and wall rocks of small granite stocks.

More detailed discussion of the deposit types and mineralization is given in Sections 8 and 9 of this report.

8.0	MINERALIZATION

8.1	General

Exploration of the Property has revealed extensive hydrothermal gold and base metal mineralization related to the emplacement of high-level acid-intermediate intrusives. Two gold deposits have been defined to date at Bai Go (North Deposit) and Bai Dat (South Deposit) and are undergoing detailed evaluation.

Numerous gold and polymetallic prospects with economic potential have been delineated within the property by surface geochemical sampling, geological mapping and diamond core drilling.

Four distinctive styles of mineralization are now recognized. (Banks et al, 2004). These styles can be subdivided as follows.

8.2	Low Temperature Au-Ag-Pb-Zn+/- Cu

At the southern end of the property (Dak Sa sector), the Bai Dat(South Deposit)and Bai Go (North Deposit) deposits (approximately 1 kilometre apart) comprise structurally controlled, mineralogically similar (Au-Ag-galena-sphalerite-pyrite-pyrrhotite±chalcopyrite) mineralisation zones, within mesothermal quartz veins and hydraulic vein breccias (Figure 7 - Dak Sa Mine Area: Drillhole Location Plan), formed in dilational zones within a pre-existing low-angle shear structure that has been traced for around 2.5 kilometres in a north to north-west direction. The sulfides are locally massive, but are more commonly confined to irregular brittle fractures in quartz and as disseminations and in schist foliae within vein wall and country rocks.

Although the Bai Dat/Bai Go-style of mineralisation has not yet been directly linked to a particular intrusive, trace element data (e.g.anomalous tellurium) is consistent with these deposits having been formed by distal deposition from metal-rich fluids of intrusive origin.

8.2.1	Bai Dat (South Deposit)

At Bai Dat exploration has delineated one main mineralized quartz vein, with subsidiary veining in the hanging and footwall rocks.

The vein comprises a tabular body of quartz vein and brecciated quartz with a down dip length of around 410 metres. The vein zone with strong gold mineralization has been traced for 200 metres along strike and an average thickness of 2.7 metres. Thickness ranges from less than 0.2 metres to 9.0 metres. (See Figure 8 - South Deposit: Geology & Drillhole Location Plan and Figure 9 - South Deposit: Representative Cross-Section).

The veins lie at, or close beneath, the contact of a thick marble unit and between this and an underlying phyllite/schist sequence. The vein is thought to be developed within a thrust fault plane near the axis of the NW trending Bai Dat Anticline. The vein, which strikes NNE, dips at an average 21° WNW and lies about 120 metres above the upper contact of a large ultramafic body. The mineralization varies from fractured and hydraulically brecciated quartz containing fracture-controlled/matrix sulphides, to massive sulphides containing milled quartz fragments. The mineralization composition mainly comprises pyrite, pyrrhotite, galena, sphalerite, and native gold.

The total sulphide percentage in the mineralization varies from <1% to more than 60%.

8.2.2	Bai Go (North Deposit)

The Bai Go Au-Ag-Pb-Zn mineralization is generally developed within thick zones of massive silicification/ quartz vein. Mineralisation is primarily (brittle) fracture controlled in quartz, but locally extends into fractured silicified schist wallrocks (e.g. in DSDH-61). Drilling has delineated a stacked series of medium to high grade gold mineralized zones, two of which have been modeled for resource estimation and preliminary mine planning.Gold grade correlates closely with sulphide assemblages containing galena and pyrite. Pyrrhotite-rich zones may carry very low or no gold, although there are several examples where high grade gold occurs in basemetal sulfide poor areas within silicified hanging wall schists and amphibolite bodies.

The current ore body has dimensions up to 600 metres down dip, and over 1,000 metres along strike and varies from less than 1 metre to 18.55 metres thick. Recent exploration drilling on 100 metre centresextending the mineralisation to the north-west.

A geology plan, cross-sections and a long-section are shown in Figure 10 - North Deposit Geology & Drillhole Planto Figure 13 - North Deposit: NW-SE Long-Section.

8.2.3	Other Prospects

There are a number of other areas that have been partially drill tested within the Dak Sa Shear that have similar mineralization characteristics to Bai Dat and Bai Go. The more significant of these include; Bai Chuoi that lies between Bai Dat and Bai Go (Figure 7 - Dak Sa Mine Area: Drillhole Location Plan), Bai Cu to the south of Bai Dat.

8.3	High temperature Au-Ag-Te-Bi

In the northern sector of the Phuoc Son project area (at the Khe Rin and Khe Do); gold mineralization occurs in a significantly higher temperature environment than at Dak Sa.  At the Khe Do prospect, Au-Ag-Te-Bi mineralization associated with semi-massive pyrrhotite has been drill intersected directly beneath a fractured, but unmineralized marble unit. In one drillhole (KRDH23), brecciated quartz with pyrrhotite mineralization, assaying up to 33.7 grams/tonne Au, is in contact with a fine grained granitic dyke. Since the gold bearing marble footwall shear zones contain abundant tellurides, bismuth and some scheelite, whilst the granite contains abundant disseminated pyrrhotite, a genetic connection with magmatic fluids associated with granitic intrusion is inferred.

8.4	Au-Ag-Cu-Mo Skarn

At the Khe Rin prospect, clinopyroxene skarn and epidotised retrograde skarn occur, which host erratic bonanza grades of high fineness gold. The skarns are located within 300 metres of an epizonal monzogranitic stock of about 0.6 square kilometres in the area. The gold mineralization is often intergrown with molybdenite, but is not associated with high bismuth assays or tellurium (as at Khe Do). The skarn zones, which occur near the base of a metabasite unit, replace thin carbonate horizons and are often proximally associated with altered monzogranite to syenite dykes.

8.5	Intrusive Hosted Gold

Gold mineralization within the apical zone and wallrocks of a small epizonal granitic stock (Round Hill) is inferred from soil and rock geochemistry 2 kilometres SW of the Khe Rin skarn mineralization and 1.8 kilometres WSW of the Khe Do high temperature Au-Ag-Te-Bi mineralization. Deeply weathered, but silicified and veined, surface rocks assay up to 23 grams/tonne Au. Other areas of quartz veined and silicified granitoid intrusives are known within the central sector at Phuoc Son (K7-Bo prospects). Quartz stockwork veined granite float occurs within gold in soil anomalies and suggests fertile potential for future discovery of intrusive hosted gold.

Bai Gio
North Deposit Expansion
Nui Vang
North Deposit
4.73/0.92m
10.00/1.00m
8.20/1.50m
4.06/1.50m
Bai Chuoi
4.95/1.22m
Plant site
TSF
South Deposit
0.20/4.35m
1.52/5.68m incl. 10.06/1.60m
Bai Cu
1.23/0.55m
LEGEND
Talc-serpentinite, green schist and meta gabbro
Marble
Amphibolite
Undifferentiated schist
Granite-diorite, diorite
Current resource boundary
Previous 1999-2006 hole
2007 completed hole
Hole in progress
2007-2008 planned hole
0 100 350
Metres
N
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Dak Sa Mine Area
Drill Hole Location Plan
Modified after Olympus Pacific Minerals Inc.

Figure 7 - Dak Sa Mine Area: Drillhole Location Plan

9.0	EXPLORATION

9.1	General

Olympus became directly involved in Phuoc Son in 1998 and has pursued programs of staged exploration (through NVMC) from that time, which has resulted in the delineation of two significant gold deposits at Bai Dat (South Deposit) and Bai Go (North Deposit).

Targeted portions of the Property have had programs of geological mapping, bedrock, float and channel sampling, soil geochemical sampling, petrological and mineragraphic studies, geophysical surveys, remote sensing studies, detailed structural analysis, deposit modeling and reconnaissance and resource diamond drilling.

9.2	Exploration 1998 to 31 December 2003

9.2.1	Staged Programs of Work

•
Stage 1 (October 1998 to March 1999):  Reconnaissance surveying of the then 100 km2 licence area, identification of the three major mineralized shear structures, and commencement of detailed exploration over the first of these structures (the Dak Sa Shear Zone);

•
Stage 2 (April 1999 to December 1999):  Continuation of detailed exploration over the southern end of the Dak Sa Shear Zone (including mapping/sampling and diamond drilling six holes (DSDH 1-6) at Bai Dat) and follow-up exploration at other sites (particularly at K7) within the balance of the licence area;

•
Stage 3 (January 2000 to June 2000): Grid soil sampling in the Dak Sa & K7 Shear Zones, rock sampling, geological mapping, pan concentrate survey, diamond drilling of 29 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go, within the Dak Sa shear Zone (DSDH 7 – 35);

•
Stage 4 (July 2000 to December 2000): Detailed geological mapping, 9 km2 soil survey north of Bai Go, rock geochemistry, petrology and diamond drilling of 17 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go (DSDH 36 – 51 and 61);

•
Stage 5 (January 2001 to December 2001): Continuation of drilling with 31 additional holes at the Bai Go, Bai Gio and Bo prospects, as well as geological mapping, rock and soil geochemistry, pitting, surface and underground channel sampling, petrology, and gridding at other prospects including K7, Hoa Son, Tra Lon, Suoi Cay, Vang Nhe, Khe Rin, Khe Do and Khe Cop;

•
Stage 6 (January 2002 to December 2002): Scout Drilling at the Khe Rin, North Khe Do, Khe Do, Bai Buom, Tra Long and K7 Prospects (32 drillholes), as well as pitting at Nui Vang, geological mapping/sampling, soil geochemistry, ground magnetometer surveying at Khe Rin-Khe Do and Bai Buom, reconnaissance mapping elsewhere, including Vang Nhe, Tra Long, K7 and Hoa Son; commencement of mine scoping studies at Dak Sa; and

•
Stage 7 (January 2003 to 31 December 2003): In-fill, step-out and geotechnical diamond drilling at Bai Dat, Bai Go, Bai Chuoi and Bai Cu (27 holes); preparation of Mineral Resource estimates for the Bai Dat and Bai Go deposits; continuation of the scoping studies.  At the time of the WGM site visit a diamond drilling program was underway in the sector between the Bai Dat and Bai Go deposits and soil geochemical surveys were being conducted elsewhere on the Property.

9.2.2	Results of Exploration to 31 December, 2003

By 31 December 2003 Olympus had discovered and/or explored 23 important prospective areas of mineralization within the Property. The most significant of these were the Bai Dat, Bai Go, Khe Rin and Nui Vang prospects.

The results from these prospects to 31 December 2003 have been described in detail in Sullivan and Kociumbas, 2004, and Murfitt, 2003 along with results from other exploration projects.

•	Bai Dat (South Deposit)

Bai Dat is located at the south end of the Dak Sa Shear Zone.

Exploration to 31 December 2003 had delineated one main mineralized quartz vein, with subsidiary veining within the hanging wall rocks and minor veining in the footwall. A summary of the results of this exploration work and findings is presented in Section 9.3.2 which up dates activities to 31 October 2007.

Significant drill intercepts from pre 31 December 2003 exploration holes are listed in Table 6 - Bai Dat Deposit - Selected Mineralised Drillhole Intercepts.

•	Bai Go (North Deposit)

Details of exploration results and significant drill intersections are presented in Section 9.3.2 which updates activities to 31 October 2007.

Drill results including those drilled prior to 31 December 2003 are presented in Table 7 - North Deposit (Bai Go & Bai Go North) - Selected Mineralised Drillhole Intersections.

•	Khe Rin

The Khe Rin prospect lies some 7 kilometres NW of Bai Dat and Bai Go. (Figure 16 - Khe Rin Geology & Drillhole Layout Plan). Details of exploration results including the pre 31 December 2003 work is detailed in section 1.3.2. Selected drill results for all drilling to date at Table 10 - Khe Rin - Selected Mineralised Drillhole Intersections in Section 9.3.2.

•	Other Prospects

Up until 31 December 2003 Olympus had discovered and/or explored 19 other prospects in addition those detailed above. Most of these discoveries resulted from follow up on artisanal mining activities. A summary of these prospects is tabulated in Table 11 - Other Phuoc Son Property Prospects as at 31 October 2007 and run roughly from south to north as shown on Figure 6 - Phuoc Son Property Geology and include updates of work completed after 31 December 2003.

9.3	Exploration 1 January 2004 to 31 October 2007

Olympus has continued their staged exploration programs over the Dak Sa mine area and on the eastern side of the Giang River. Little work has been carried out on the Khe Cop, Khe Rin and Khe Do prospects as these lie to the west of the Giang River within the Song Thanh Nature Reserve.

9.3.1	Staged Programs of Work

•
Stage 8 (January 2004 to August 31 2007): The majority of exploration work was focused on the Dak Sa Mine area due to the delay in the grant of the exploration license. Some 118 diamond holes for 24,613.58 metreswere drilled during the period at Bai Dat (South Deposit), Bai Go (North Deposit) & North Extension, Bai Cu, Bai Chuoi, Bai Gio, Nui Vang and TSF (Quartz Creek) prospects. A further 15 diamond drill holes totaling 2,101.41 metreswere drilled at the K7, Khe Rin and Round Hill prospects.

•
Stage 9 (September 2007 to 31 October 2007):Current exploration activity has involved step-out drilling on the northern extensions of Bai Go (North Deposit) and infill drilling at Bai Go and Bai Dat to improve the confidence levels on the resources here. In addition, 3 metallurgical holes are in progress at Bai Go.  Limited exploration activities are being conducted on the Property’s other prospects (Tra Long, Suoi Cay, etc) in preparation for more extensive evaluation in 2008.

9.3.2	Results of Exploration 1 January 2004 to 31 October 2007

Since 1 January 2004 work has focused on Bai Dat (South Deposit) and Bai Go (North Deposit) and its extensions to the north as well as more recent recognition of the potential at Tra Long and Suoi Cay.

The ongoing exploration in the Dak Sa area (which hosts the Bai Dat (South) and Bai Go (North) deposits of the Phuoc Son property has extended the north extent of mineralization into the Hoa Son area. Thus the K7 shear zone appears to represents the northern extension of the Dak Sa deformation zone. This extension area is known to host encouraging mineralization and alteration at Hoa Son, K7 and Vang Nhe. The Dak Sa – K7 corridor will be prioritised for exploration in the coming year along with the Tra Long – Suoi Cay trend.

Following are descriptions that summarise and update exploration results from those to 31 December 2003 of the more advanced and significant prospects and Table 11 - Other Phuoc Son Property Prospects as at 31 October 2007 that provides brief descriptions of the key elements of the others.

•	Bai Dat Deposit (South Deposit)

The Bai Dat deposit (South Deposit) is located at the southern end of the Dak Sa zone just north of the Bai Cu prospect (Figure 6 - Phuoc Son Property Geology). The quartz veins do not crop out as they are obscured by colluvium and debrisfrom artisanal mining activity. Olympus sampling of vein material present in rock stockpiles derived from artisanal shafts, however, confirmed gold grades similar to those intersected in drillholes.

Structural mapping and interpretation of Bai Dat area has revealed that the main vein is located just west of a NW-plunging D2 anti-formal hinge (Lewis 2001) (D3 Alexander 2006).

Exploration to date has delineated one main mineralized quartz vein, with subsidiary veining within the hanging wall rocks and minor veining in the footwall. The NNE striking, NNW plunging vein forms a tabular body of quartz and vein breccia, emplaced at or close to and beneath a contact between a thick marble unit and an underlying phyllite/schist sequence. The vein is thought to be developed within the dilatant zones that resulted from the NNE thrusting along the marble – phyllite/schist contact (perpendicular to the D2 antiformal hinge).

The vein dips at an average 21° to the NW and varies in thickness from 1 metre to more than 10 metres. It lies about 120 metres above the upper contact of a large ultramafic body. The mineralization varies from fractured and hydraulically brecciated quartz containing fracture-controlled/matrix sulphides, to massive sulphides containing milled quartz fragments. It is comprised of pyrite, pyrrhotite, galena, sphalerite, and native gold. The total sulfides range from <1% to more than 60%. Evidence of significant post-mineralization faulting has been recorded from drill core, underground workings and air photo and satellite imagery; although no major offsets have been observed between drillholes within the ore zone and at the ore zone margins.

Diamond drilling to October 31 2007 totals 10,647.22 metres of HQ, NTW, NQ and BTW diamond drilling, in 70 drillholes (excluding 3 sterilization holes drilled at the Plant Site–DSDH053-055for 135.52 metres in total). Forty-nine (49) drillholes intersected high-grade quartz/breccia mineralization, which averages 20.90g/tAu, 27.75 g/tAg, 1.997% Pb and 1.95% Zn;over an average intercept width of 2.88 metres(approximately 2.48 metres true width).

The Bai Dat (South Deposit) mineralization remains open down-dip to the NW and the potential for of finding similar structurally controlled ore shoot(s) down dip and along strike is significant. Figure 8 - South Deposit: Geology & Drillhole Location Plan and Figure 9 - South Deposit: Representative Cross-Section show the current drilling plan and a representative cross section of Bai Dat (South Deposit).

NW
SE
South
Deposit
Plant site
Bai Cu
Legend
Actionolite-albite-chlorite schist
Talc-serpentinite, green schist and meta-gabbro
Marble
Granite-diorite, diorite
Current Resource Outline
Fault
Anticline (D2)
Plant site
Previous 1999 to 2006 holes
2007-2208 planned infill and stepout hole
2007 Hole completed Hole in progress
Mining Licence boundary
Adit/drive portal
Cross section line
0
300
Metres
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
South Deposit Geology and DrillHole Location Plan
Modified after Olympus Pacific Minerals Inc.

Figure 8 - South Deposit: Geology & Drillhole Location Plan

NW
SE
DSDH226
DSDH128
DSDH031
DSDH018
DSDH017
DSDH016
DSDH121
DSDH013
DSDH052
DSDH009
DSDH135
DSDH111
Bai Dat Upper Breccia
18.56 / 2.29m
21.60 / 4.60m
32.00 / 4.85m
45.09 / 5.26m
35.00 / 9.00m
11.12 / 8.00m
6.83 / 10.00m
30.56 / 2.90m
24.75 / 3.05m
6.13 / 3.00m
17.90 / 0.45m
0.66 / 1.87m
0
50
100
150
200
250
300
350
400
Meters
Legend
Sediments
Altered ultramafic
Marble
Breccia
Sulphide-quartz vein
Mineralization/ore envelope
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
South Deposit Representative Cross Section
(Looking Northeast)
Modified after Olympus Pacific Minerals Inc.

Figure 9 - South Deposit: Representative Cross-Section

Selected representative mineralized intercepts from this drilling are shown in Table 6 - Bai Dat Deposit - Selected Mineralised Drillhole Intercepts.

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH001	108.00	110.40	2.40	28.22	82.75	9.26	5.30
DSDH003	103.00	107.35	4.35	14.18	0.39	0.01	0.01
DSDH008	73.30	75.50	2.20	4.39	6.18	0.25	0.13
DSDH009	79.50	82.80	3.30	45.77	12.14	0.22	0.30
DSDH011	98.00	101.40	3.40	26.42	26.74	0.85	0.19
DSDH012	92.00	94.00	2.00	6.27	11.50	1.66	0.96
DSDH013	102.10	110.00	7.90	35.00	23.97	1.69	1.30
DSDH014	82.00	91.00	9.00	15.44	43.67	2.69	1.90
DSDH016	121.78	126.45	4.67	13.34	8.15	0.62	1.50
DSDH017	140.85	143.75	2.90	30.56	14.45	0.01	0.01
DSDH018	168.85	171.90	3.05	24.75	48.20	1.04	0.36
DSDH020	103.60	104.60	1.00	14.70	1.00	0.01	0.00
DSDH021	130.50	134.20	3.70	45.81	16.92	1.26	1.72
DSDH029	158.00	160.20	2.20	11.77	4.61	0.10	0.02
and	168.35	171.00	2.65	5.96	0.00	0.01	0.06
DSDH031	193.55	195.00	1.45	11.65	14.24	1.09	0.29
DSDH032	167.00	172.00	5.00	13.88	9.60	0.91	0.53
DSDH039	105.25	107.20	1.95	37.60	60.69	5.77	6.06
DSDH051	87.00	88.00	1.00	61.70	239.00	12.96	11.87
DSDH052	93.74	99.00	5.26	45.10	73.58	3.35	4.00
DSDH059	101.05	102.11	1.06	10.64	3.00	0.14	0.23
DSDH060	102.60	105.56	2.96	19.95	10.06	0.34	0.24
DSDH090	125.20	127.66	2.46	21.20	25.46	0.75	0.41
DSDH091	160.06	162.76	2.70	6.94	74.33	4.67	3.16
DSDH092	168.06	169.30	1.24	2.85	2.45	0.10	0.09
DSDH097	101.90	102.20	0.30	17.79	32.80	1.61	5.87
DSDH098	101.65	104.69	3.04	61.25	86.59	4.60	9.30
DSDH099	132.30	136.10	3.80	14.42	19.48	2.28	1.23
DSDH100	123.81	127.70	3.89	21.64	19.46	2.27	1.42
DSDH104	189.00	190.70	1.70	2.77	0.00	0.01	0.01
DSDH111	76.00	80.60	4.60	21.60	27.09	2.10	6.52
DSDH121	109.50	114.70	5.20	8.85	8.56	0.96	0.15
DSDH122	98.00	106.00	8.00	11.13	39.26	4.30	2.83
DSDH124	163.65	166.65	3.00	4.89	2.79	0.18	0.23
DSDH125	207.20	207.40	0.20	4.06	27.30	2.32	2.93
DSDH126	168.35	171.40	3.05	39.28	16.46	1.13	1.42
DSDH127	220.50	223.20	2.70	38.64	13.14	0.61	10.27
DSDH128	218.85	219.30	0.45	17.90	7.50	0.32	1.38
DSDH129	183.00	185.50	2.50	5.07	4.61	0.38	0.11
DSDH133	51.50	52.50	1.00	15.69	9.40	0.17	0.14
DSDH135	57.36	59.65	2.29	18.56	134.23	14.07	5.59

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH136	24.34	25.77	1.43	4.26	69.18	8.86	2.00
DSDH139	277.80	279.00	1.20	1.81	0.70	0.02	0.01
DSDH160	84.75	86.52	1.77	13.53	6.61	0.54	1.21
DSDH167	64.80	65.00	0.20	51.55	50.20	3.89	2.56
DSDH191	96.52	102.65	6.13	17.82	5.10	0.55	1.82
DSDH226	246.40	247.27	0.87	1.23	0.00	0.02	0.03
DSDH227	224.55	226.40	1.85	7.66	26.04	0.56	0.02
including	225.75	226.40	0.65	20.35	74.10	1.56	0.02
DSDH230	259.80	261.80	2.00	13.87	5.52	0.099	0.295
including	260.55	261.15	0.60	31.75	10.10	0.14	0.86

Table 6 - Bai Dat Deposit - Selected Mineralised Drillhole Intercepts

•	Bai Go (North Depositincluding The Northern Extensions)

Bai Go (North Deposit) lies around 1,000 metres north of the Bai Dat Deposit on the Dak Sa Shear Zone. Structural mapping of the Bai Go area was conducted in July 2001. Results revealed the presence of a slight fold flexure trending NW-SE through this area. A number of tight folds (D3) trending NE-SW are present within the schist and ultramafic sequence above the North Deposit quartz vein(s), while below the vein a metabasic unit appears to be gently wrapped into a small synform. This, coupled with the quartz vein geometry suggests that considerable movement has occurred along the upper section of the Bai Go quartz vein.

Intensive exploration commenced at Bai Go in the first half of 2000 when the third drill hole (DSDH024) intersected high grade gold and base-metal mineralization within the deposit’s vein system immediately down-dip from outcrop that had returned the best grades from channel sampling of 1.96 g/tAu, 2.88% Pb, 1.84% Zn over 1.2 metres.

Exploration drilling at Bai Go was initially conducted in a series of easterly inclined holes designed to intersect quartz veins beneath an ultramafic unit 30 metres to 50 metres down-dip from the artisanal mine workings that extend along the outcrop.

After intersecting the strong sulphide mineralization in DSDH024, three further holes (DSDH026, 028 and 040) were drilled on nominal 25 metres centres as a westerly trending fence from DSDH024. During the second half of 2000, a further nine drillholes (DSDH041–043, 045, 047-050 & 061) were completed for a full year total of 2,416.40 metres in 16 holes.

During 2001, 3,534.22 metres of HQ diamond coring were completed in 19 drill holes (DSDH062 – 070, 074-081 and 089; DSDH-088) extending the mineralization to the north.

Drilling in 2003 comprised 843.37 metres in 5 drillholes (DSDH093-096 and 107), while 2004 totaled 347.65 metres in 1 drillhole (DSDH113). In 2005 a further 1,238.11 metres of drilling occurred with 8 holes (DSDH130, 132, 137, 138, 144, 146 and 147 in the North Deposit area, and DSDH131 in the North Extension area).

 In 2006 drilling intensified with 7,963.86 metres completed in 39 holes (DSDH148-152, 154-157, 159, 161, 163, 165, 166, 169, 171-174, 177-179, 181, 183, 184, 186, 188, 193, 196, 199, 203-207 in the North Deposit area, DSDH153, 158, 162 and 164 in the North Extension area) and has continued through 2007 with a further 7,568.65 metres in 21 holes to 31 October 2007 (DSDH208-231 in the North Deposit and North Extension areas).

Total drilling for the North Deposit and extensions, stands at 23,912.26 metres in 109 drill holes covering an area of approximately 1000 metres x 380 metres.

The North Deposit mineralization is associated with a veining and alteration system developed in a meta-sediment sequence/package which underlies the Bai Go ultramafic-mafic body and overlies the Dak Sa Main Ultramafic Unit. The whole package has been intersected by several drill holes in the North Extension area ranging between 30 metres and 140 metres in apparent thickness. The altered, veined and mineralized system comprises the Bai Go quartz vein underlying the Bai Go ultramafic body.

Overall, the Bai Go quartz vein system is a very significant structure, which has to date been intersected with true widths of up to 32 m (in DSDH050). This vein splays into upper and lower veins (BGUQ and BGLQ respectively). The BGUQ vein extends from outcrop in the Bai Go artisanal mining area on an easterly facing scarp, through the central axis and continues down-dip beyond the current drilling limits to the west. The BGLQ vein does not appear to outcrop. Throughout the North Deposit area these veins exhibit pinching and swelling characteristics. It appears that the thicknesses of these veins are controlled by the meta-sediment package/sequence width, and the specific location within the structure.

Drilling data interpretation indicates that the quartz veins have been slightly displaced by the post mineral dacite porphyry dikes that intrude the sequence and cross cut the veins in the central portion of the North Deposit.

The North Deposit Au-Ag-Pb-Zn mineralization is primarily brittle-fracture controlled within the quartz veins, but locally extends into fractured silicified schist wallrocks. Drilling has delineated some high-grade zones. Gold grade correlates closely with sulphide assemblages containing galena and pyrite. Pyrrhotite-rich zones may carry very low or no gold.

The ongoing 2006-2007 drilling at the North Deposit has returned results extending the strike length and continuity to more than 1000 metres and has confirmed that the deposit remains open to the west, northwest and south.

The current drilling programs at the North Deposit comprise infill drilling to upgrade the delineated inferred resources to indicated status and step-out drilling to increase the level of confidence in the North Extension mineralization and bring the resource potential to inferred status.

Figure 10 - North Deposit Geology & Drillhole Plan is a drilling plan and Figure 11 - North Deposit: Southern Cross-Section and Figure 12 - North Deposit: Northern Cross-Section are two representative cross-sections of North Deposit. Figure 13 - North Deposit: NW-SE Long-Section is a NW-SE Long-Section through the North Deposit.

NW-SE LONG SECTION
NW
North Deposit
Extension
NORTH CROSS SECTION
North Deposit
SOUTH CROSS SECTION
SE
W
E
1709800
1709400
1709000
792200
792600
793000
0
100
300
Metres
N
Legend
Altered ultramafic-mafic rock
Amphibole schist
Granite-diorite, diorite
Actinolite-albite-chlorite schist
Mining License Boundary
Current Resource Boundary
Fault
Quartz vein
Previous 1999 to 2006 hole
2007 completed hole
2007-2008 planned hole
Hole in progress
Section line
Fold axis
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
North Deposit Geology and Drill Hole Plan
Modified after Olympus Pacific Minerals Inc.

Figure 10 - North Deposit Geology & Drillhole Plan

W
E
DSDH183
DSDH171
DSDH074
DSDH042
DSDH096
DSDH040
DSDH028
DSDH026
DSDH157
DSDH024
DSDH152
1.65 / 1.00m
1.09 / 2.00m
2.09 / 13.65m
3.01 / 1.00m
1.34 / 1.55m
4.20 / 1.80m
3.67 / 1.47m
8.25 Au & 23.50 Ag / 1.35m
1.11 / 2.47m
13.26 / 3.00m
0.89 / 1.17m
10.41 Au & 27.88 Ag / 7.00m
0.97 / 1.45m
3.93 / 2.43m
1.92 / 1.00m
0.70 / 1.07m
1.59 / 3.00m
4.16 / 1.23m
0
50
100
150
200
250
Meters
4.13 / 1.30m
Legend
Sediments
Ultramafic & mafic rock
Mafic rock
Sulphide-quartz vein
Mineralisation/Ore trend
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
North Deposit - Southern Cross Section
Modified after Olympus Pacific Minerals Inc.

Figure 11 - North Deposit: Southern Cross-Section

W
E
DSDH221
DSDH219
DSDH212
DSDH205
DSDH206
14.99 / 0.50m
3.37 / 0.90m
1.97 / 1.30m
2.44 / 1.65m
2.55 / 3.70m
3.05 / 0.67m
20.8 / 0.50m
18.9 / 3.90m
2.17 / 0.95m
1.44 / 6.25m
1.07 / 12.50m
12.36 / 3.65m
0
100
200
300
meters
Legend
Sediments
Ultramafic & Mafic Rock
Mafic Rock
Sulphide-quartz vein
Mineralisation/Ore trend
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
North Deposit - Northern Cross Section
(Looking North)
Modified after Olympus Pacific Minerals Inc.

Figure 12 - North Deposit: Northern Cross-Section

Legend
Sediments
Ultramafic & mafic rock
Mafic rock
Sulphide-quartz vein
Mineralisation/Ore trend
Modified after Olympus Pacific Minerals Inc.
NW
SE
DSDH215
DSDH218
DSDH220
(Off section)
DSDH210
DSDH213
DSDH212
DSDH209
DSDH204
DSDH199
DSDH179
DSDH043
DSDH150
DSDH040
DSDH093
DSDH045
DSDH047
DSDH146
DSDH151
DSDH155
DSDH165
DSDH166
3.85 / 14.95
2.85 / 1.30m
1.17 / 1.30m
12.24 / 1.95m
3.85 / 14.95m
1.97 / 1.30m
6.94 / 8.01m
2.17 / 0.95m
38.81 / 1.25m
8.18 / 1.85m
24.00 / 1.05m
10.89 / 3.01m
10.08 / 18.55m
11.35 / 4.60m
5.45 / 7.62m
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
meters
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
North Deposit Long NW-SE Section
(Looking Northeast)

Figure 13 - North Deposit: NW-SE Long-Section

Selected mineralized intercepts recorded to date from the North Deposit are shown in Table 7 - North Deposit (Bai Go & Bai Go North) - Selected Mineralised Drillhole Intersections. The true width of the vein material is approximately 85% of these core lengths.

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH023	79.00	82.00	3.00	2.36	0.00	0.01	0.01
DSDH024	69.80	70.40	0.60	11.44	2.00	0.00	0.01
DSDH026	85.90	87.25	1.35	8.56	23.50	3.67	0.64
DSDH028	101.00	104.00	3.00	13.26	7.33	0.82	0.01
DSDH040	137.00	144.00	7.00	10.62	27.58	3.82	0.64
DSDH042	123.00	124.00	1.00	3.01	2.00	0.11	0.00
DSDH043	170.00	171.05	1.05	26.35	15.00	1.37	0.28
DSDH045	118.00	127.15	9.15	34.95	98.95	7.41	0.22
DSDH047	81.00	86.00	4.00	1.86	0.50	0.14	0.01
and	100.00	105.00	5.00	1.41	0.20	0.04	0.01
DSDH048	86.70	95.55	8.80	14.29	6.59	0.46	0.01
and	105.00	106.00	1.00	6.28	0.00	0.01	0.00
and	123.00	124.00	1.00	49.31	5.00	0.11	0.02
DSDH050	138.45	139.00	0.55	10.87	2.00	0.06	0.07
DSDH061	120.00	122.00	2.00	3.67	1.00	0.13	0.09
and	124.00	137.00	13.00	9.04	8.78	0.84	0.00
DSDH062	99.35	100.75	1.40	13.62	14.50	1.81	0.01
DSDH067	126.00	131.00	5.00	24.70	10.20	0.81	0.23
and	133.00	134.00	1.00	5.79	2.00	0.02	0.01
and	138.70	143.30	4.60	16.18	8.02	0.16	0.13
DSDH068	236.05	238.70	2.65	2.59	0.64	0.01	0.01
DSDH069	78.00	79.45	1.45	2.63	0.00	0.03	0.00
DSDH070	135.00	142.00	7.00	3.88	3.61	0.06	0.03
and	162.00	164.15	2.15	2.73	2.14	0.02	0.00
DSDH078	244.50	250.00	5.50	3.96	1.18	0.04	0.01
including	247.70	249.34	1.64	10.23	2.61	0.05	0.01
DSDH080	172.78	175.97	3.19	3.24	0.00	0.02	0.00
DSDH081	112.70	121.00	8.30	1.76	6.83	0.68	0.04
DSDH089	131.40	132.70	1.30	3.67	0.73	0.02	0.01
and	146.00	148.10	2.10	4.11	18.55	2.63	1.92
and	149.65	164.15	14.50	13.90	9.86	0.79	0.02
DSDH093	91.37	92.81	1.44	5.61	1.20	0.02	0.00
and	135.00	136.00	1.00	6.59	41.40	3.36	0.00
DSDH094	128.85	131.00	2.15	30.54	86.94	9.24	0.05
and	134.25	136.85	2.60	5.84	151.28	16.27	0.10
and	138.00	144.60	6.60	15.16	25.87	2.34	0.46
DSDH095	127.50	128.10	0.60	7.95	0.00	0.00	0.01
DSDH096	165.90	168.33	2.43	3.94	2.08	0.26	0.00

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH130	88.00	95.25	7.25	2.28	0.64	0.01	0.02
and	110.05	110.40	0.35	17.00	32.50	3.83	0.45
DSDH132	52.00	54.51	2.51	134.99	22.29	1.00	0.24
and	72.20	73.00	0.80	4.85	10.50	0.13	0.00
DSDH137	91.65	92.20	0.55	28.40	1.20	0.07	0.01
and	97.98	98.40	0.42	11.70	1.30	0.00	0.01
DSDH138	75.00	77.50	2.50	1.24	0.20	0.00	0.00
and	103.65	104.22	0.57	20.35	3.30	0.03	0.00
DSDH146	88.50	89.42	0.92	5.50	15.20	1.40	1.01
and	96.45	105.90	9.45	6.86	2.24	0.06	0.01
and	110.34	110.64	0.30	17.60	3.20	0.21	0.00
and	113.00	116.30	3.30	3.98	1.37	0.05	0.01
DSDH148	65.65	66.35	0.70	6.62	5.70	0.14	0.00
and	78.20	78.90	0.70	4.56	0.40	0.03	0.01
DSDH149	138.50	139.00	0.50	7.30	0.70	0.00	0.00
and	146.00	147.00	1.00	7.72	0.50	0.01	0.00
and	150.00	151.27	1.27	86.20	5.60	0.02	0.01
DSDH151	105.35	109.80	4.45	2.91	0.63	0.07	0.01
DSDH152	24.70	25.00	0.30	9.99	7.60	0.33	0.16
and	32.80	33.40	0.60	15.65	56.60	5.12	0.70
and	34.50	36.90	2.40	2.92	10.84	0.80	0.35
DSDH154	113.25	115.05	1.80	1.98	0.60	0.01	0.01
and	116.77	117.05	0.28	44.27	26.50	2.68	0.65
DSDH155	71.80	72.51	0.71	21.40	22.50	0.30	0.00
and	98.28	105.46	7.18	5.68	1.01	0.02	0.01
and	106.63	108.50	1.87	2.27	0.10	0.00	0.01
DSDH156	137.86	144.00	6.14	21.82	33.06	2.39	0.03
DSDH159	132.50	134.55	2.05	5.43	0.57	0.01	0.01
DSDH161	94.42	97.50	3.08	1.27	2.09	0.13	0.08
and	105.00	105.45	0.45	33.40	3.50	0.03	0.87
and	169.85	170.77	0.92	30.87	35.83	2.49	0.09
DSDH165	94.80	97.00	2.20	10.81	0.49	0.00	0.00
DSDH172	62.20	64.10	1.90	4.91	126.86	1.17	1.98
DSDH177	77.60	79.55	1.95	8.65	144.99	12.69	0.86
and	79.95	82.14	2.19	15.91	1.97	0.12	0.01
DSDH178	84.50	87.95	3.45	2.15	0.38	0.02	0.01
DSDH179	217.74	220.75	3.01	10.99	2.71	0.11	0.02
DSDH183	299.00	299.35	0.35	13.85	0.90	0.06	0.01
DSDH186	76.30	76.83	0.53	7.40	1.30	0.14	0.01
DSDH188	234.60	235.20	0.60	8.71	0.00	0.00	0.00
and	267.55	268.50	0.95	9.10	0.90	0.02	0.00
and	270.70	272.40	1.70	1.92	0.00	0.00	0.00
DSDH193	81.00	82.88	1.88	2.90	3.19	0.25	0.10
DSDH196	316.20	318.00	1.80	4.28	0.33	0.00	0.00

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH199	232.15	232.75	0.60	24.60	96.90	5.46	0.03
DSDH204	270.65	271.90	1.25	38.81	70.15	4.05	0.64
DSDH205	245.70	246.60	0.90	3.37	0.60	0.01	0.01
DSDH206	190.00	190.13	0.13	115.00	46.60	2.01	0.06
and	215.40	215.65	0.25	15.40	4.10	0.44	0.29
DSDH207	263.00	264.65	1.65	6.59	0.75	0.02	0.00
DSDH208	265.00	265.80	0.80	12.30	3.50	0.51	0.01
and	268.75	269.20	0.45	11.10	4.80	0.29	0.07
and	284.80	286.35	1.55	8.61	0.75	0.03	0.00
and	291.57	292.60	1.03	8.38	9.30	0.84	0.22
DSDH209	290.75	292.30	1.55	17.09	1.24	0.01	0.01
and	293.90	297.55	3.65	7.69	1.14	0.01	0.00
DSDH210	245.85	246.85	1.00	23.00	10.20	1.00	0.01
DSDH211	363.79	365.00	1.21	5.77	1.00	0.02	0.00
DSDH213	258.00	268.50	10.50	5.15	2.17	0.09	0.02
DSDH217	258.80	260.00	1.20	4.01	1.00	0.00	0.01
and	363.45	365.60	2.15	20.74	16.23	0.46	0.01
DSDH218	364.10	365.80	1.70	5.78	0.00	0.00	0.01
and	379.00	380.30	1.30	2.85	0.00	0.04	0.01
DSDH219	324.30	327.20	2.90	3.04	0.31	0.02	0.01
and	338.85	339.35	0.50	20.80	45.70	3.24	0.58
and	354.80	357.30	2.50	29.18	6.24	0.18	0.02
and	372.80	373.15	0.35	18.40	33.10	7.38	2.61
DSDH221	414.45	419.10	4.65	1.64	0.44	0.01	0.01
and	451.70	455.35	3.65	12.37	3.70	0.02	0.00
DSDH222	422.35	425.00	2.65	1.82	4.41	0.35	0.01
and	454.20	456.65	2.45	4.37	22.41	2.26	0.28
DSDH223	276.00	285.55	9.55	2.69	0.83	0.015	0.003
including	276.00	277.00	1.00	6.34	0.80	0.02	0.002
and	280.00	280.80	0.80	15.70	3.00	0.016	0.002
and	282.85	283.75	0.90	4.44	0.00	0.007	0.002
DSDH224	389.50	390.10	0.60	28.80	0.00	0.016	0.008
and	443.35	446.00	2.65	2.95	1.89	0.15	0.005
including	443.35	444.35	1.00	5.68	0.60	0.014	0.004
and	444.70	446.00	1.30	2.96	3.40	0.30	0.005
DSDH225	275.60	277.30	1.70	16.11	31.24	2.39	0.08
including	275.60	276.25	0.65	40.65	81.70	6.24	0.21
and	294.30	296.65	2.35	3.69	0.00	0.004	0.003
including	294.30	295.30	1.00	8.17	0.00	0.006	0.003

Table 7 - North Deposit (Bai Go & Bai Go North) - Selected Mineralised Drillhole Intersections

•	Bai Cu

Bai Cu is the southernmost prospect located to date within the Dak Sa Shear Zone (DSSZ), approximately 200 metres south of the South Deposit. A diamond drill hole, (DSDH106) completed in 2003 intersected gold mineralization of 1.52 g/t Au over 5.68 metres from 112.00 metres, including 1.60 metres of 10.06 g/t Au from 114.05 metres. The mineralized zone occurs in a sequence of marble and argillite at the projected location of the DSSZ - at the contact between marble and the underlying argillite unit. Quartz vein material in this zone is only 0.20 metres thick and carries no gold.

This intersection was followed up in 2004 with three drillholes (DSDH108-110) totaling 523.90 metres. DSDH108 intersected a thin mineralized zone in marble that assayed at 1.23 g/t Au over 0.55 metres, from a depth of 84.15 metres. DSDH109 intersected a weakly mineralized zone at the marble – argillite contact which assayed 0.20 g/t Au over 4.35 metres from 132.90 metres. DSDH110 did not intersect any significant mineralization.

Bai Cu drill results confirm that the Dak Sa structure extends to the south of Bai Dat (South Deposit). However the mineralization intersected to date is narrow and low grade. No further exploration has been conducted here since 2004.  Bai Cu drillhole locations are shown on Figure 7 - Dak Sa Mine Area: Drillhole Location Plan.

•	Bai Chuoi

Bai Chuoi situated between the South and North Deposits on the Dak Sa shear zone. (Figure 7 - Dak Sa Mine Area: Drillhole Location Plan). Exploration conducted in this sector to date has indicated several styles of mineralization:

1)
Mineralization associated with pervasively silicified schist containing thin sheeted quartz veins and veinlets developed on the hanging wall sequence of the Bai Go ultramafic lens. These have been targeted by artisanal miners for a number of years. The highest gold values from surface channel sampling are 1.76 g/t Au over 3 metres and 7.96 g/t Au over 2 metres. This zone is interpreted as being intersected at Bai Chuoi in drillholes DSDH025: 1.00 metre (31.00 – 32.00 metres) @ 0.38 g/t Au; DSDH046: 2.40 metres (66.60 – 69.00 metres) @ 0.31 g/t Au and at North Deposit in hole DSDH080: 6.70 metres (35.30 – 42.00 metres) @ 0.42 g Au/t. It has been surmised that the higher grade surface channel samples resulted from supergene enrichment.

2)
Au-Ag-Pb-Zn mineralization associated with thin sulfide-quartz veins intersected by drillholes DSDH025, 044, 101, 114, etc. (Refer to Table 8 - Bai Chuoi - Selected Mineralised Drillhole Intersections for significant intercepts assays).

3)
Au (As) mineralization seen in DSDH046, 1.50 metres @ 8.20 g/t Au from 216.65 metres depth. Mineralization comprises mainly sheeted (<20 cm wide) sulfide (pyrite, pyrrhotite) bearing-quartz veins within silicified mica schist/argillite and minor altered ultramafic. This style is characterized by low Pb & Zn concentrations (normally <400 ppm) and having anomalous As adjacent to the Au mineralized zone(s).

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH025	54.50	55.00	0.50	11.94	31.00	0.71	0.81
DSDH044	35.00	36.00	1.00	2.14	0.00	0.00	0.00
and	38.00	40.50	2.50	2.03	0.46	0.00	0.02
including	38.00	39.50	1.50	2.82	0.37	0.00	0.01
and	79.00	80.00	1.00	10.00	11.00	0.63	0.56
DSDH046	216.65	218.15	1.50	8.20	1.30	0.02	0.00
DSDH101	217.75	218.67	0.92	4.73	18.50	1.46	0.11
DSDH114	247.30	249.00	1.70	0.99	0.60	0.06	0.30
DSDH168	47.90	48.24	0.34	16.25	4.60	0.01	0.01

Table 8 - Bai Chuoi - Selected Mineralised Drillhole Intersections

The intercepts listed in Table 8 - Bai Chuoi - Selected Mineralised Drillhole Intersections above represent at least three stacked mineralized zones in the Bai Chuoi area. Correlation of mineralized zones to date has been limited partly due to the current wide spaced drill pattern and that some of holes have stopped short of target depth.

A diamond drilling program of approximately 1,600 metres is planned for 2007-2008 in order to establish continuity of mineralization and spatial relationships of the several stacked mineralized zones. If justified, infill and resource drilling will be conducted for resource estimation purposes.

•	Nui Vang

Nui Vang is located approximately 800 m ENE of North Deposit (Bai Go), wherea strong coincident gold-bismuth-iron-tellurium-copper-arsenic soil geochemical anomaly at least a 1,000 metres by 500 metres in area is centred on a 4 kilometres long ultramafic complex. There is abundant artisanal mining activity in the vicinity.

Initially 32 rock (quartz float) and channel samples were collected around the area and four pits (totalling 24.50 metres in depth) excavated through residual soils. Assay values ranged from < 0.01 g/t Au to 0.27 g/t Au for float and rock samples, while channel samples assayed from below detection limit to 0.44 g/t Au over 6 metres. Pit profile sampling and high magnification microscopy of detrital gold grains was conducted to determine the distribution of gold grain concentrations, the nature of the bedrock and the source of the detrital gold.

Visible gold ("VG") grains in panned heavy mineral concentrates ("HMCs") were examined by both naked eye and 10X hand lens. Of the 23 samples examined, visible gold was found in 19 HMCs (from 1 to more than 600 grains per sample). The highest numbers of VG grains were found in B-horizon soils. The number of VG grains appeared to diminish on topographic highs. Several C-horizon weathered ultramafic bedrock samples were also crushed to minus 1 mm and 1 kilogram splits of the crushed pulp were panned for visible gold. A few VG grains found in these probably reflect mechanical transport from the B-horizon into the C-horizon. No sulphide-mineralized ultramafics were observed within the pits, or the artisanal workings.

These results were initially interpreted to represent a residual eluvial lag deposit, however, Landsat satellite imagery studies in early 2003 defined a major shear zone lineament traversing the gold anomaly at Nui Vang and subsequently a deep-auger soil geochemistry program was carried out. Results outlined a better defined linear gold anomaly 100 metres x 400 metres in extent open to the NW and SE. High Fe analyses (up to 36%), coincided with the higher Au values, as did Bi, As and Te. Float cobbles of massive coarse-grained magnetite (possibly skarn) were found in artisanal sluicing pits close to the axis of the soil gold anomaly. A post-kinematic diorite intrusive, pervasively replaced by vesuvianite and actinolite (an endoskarn assemblage), was also mapped 200 metres to the SW of the gold anomaly. The exploration results from 2003 indicated that Nui Vang represented a significant new intrusive related Au.

In March 2004 three holes (NVDH001-003 total 560.31 metres length) were drilled at Nui Vang. The best result from these three holes is 1.65 metres (84.55– 86.20 metres) @ 0.48 g Au/t intersected by NVDH001. This mineralized interval comprised sheared and altered ultramafic rock at the contact between an ultramafic lens and the underlying argillite sequence. Most of samples from these holes returned Au value below limit of detection (0.02 ppm). There has been no significant exploration at Nui Vang suspended since April 2004 as the Company evaluated higher priority targets.

Figure 14 - Nui Vang Ground Magnetic, Soil Geochemical Contour Map & Drillhole Location shows the ground magnetics and soil geochemical contours for Au and Fe along with the drillhole collars.

SER
NVP04
NVP01
NVDH003
NVP03
NVDH001
NVDH002
Fe - 24%
NVP02
Fe - 16%
Fe - 8%
Au - 49 ppb
Au - 36 ppb
Au - 23 ppb
Au - 10 ppb
N
LEGEND
SER Talc-serpentinite, green schist and meta gabbro
Actilonite-albite-chlorite schist
Granite-diorite, diorite
Quartz float area
Massive magnetite float area
Fault
Exploration pit
Completed hole
Foliation: Strike and dip
Quartz vein
Sluicing-pit area
Magnetic Anomaly
100
0
-100
-200
Soil Gold Geochemistry
Au - 10 ppb
Au - 23 ppb
Au - 36 ppb
Au - 49 ppb
Soil Iron Geochemistry
Fe - 8 %
Fe - 16 %
Fe - 24 %
0
50
300
METRES
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Nui Vang Ground Magnetic, Soil Geochemical Contour Map and Drill Hole Location
Modified after Olympus Pacific Minerals Inc.

•	Bai Gio(includingBai Gio, Bai Gio North and Bai Gio East)

Bai Gio situated 700 metres north of Bai Go (North Deposit), where geological mapping and sampling has revealed a series of mineralized quartz veins associated with a north plunging anticline (the Bai Gio saddle reef environment). Artisan mining and quartz vein subcrops are evident prominent on both limbs of the anticline.

In the early stages of exploration, Bai Gio was interpreted as the northern extension of the Dak Sa Shear Zone (DSSZ) which hosts the Bai Go (North) and Bai Dat (South) Deposits.

The 2006-2007 drilling at the North Deposit-North Extension has proven that the DSSZ extends more NW to the Hoa Son and K7 areas following the deformed/faulted/sheared contact zone between the underlying Dak Sa main ultramafic body and the overlying Bai Go serpentinite lens. Bai Gio therefore, represents a different structure(s) apparently stratigraphically lower than the DSSZ.

A soil geochemical survey conducted at Bai Gio has revealed a significant linear coincident lead-gold-arsenic anomaly, aligned along a NNW-SSE trending fault. Preliminary follow up work conducted over this trend has discovered float of low-sulfide quartz vein material and quartz vein outcrops within the soil anomaly area.

Artisan mines were operating on a number of small veins between 1996 and 2004.

To date, 1369.59 metres of HQ & NTW diamond coring has been completed in 16 drillholes in this sector. Drilling on vein targets along both flanks of this anticline was conducted. Several veins of significant width were intersected.

Significant mineralized intercepts are listed in Table 9 - Bai Gio - Selected Mineralised Drillhole Intersections.

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH073	54.35	54.45	0.10	5.52	4.00	0.30	0.00
DSDH083	24.60	25.45	0.85	4.46	0.00	0.02	0.01
DSDH084	28.00	29.30	1.30	1.74	0.00	0.01	0.01
DSDH087	39.00	40.00	1.00	0.80	0.00	0.00	0.02

Table 9 - Bai Gio - Selected Mineralised Drillhole Intersections

Bai Gio North was identified by a soil geochemistry survey. The prospect area exhibits an Au-Pb-Ag +/- Zn geochemical signature indicating Dak Sa style mineralization. The strongest gold soil anomaly covers an area of 300 x 100 m and contains values ranging from 25 ppb to 3476 ppb (3.47 g/t) gold with an average of 410 ppb gold. Panned concentrates of soil samples collected from this area returned between 0 and 10 visible gold (VG) grains per sample (Refer to Figure 15 - Bai Gio: Geology & Drillhole Layout Plan).

A first pass exploration diamond core drill program consisting of four (4) holes (DSDH180, DSDH182, DSDH185 and DSDH187 - 713.02 metres in total length) was completed in 2006. Though no ore grade mineralization was encountered the drilling did outline a prospective trend with anomalous gold geochemistry and hydrothermal alteration. The Company believes further work is warranted.

Bai Gio East is another significant structure identified during mapping and sampling in 2004 and January 2005. Results of a self potential (SP) survey outlined an anomaly extending from Nui Vang in the south to the north (Bai Gio East) over a strike length of approximately 1,400 metres and up to 300 metres wide, along the footwall and hanging wall contacts of the Dak Sa ultramafic body. This anomaly is partly coincident with a significant Au, Pb soil geochemical that occurs along strike to the north.

One hole was drilled in this area in August 2004 (DSDH118) to test the down - dip extension of the sulphide-bearing quartz vein found and worked by artisan miners near the Dak Sa ultramafic upper contact. Rock samples collected by Olympus from underground pillars and working faces in these mine workings did not reveal significant gold assays.

Between September and October 2006, six (6) holes totaling 885.22 metres (DSDH189, 190,192, 194, 195 and 197) were drilled at Bai Go East to test the quartz vein structure along the footwall contact of an ultramafic body. Drillhole DSDH189 was prematurely terminated due to very difficult ground conditions. The other holes intersected the quartz vein (DSDH190, 192) and weakly mineralized zones (DSDH194) but no ore grade mineralization was encountered. The most significant mineralized intercepts are: DSDH118: 0.30 metres (55.50 – 55.80 metres) @ 0.75 g/t Au; DSDH194: 0.43 metres (144.17 – 144.60 metres) @ 0.15 g/t Au & 0.60 metres (146.00 – 146.60 metres) @ 0.62 g/t Au; DSDH195: 1.00 metre (60.00 – 61.00 metres) @ 0.25 g/t Au.

Drilling results show that the quartz veins exhibit well developed pinch and swell structures along strike and down-dip. Although no ore grade mineralization has been intersected to date the structures warrant further investigation.

•	Khe Rin

The Khe Rin prospect is some 7 kilometres NW of the Bai Dat (South) and Bai Go (North) Deposits. It represents a distinctly different style of mineralization from that drilled elsewhere on the Property.

During 2001, reconnaissance mapping revealed the presence of gold-rich skarn mineralization within an area of intense artisanal mining activity at Khe Rin. Rock and channel samples from mineralized zones were collected and assayed up to 396 g/t Au. Follow-up programs of mapping, soil geochemistry, rock chip and channel sampling and magnetic surveying have been conducted.

A 9 square kilometre soil survey (Au-Ag-Cu-Pb-Zn-As-Bi-Mo-Sb) revealed an elongate open-ended north-south trending gold in-soil anomaly 500 metrewide and 3.0 kilometres long, broadly coincident with a skarn mineralized zone. The anomalous area included the Khe Rin and Khe Do prospects.

Outcrop in the anomalous area is not easily sampled; however, examination of material from artisanal adits indicates a complex zone of quartz veining and intense hydrothermal alteration and skarn, which locally contains finely disseminated visible gold. These skarn zones may represent calc-silicate alteration of calcareous country rocks peripheral to a quartz monzonite intrusive. Weathered quartz monzonite subcrop has been mapped 300 metres south of the main area mineralization defined to date and a grano-syenite pluton is exposed in a stream valley, about 800 metres SE of Khe Rin. Mapping has indicated that calc-silicate altered rocks are distributed over a 300 metres x 800 metres zone, open to the north and south. The skarn replacement mineralogy identified to date extends along a contact between an upper metabasic intrusive and lower metasedimentary schist sequence.

During 2002, 18 diamond drillholes were drilled totaling 2,103.32 metres. These targeted the Khe Rin artisanal mining areas.

Quartz-veined sections of the lower schists intersected in drillholes KRDH006 and KRDH010 have yielded significant gold values. These are associated with actinolitic skarn, secondary biotite and potash feldspar vein selvedges.

Subsequent structural analysis of the drillhole data has indicated that the predominant east to SE oriented inclined holes were probably drilled sub-parallel to narrow gold-mineralized fissures being exploited by local miners. The structural analysis indicates a sinistral jog in the schist sequence along this east-west portion of Rin Creek. Tension vein arrays within this jog are interpreted to be at extremely low angles to the drilling direction in six (6) drillholes completed in this zone, and explain the low correlation between artisanal mine ore samples and drilling results. Petrographic analysis of two representative samples revealed them to be high temperature, pervasively calc-silicate-altered lithologies containing typical skarn assemblages. Most of the mineralization appears to have been deposited during or after deposition of a hydrous retrograde assemblage that includes: actinolite/tremolite ± quartz +calcite ± biotite ± zoisite ± sphene ± sericite ± chlorite.

Figure 16 - Khe Rin Geology & Drillhole Layout Planshows Khe Rin geology and the 2002 and 2004 drillholes.

789200E
789300E
789400E
1715600N
1715500N
1715400N
1715300N
Mb
Mg
Msp
Mpb
KRDH018
KRDH009
KRDH014
KRDH017
KRDH010
KRDH015
KRDH008
KRDH019
KRDH007
KRDH006
Fault
Khe Rin
KRDH001
KRDH004
KRDH012
KRDH028
KRDH002
KRDH003
KRDH005
Major Fault/ Shear Structure
0 10 50
METERS
N
LEGEND
Deep Oxidation
Mg Epidiorite
Mb Metabasite
Mpb Metasandstone, impure marble, minor metabasite
Msp Metasandstone, phyllite, garnet, biotite, muscovite hornfels
Serpentinite
Chert
Marble
Quartz vein
Felsic Dyke
? Wollastonite skarn
Gold mineralization
WGM sampled ddh
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Khe Rin Geology and Drillhole Layout Plan
Modified after Olympus Pacific Minerals Inc.

Figure 16 - Khe Rin Geology & Drillhole Layout Plan

Mineralization of economic interest consists of pyrite > pyrrhotite + chalcopyrite +- molybdenite > gold. The Khe Rin skarn mineralization intersected in the 2002 drillholes was interpreted as being distal to more intense mineralization unexposed beneath alluvial cover further to the SW. A +300 nT ground magnetic anomaly 100 metres by 400 metres in extent, provides geophysical evidence for this postulated mineralised body (Figure 17 - Khe Rin: Magnetic Survey & Geocompilation).

N
789000E
1715000N
KHE RIN
KRDH018
KRDH009
KRDH014
KRDH017
KRDH010
KRDH016
KRDH008
KRDH007
KRDH006
KRDH015
KRDH005
KRDH029
KRDH030
KRDH031
0
50
250
METRES
LEGEND
Buck quartz (main fissure)
Underground drives
Drill hole completed in 2002
Drill hole completed in 2004
Magnetic anomaly
Modified after Olympus Pacific Minerals Inc.
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Khe Rin Magnetic Survey and
Geocompilation

Figure 17 - Khe Rin: Magnetic Survey & Geocompilation

The structure of the Khe Rin area has been interpreted from the magnetic data, which indicates some significant features in the area, including contacts and the possible relationship of mineralization to the post-metamorphism intrusives. Surface mapping and drill core have revealed a major fault up to 40 metres to 50 metres wide over a greater than 300 metres strike length. This fault was seen in several drillholes as an oxidized zone developed beneath the base of oxidation in the area and more or less on the contact between the monzogranite intrusive and metasediment units

In 2004, seven (7) holes were drilled totaling 1,406.85 metresat Khe Rin, the SW magnetic anomaly (KRDH028-031) and in the areas to the south of Khe Rin (KRDH032-034).

KRDH028 did not improve on the results of the 2002 holes. The holes (KRDH029-031) targeted on the magnetic anomaly intersected sulphide-rich and strongly skarn altered metabasite. Gold mineralization was generally weak. The best results from KRDH029, 030 and 031 are few weakly gold mineralized intercepts that range from 0.25 to 1.80 metresin thickness and from 0.10 to 0.22 g/t Au.

Of the holes drilled to the south of Khe Rin (KRDH032, 033 and 034) the best is from KRDH033:0.64 metres @ 0.12 g/t Au and KRDH034: 1.00 metre@ 0.15 g/t Au.

Figure 17 - Khe Rin: Magnetic Survey & Geocompilationshowsthe magnetic anomaly relative to the completed drillholes and other relevant features of the prospect area. Selected results are shown in the Table 10 - Khe Rin - Selected Mineralised Drillhole Intersections.

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)
KRDH004	4.95	15.50	10.55	0.79
and	27.36	30.50	3.14	6.15
including	27.36	27.65	0.29	65.18
and	49.00	50.30	1.30	1.63
KRDH006	46.00	53.50	7.50	1.29
including	46.00	48.00	2.00	3.86
KRDH010	46.00	50.00	4.00	0.40
and	71.40	81.30	9.90	4.35
including	72.60	73.20	0.60	32.73
and	78.30	79.00	0.70	29.90
and	107.50	112.00	4.50	0.25
KRDH011	31.00	33.00	2.00	6.82

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)
KRDH014	144.00	146.00	2.00	3.41
KRDH015	59.00	60.00	1.00	1.01
KRDH028	49.00	50.00	1.00	6.88

Table 10 - Khe Rin - Selected Mineralised Drillhole Intersections

The 2004 programme results indicate that the gold mineralization is associated with retrograde skarn zones. Future programs will be directed to locating retrograde skarn zones within the system.

Due to the delaying in exploration license approval and current (sensitive) issues relating to Song Thanh Natural Reserve Area, exploration has been suspended in Khe Rin (and also other areas on the western side of Thanh River such as Khe Do, Khe Cop, etc). No significant work is planned for this area in the immediate future.

•	Other Prospects

In addition to the deposits and prospects described above, Olympus hasdiscovered and/or explored 13 others. These other prospects are tabulated in Table 11 - Other Phuoc Son Property Prospects as at 31 October 2007and shown on Figure 6 - Phuoc Son Property Geology.

Name	Work Completed	Results/Comments
Hoa Son	Mapping, rock and channel sampling (surface and in adits), soil geochemistry.
Extensive quartz veining and artisanal mining on a prominent ridge. Main shear is up to 30 metres wide.  Coincident Au, Cu, As soil anomaly. Best channel sample was 1.13 g/t Au over 12 metres. Further work is warranted.

Tra Long	Mapping, rock and channel sampling, mag (two lines). Two drillholes completed.
Artisanal miners have focussed on thin sulphide-bearing quartz veins. The mineralized zone trends NE (towards Suoi Cay). This corresponds to a prominent NE trending structure identified on radarsat imagery. Rock sample assays range up to 23.1 g/t Au. One drillhole cut 69.7 g/t Au over 1 metre and indications are that this may be skarn related. Further work planned for 2007-2008.

Name	Work Completed	Results/Comments
Suoi Cay	Limited rock sampling.	Several artisanal workings on a shear zone hosting sulphide bearing quartz veins. Four samples averaged 21.87 g/t Au. Interpreted to correlate with Tra Long and further work planned is for 2007-2008.
K7 (Shear Zone)	Mapping, rock and channel sampling, soil geochemistry. One drillhole in 2002 and three in 2004 – for 472.84 metres total length.
An inferred 3 – 4 kilometres north-south zone from north of Bai Gio to south of Vang Nhe. Host to a large artisanal pit. Mineralisation consists of disseminated sulphides and quartz veinlets in altered schist. Channel samples returned 1.62 g/t Au over 13.1 metres. The most significant mineralization intercepts are: K7DH001: 2.0 metres (106.0– 108.0 metres) @ 1.01 g/t Au; K7DH002: 0.45 metres (86.45– 86.9 metres) @ 1.12 g/t Au, 14.70 g/t Ag & 0.16 % Pb; K7DH004: 2.0 metres (9.0– 11.0 metres) @ 1.52 g/t Au. Interpreted to be the NW extension of the Dak Sa – K7 corridor and further work planned is for 2007-2008.

Vang Nhe	Mapping, rock and channel sampling (surface and underground workings).
Situated north of K7 and east of Khe Rin, this is an Au-bearing 30 metre wide sheared, silicified, sulphide-bearing schist. Some quartz veining. Artisanal miners have worked an oxidized, limonitic, supergene enriched zone. Rock samples have assayed up to 17.17 g/t Au but channel samples have been lower, returning a maximum 3.27 g/t Au. Soil geochemistry and additional rock and channel sampling to be followed by drilling have been recommended.

Bo 1	Mapping, rock and channel sampling, soil geochemistry.	Zone of multiple narrow quartz veins 850 metres WSW of the Bo 2 shear. Au values in rock samples up to 5.91 g/t Au.
Bo 2	Mapping, rock and channel sampling, soil geochemistry. Three drillholes completed.	Several artisanal adits and spectacular Au samples are reported. Best channel sample 8.99 g/t Au over 0.3 metres. Best drill intersection is 1.48 g/t Au over 2.0 metres.

Name	Work Completed	Results/Comments
Bo 3	Mapping, rock and channel sampling, soil geochemistry.	Two parallel quartz veins 420 metres north of Bo 2. Best rock assay is 8.99 g/t Au.
Bo Cu Anomaly	Mapping (no outcrop), soil geochemistry.
Extensive Cu, As soil anomaly north of the Bo 1 – Bo 3 area. This plus intense haematitic soil development suggest a similarity to Khe Rin which may represent a porphyry environment. More work has been recommended.

Butterfly (Bai Buom)	Mapping, rock sampling, soil geochemistry, mag. Two drillholes completed.
At the extreme SE end of the Khe Rin trend. A 1 metre wide quartz vein in a skarn environment. Samples from the artisanal shaft area ran up to 64.37 g/t Au. Neither drillhole intersected significant values.

Khe Do	Mapping, rock sampling, soil geochemistry, magnetics. Six drillholes completed – for 906.79 metres drilled.
Quartz-sulphide veining in schists intercalated with marbles. Strong Au-in-soil anomaly. Rock assays up to 65.74 g/t Au. Several significant intersections such as 7.92 g/t Au over 9.45 metres, 6.56 g/t Au over 0.95 metres and 10.19 g/t Au over 1.0 metre in drilling. Additional work is recommended but no work planned for this area in near future-status similar to Khe Rin.

Khe Do North	Mapping, rock sampling, soil geochemistry, magnetics. Two drillholes in 2002.
A 70 metre thick sub-horizontal quartz-veined silicified metasediment unit overlying a mafic complex. Extensive artisanal mining. Extensive Au-in-soil geochemical anomaly and magnetic anomaly east of the artisanal pit.  Neither rock samples nor drillholes have returned significant Au values.

Khe Cop	Reconnaissance mapping, rock and float sampling.	Located 1.2 kilometres north of Khe Rin and considered part of the same zone. Artisanal workings associated with sheared, altered quartz veined schist. Assays up to 5.89 g/t Au. Early stage.

Table 11 - Other Phuoc Son Property Prospects as at 31 October 2007

9.3.3	Structural Analysis

Between May and December 2005 Olympus commissioned consulting geologist Brian Alexander to carry out a study that included;

•	Collection of field data from re-logging old drill holes and interpretation of drill sections and calculate a resource using the interpreted cross sections.

•	Review the Bai Go core and provide a revised lithology coding system to be used company geologists when logging core from new drill holes in the deposit areas, including Bai Chuoi.

•	Collect a representative sample suite with accompanying polished thin sections and select samples for whole rock chemical analysis.

•	Geologic mapping of specific surface outcrops in the deposit area was requested. The purpose was to try and better understand the structural deformation history of the deposit areas.

•	Complete a level plan interpretation of the Bai Go Deposit area, including 1 g/t and 5 g/t gold ore shells.

This work was to update and refine the work done by Lewis (2001) and Banks (2004) and has lead to a revised geological model for the Bai Go deposit in particular but with application to Phuoc Sonin general.

A summary of Alexander’s synopsis of the geological model follows:

STRATIGRAPHY

 “The stratigraphy in the Bai Go Deposit area may be briefly summarized as thinly intercalated pelitic schists of probable late Proterozoic to Cambrian age and intercalated mafic metavolcanics of the older Nui Vu formation.

The Nui Vu formation (Banks et al, 2004) is in high angle reverse fault contact with Upper Proterozoic Kham Duc formation amphibolite facies metamorphics along the east and southeast sides of the Phuoc Son property. The metavolcanics were proposed to be in similar fault contact with the pelitic schists in the Bai Go Deposit area.

These rocks have been originally isoclinally folded and then tight to isoclinally refolded about generally north-south trending fold axes. The extreme transposition of the compositional layering during the isoclinal D1 event and the late brittle D2 faulting makes the theory of fault contact difficult to prove. The metabasite and serpentinite contacts were specifically examined during the course of re-logging the drill core. The metabasite is certainly folded into its current geometry, and the contacts are not fault bounded. The serpentinite contacts are often faulted but not always. Two additional deformation events are documented, and are proposed to have a minor effect on the geometry of the stratigraphy in the Bai Go deposit area. The dacitic to dioritic porphyry is a late intrusive proposed to have intruded the stratigraphic sequence during or possibly after the D4 deformation event.

Lithologies include; albite-actinolite schist, mica schist, argilltic phyllitic schist, marble, metabasite, and serpentinite. The depositional environment is interpreted to be a shallow marine marginal basin as originally proposed by Banks et al, 2004.”

Alexander produced type field lithological codes that were adopted for core logging. These are set out in Table 12 - Bai Go Lithology Codes Revised August 2005 (after Alexander, 2006).

Code	Color	Lithology	Description
reg	Blank	Regolith	Regolith includes soil, float, colluvium, delluvi, clay, etc.
null	Blank	Introduced Material	Introduced Material includes cave, no recovery, void, etc.
aas	Lime Green	Feldspar-amphibole metapelitic schist	Pale green grey, fine grain, feldspar(albite)-amphibole (actinolite) metapelitic schist
bsm	Tan	Intercalated marble & schist	Intercalated marble & schist. Predominant component to be recorded in notes.
marb	Orange	calcitic carbonate	Pale grey, aphanitic to very fine grain, massive or thinly argillaceous laminated calcareous carbonate rock. Strong reaction HCl, pink to mauve stain.
fecb	Lt. Orange	ankeritic carbonate	Pale grey to pale brown to orangey brown (weathered), aphanitic to very fine grain and thinly laminated, reacts weakly to HCl, stains turquoise blue.

msc	Lt. Green	Mica Schist
Mica Schist, 2 mica schist-pale green grey, vfg to fg, feldspar-sericite-biotite or pale brown to green grey, vfg-fg, feldspar-biotite-sericite schist. Predominant component to be recorded in description.

chert	Yellow	Chert	Chert
gpc arg	Med. Grey	Graphitic argillitic metapelite Schist
Dark grey to black, aphanitic, strongly foliated, thinly laminated to banded to graphitic sheared, argillitic-graphite-pyrrhotite?-pyrite? metapelitic schist. Graphite greater than 5%. Graphite on shear planes must come off on fingers when rubbed.

arg	Lt. grey	Argillitic Metapelitic Phyllite / Schist	Dark grey to black, aphanitic, argillitic-pyrrhotite?-pyrite?-graphite? metapelitic phyllite or schist. Graphite trace to 5%.
bx	Blank	Quartz breccia	Angular quartz clast breccia
qfdsc	Lt. Yellow	Quartz-feldspar-mica schist	Quartz-feldspar-mica schist
tresc	Green	Tremolite schist	Tremolite schist
qtzit	Yellow	Quartzite	Quartzite
phyl	Lt. grey	Phyllite	Phyllite
mfsc	Blue Green	Mafic Schist	Medium to dark grey green, vfg-fg, weakly to moderately foliated, thinly bedded, mafic metapelitic, chloritic feldspar lapilli tuff.
mb	Green	Metabasite / Actinolitic Amphibolite
Medium to dark grey green, vfg-fg, massive to weakly foliated, metabasic rock. Includes metabasite, and metabasalt. Metabasite mineralogy is predominant amphibole (actinolite-tremolite) with minor feldspar (?)-sericite (?)-epidote (?)-magnetite (?).
Metabasalt mineralogy is predominant chlorite-feldspar with minor epidote (?)-sericite (?)-magnetite (?)

serp	Purple	Serpentinite	altered ultramafic: serpentinite, talc, carbonate
fz	Blank	Fault Zone	Clay-grit fault gouges, sand-grit zones, graphitic clay-grit fault gouges

sil	Blank	Silica flooding	Pale grey or smoky grey, aphanitic, silica alteration or flooding. Obscures original texture and rock type. Should be used as prefix to original rock type.
qtz1	Blank	Quartz Vein Pyrrhotite	White Quartz vein with pyrrhotite only may include hydraulic breccia texture
qtz2	Blank	Quartz Vein Sulfides	White Quartz vein with sulfides (pyrrhotite, pyrite, sphalerite, galena) may include hydraulic breccia texture
qv	Blank	Quartz Vein	Bull white barren Quartz Vein
qcv	Blank	Quartz-carbonate Vein	White barren Quartz-carbonate Vein
dac	Lt. Blue	Dacite Porphyry	Dacite Porphyry
dio	Blue	Sheeted diorite dyke	Sheeted diorite dyke
gab	Indigo Blue	Gabbro, gabbrodiorite	Gabbro, gabbrodiorite
grn	Pink	Granite, granodiorite	Granite, granodiorite, monzogranite, syenite, granosyenite
peg	Rose	Pegmatite	Pegmatite

Table 12 - Bai Go Lithology Codes Revised August 2005 (after Alexander, 2006)

Based on the work of Alexander, 2006, the structural frame work can be summarized as follows:

STRUCTURAL GEOLOGY

Primary bedding or compositional layering in pelitic sediments with introduction of pre-metamorphic quartz-sulphide veins of magmatic origin. (Allen, 2005).

Early deformation event (D1) was originally described as isoclinal folding of the compositional bands or beds, by Lewis (2001). This was accompanied by transposition of bedding and pre-metamorphic quartz sulphide veins into the S1 fabric as described by Allen, 2005 as strong extensional deformation. This extensional deformation is accompanied by axial plane shearing, and boudinage structures developed in pre-metamorphic quartz sulphide veins. The process of transposition produces compositional layering or bedding (S0) that may be generally described as parallel or closely sub-parallel to the first deformational fabric (S1).

The second deformation event (D2) is described as tight to isoclinal folding of the S0 and S1 fabrics. The D2 folds are only locally well developed, and are generally described as having centimeter scale fold amplitude and wavelength. Surface measurements record the compositional layering and S1 fabric to be striking north-south, and dipping moderately to the west in the Bai Go deposit area. These observations suggest that the current drilling at Bai Go is on the upper west dipping limb of a north striking, east verging antiformal D2 fold. A shallow, interpreted, plunge direction has been recorded as 10 to 30 degrees to the north, when observed in vertically drilled holes.

The axial planar S2 fabric associated with D2 does not appear to be well developed, and has been observed clearly in a limited number of localities. The S2 fabric has been observed as a (centimeter or greater) spaced fracture or dissolution cleavage. Late stage brittle shear has been observed parallel to the S2 fabric, and is assumed to be contemporaneous. This fracture cleavage has been infilled by quartz or quartz ankerite veining, with accompanying sulphides and associated alteration. Similar to the S1 fabric; the alteration that is spatially associated with the S2 fabric is again the introduction of silica and ankerite. Sulphides, infilling the S2 fracture cleavage, are pyrrhotite with lesser pyrite, with the introduction of base metal sulphides. The base metal sulphides are generally described as predominantly sphalerite and/or galena, with very minor chalcopyrite and locally arsenopyrite. The assay data has generally, but consistently, shown an elevated grade of gold mineralization associated with the introduction of the base metal sulphides. In dilatant zones; most probably located in the hinge area of the D2 folds; are hydraulic brecciation textures, elevated sulphide content and the highest grade gold mineralization. The gold is coarser grained and often visible to the naked eye in these localities. It is suggested that the coarser gold may be a partial result of remobilization of previously existing gold mineralization. The theory is presented that this high grade gold mineralization is present in the hinges of D2 folds, and may form rod-like structures following the plunge direction of these folds.

The D3 (D2 Lewis, 2001) deformation or fold event is best recognized from the surface data. The surface trace of the upper ultramafic contact suggests a possible broad, open fold pattern. The proposed D3 (D2 Lewis, 2001) surface traces of the axial plane of these folds would then be the same as shown on the compilation map. The D2 antiformal, axial planar trace present in the Bai Go deposit area, original proposed by Lewis, would then be designated as D3 antiformal axis. The fold event would remain as described by Lewis. These folds are upright, have wavelengths of hundreds of meters to several kilometers (Lewis, 2001). Most mapped fold hinges are broad and rounded. The plunge of the D3 folds (D2 Lewis) is calculated by Alexander as 5 degrees toward an azimuth of 345 degrees northwest.

The D3 event was described as ductile deformation of the S1 fabric and pre-metamorphic quartz sulphide veins. The S3 fabric was suggested to be sub-parallel to the S1 and S2 fabrics.

The D4 deformation has been described by Lewis as a minor fold event. Upright folds with northeast striking axial surfaces are common as minor asymmetric folds in outcrop, and at Bai Go form larger, map-able structures (Lewis, 2001). These folds post-date and do not significantly influence mineralization, although they could play a role in re-orientating ore shoots (Lewis, 2001). South-verging folds re-orient S1 foliation in outcrops on the northern-most drill roads in the Bai Go area (Lewis, 2001).

Alexander’s observations regarding alteration and mineralization are summarized as follows:

ALTERATION, QUARTZ VEINING AND MINERALIZATION

During the first isoclinal (D1) deformation event, quartz veins and silica alteration were transposed parallel to the S1 axial planar fabric. The pale grey to white (smoky) quartz veining was contains pyrite and a lesser amount of pyrrhotite. Ankerite alteration has been observed to be penetrative along the S0 and S1 fabrics. Low grade gold mineralization has been suggested to occur at this time or pre-metamorphism as suggested by Allen (2005).

Layer parallel or sub-parallel shear has been proposed along the elongate limb(s) of this isoclinal fold event. This is the tectonic mechanism originally thought to have created the original conduit for hydrothermal fluids. In the Bai Go deposit area, there is early silica flooding of the rocks that occurs at or near the lower footwall contact of the main serpentinite layer. This was proposed to represent the Phuoc Son Suture. Alexander observed in drill core that the serpentinite is folded with the surrounding pelitic rocks.

In the Bai Go area, an intense sulfide-poor silica flooding event occurred and trends generally north-south, dipping moderately west. Where the silicification moderates, relic texture becomes visible and the original rock type is recognizable. The rock fragments contained within the silica alteration, have pyrite and pyrrhotite present in fracture fill form along the S1 fabric. This observation suggests that the silicification post dates the original mineralizing event. The alteration zone has been described as up to 20 meters in thickness.

The silicified zone is later fractured and weakly brecciated by a later tectonic event, possibly a re-activation of thrust faulting along the Phuoc Son Suture. This is suggested to occur late in the D1 deformation event and/or in the D2 deformation event.

This re-activated faulting and fracturing is generally described as layer parallel or sub-parallel shear and appears to occur pre-dominantly along the elongate limb(s) of an asymmetric, tight to isoclinal D2 fold event.

The alteration associated with the S2 fabric has been as white quartz veining with the further introduction of silica and ankerite. The predominant sulphides accompanying this event include pyrrhotite, pyrite, sphalerite and galena. Minor chalcopyrite and arsenopyrite have also been seen. Assay results have demonstrated that higher grade gold and minor silver mineralization has been introduced at this time.

 The higher grade mineralization, and visible gold, is often associated with hydraulic brecciation and fracturing. Hydraulic brecciation textures are often seen in dilatant zones forming in the area of the D2 fold hinges. It has been postulated that the higher grade ore may form rod-like shoots plunging along the D2 fold hinges. The D2 folds are thought to predominantly plunge at 10 to 30 degrees to the north or north-northwest in the Bai Go area.

9.4	Planned Exploration Programs 2007- 2008

In early August 2007, Olympus closed its offering of units of the Company for aggregate gross proceeds of $25,000,000. In early October 2007, the Company’s Board approved the Company’s budget and strategic plan for 2007 and 2008. This budget represents some US$22 million which will be predominately dedicated to exploration and development drilling, resource updates and feasibilities studies in Olympus’ Viet Nam and Philippines projects. For Phuoc Son, the programs’ key objectives are to complete 25,000 metres of exploration and evaluation drilling at the Dak Sa deposit and undertake a further 13,000 metres of exploration drilling on currently untested prospects to target 3 to 3.5 million tonnes of reserves and resources at a grade of 8 to 10 g/t Au to achieve 900,000 ounces by the end of 2008. Table 13 - Phuoc Son Regional Exploration Program 2007-2008, Table 14 - Phuoc Son Resource and Exploration Program 2007-2008 and Table 15 – Phuoc Son Feasibility 2008 below, sets out the planned exploration and drilling programs.

Program		Drill Metres
Tra Long & Suoi Cay Trend
Phase One	Geological mapping, petrology, rock sampling, geochemical surveys, line cutting, surveying, geophysical surveys (induced polarization and ground magnetics) GIS compilation, drill hole planning
	Diamond drilling	3000
Phase two	Diamond drilling	2000
Hoa Son -K7-Vang Nhe Trend
Phase one	Geological mapping, petrology, rock sampling, geochemical surveys, line cutting, surveying, geophysical surveys (induced polarization and ground magnetics), GIS compilation, drill hole planning
	Diamond drilling	3,000
Phase two	Diamond drilling	2,120
Bo 1, 2, 3 and Bo Copper Anomaly
Phase one	Geological mapping, petrology, rock sampling, geochemical surveys, line cutting, geophysical surveys (ground magnetics) GIS compilation, drill hole planning
	Diamond drilling	1,200
Phase two	Diamond drilling	1,000

General Reconnaissance of other Prospects
Geological mapping, pits and trenching, geochemical sampling, planning, surveying, prospect follow-up
Reconnaissance diamond drilling	1,000
Total Drilling Phuoc Son Regional Exploration	13,320

Table 13 - Phuoc Son Regional Exploration Program 2007-2008

Program		Drill Metres
Bai Go (North) Extension Area
Phase one	Resource definition diamond drilling	19,000
Phase two	Follow-up exploration and resource drilling	4,230
Bai Chuoi/ Bai Cu
	Exploration drilling	1,660
Total Drilling Phuoc Son Resource and Exploration		24,890

Table 14 - Phuoc Son Resource and Exploration Program 2007-2008

Program	Drill Metres
Bai Dat/Bai Go (North and South Deposit)
Detailed plant drawings Contracted consultant team to finalise feasibility study Independent Review Geotechnical work Metallurgical testwork and metallurgical drilling.	500

Table 15 – Phuoc Son Feasibility 2008

10.0	DRILLING

10.1	Drilling 1999 to 31 December 2003

Drilling from 1999 until early 2002 was predominantly HQ size, reducing to NQ only when down hole problems were encountered, or depth exceeded the HQ capacity of the rig.

Drilling within the Bai Dat and Bai Go sectors to December 31 2003 totalled 13,251.08 metres of diamond coring in 92 drillholes. The drilling was conducted in three phases:

(a) Initial scout drilling during Sept 1999 to October 2000.

(b) Step-out drilling during January to October 2001.

(c) Confirmation in-fill drilling during January to March 2003.

Details of drilling statistics for this period are included in Table 16 - Phuoc Son Property - Drilling Statistics.

The initial scout and step-out drilling was carried out by the Intergeo Division of the Department of Geology and Minerals of Viet Nam, Hanoi, using HQ and NQ sized equipment on heavy, conventional rigs of Chinese and Russian origin. From early 2002, a lightweight, high-capacity, fully hydraulic, man-portable wireline rig was been used. This rig (operated by Kluane International Drilling Inc. of Vancouver) used with thin wall NTW and BTW drill strings. It had the advantage of not requiring extensive road and track construction, but had reduced depth capacity.

All drill collars were accurately surveyed by the Centre for Land Administration and Technology ("CLAT"), of the General Department of Land Administration of Vietnam and by Intergeo. Independent checks of the collar coordinates and elevations of selected drillholes by an Australian land surveyor revealed no discrepancies.

Apart from very broken and fractured ground within fault/shear zones and karst zones within marble units, core recoveries of 91% to 95% have been achieved within mineralized zones and wallrock immediately adjacent to these zones. None of the holes used in the Mineral Resource estimates had an unacceptable core recovery rate (Sullivan and Kociumbas, 2004).

Downhole surveying was conducted in 7 Bai Dat holes and 10 Bai Go holes during the latter programs to 31 December 2003. The Bai Dat holes were surveyed using either Sperry Sun single shot or Pajari instruments. The first Bai Go holes measured were surveyed using a Chinese-manufactured Pajari-type instrument provided by Intergeo.  Later holes were surveyed using a Sperry Sun single shot instrument.  H&S analysed the limited survey data and identified excessive deviation in one Bai Dat and two Bai Go readings and after consultation with Olympus field geologists accepted the Bai Dat questionable reading and excluded the questionable readings from Bai Go from the data set. Despite some concern over the lack of survey data from early drillholes, H&S concluded that hole deviation was not a significant factor at either deposit and that Olympus was justified in reasoning that because of the large core size, heavy equipment, long rods and core barrels and experienced drillers, hole deviation during the early/Intergeo drilling was insignificant.

10.2	Drilling 1 January 2004 to 31 October 2007

A total of 28,618.84 metres of diamond core drilling has been completed since 1 January 2004 to 31 October 2007. This has comprised 142 drillholes of which 24 were drilled at Bai Dat for 4,328.41 metres and 69 holes at Bai Go and the northern extension of the Bai Go ore body for 17,118.27 metres. A further 7,172.16 metres has been drilled in 49 drillholes at other prospects within the investment licence as detailed in Table 16 - Phuoc Son Property - Drilling Statistics.

Olympus uses Intergeo; a Hanoi based drilling company to carry out the drill program. At the time of the site visit the Company had 2 Longyear 38’s on site. Drill core has largely been HQ sized double tube. NQ core is produced when necessary due to bad ground conditions or when the HQ core depth capacity is reached. Most holes in the current programme are vertical.

Drill collar positions are surveyed using Total station GPS survey equipment prior to drill rig set up and again following drillhole completion.

Drillhole surveys are taken every 50 metres down hole using EX/AX Pajari, Sperry Sun Camera, KXP-1 and KXP-2 China instruments.

Showing/ Location	Year	Holes	Metres
Bai Dat (South Deposit)	1999	6	649.85
	2000	27	3,611.65
	2003	13	2,069.31
	2004	1	250.80
	2005	16	2,818.66
	2006	4	451.10
	2007	3	807.85

Showing/ Location	Year	Holes	Metres
Sub-total Bai Dat (South Deposit)		70	10,659.22
Bai Go (North Deposit)	2000	16	2,416.40
	2001	19	3,534.22
	2003	5	843.37
	2004	1	347.65
	2005	7	1,088.55
	2006	35	7,034.92
	2007	5	994.70
North Deposit North Extension	2005	1	149.56
	2006	4	928.94
	2007	16	6,573.95
Sub-total Bai Go (North Deposit & Northern extensions)		109	23,912.26
Bai Chuoi	2000	3	568.30
	2003	2	428.02
	2004	1	276.70
	2005	3	445.66
	2006	2	329.90
Bai Cu	2003	1	143.29
	2004	3	523.90
Bai Gio	2001	9	876.30
	2004	6	409.14
	2006	11	1,682.39
Nui Vang	2004	3	560.31
Other areas within Dak Sa	2003	6	346.78
	2004	1	365.60
	2006	4	455.15

Showing/ Location	Year	Holes	Metres
Bo 2	2001	3	413.85
Tra Long	2002	2	320.04
K7	2002	1	170.70
	2004	3	302.14
Bai Buom	2002	2	178.29
Round Hill	2004	5	392.42
Khe Do	2002	8	1,092.63
Khe Rin	2002	19	2,153.61
	2004	7	1,406.85
Sub-total		105	13,841.97
Grand Total (13 October 2007)		284	48,413.45

Table 16 - Phuoc Son Property - Drilling Statistics

11.0	SAMPLING METHOD AND APPROACH

11.1	Olympus Pacific – Prior 31 December 2004

Throughout the exploration programs, industry standard sampling methods were used for the following sample types: -80 mesh BLEG stream sediment sampling, soil geochemical sampling, rock chip outcrop sampling and grab float sampling, channel sampling of outcrops and underground exposures in artisanal mine workings, profile pit sampling, auger sampling and diamond drill core sampling.

Mineralized drill core intersections as marked by a geologist were sampled from hanging wall to footwall in lithologically controlled splits. Any significant veining, silicified or disseminated sulphide zones within the wall rocks or elsewhere in the sequence are also split out for sampling. The maximum sample length was 2.0 metres, but most splits are 1.0 metre or less.

All splitting is carried out by diamond saw. One half is sent for assay, while the other is retained for subsequent metallurgical or other testing and historic reference. Core is often re-logged after sawing to check for the presence of visible native gold. Any sections containing visible gold were sent for screened fire assay.

Where additional check or special purpose samples (e.g. petrographic or metallurgical) were required, the reference half core is longitudinally diamond sawed again, so that at least one quarter core remains as a reference.

All drill core is separated into probable high-grade and low-grade sections on the basis of a visual assessment of sulphide content. Samples designated as likely high-grade are bagged and despatched directly (as intact half or quarter core) to the laboratory for preparation and analysis without further on-site preparation.

11.2	Olympus Pacific – 1 January 2004 to 31 October 2007

•	Surfaceand Underground Sampling

Industry standard sampling techniques continue to be used and include outcrop sampling, sampling of old trenches and pit sampling using channel and chip sampling techniques as far as is practicable. Limited outcrop exposure in some instances necessitates the collection of float samples.

Artisanal workings are sampled by channel sampling techniques where safe access can be gained.

•	Drill Core Handling & Logging Protocol

1.
The drill contractor, (Intergeo, Hanoi based contractor), is currently using two Longyear 38 wireline rigs and have been drilling double tube HQ diamond core holes. The drillers have now modified the rigs and are drilling HQ triple tube. Where drilling conditions dictate, the drillers reduce the core size to NQ. Drill core is placed by the contractor into metre long metal core trays with the runs marked by core blocks. Currently a 1.5 metre core barrel is being used. Where double tube core is produced there is a certain amount of disruption to the core before placement in the trays, however this should be improved with the use of triple tube gear.

2.
The supervising geologist/junior geologist completes a skeleton log and measures core recovery on site before transport by 4WD vehicle back to the core and sample processing facility at Kham Duc site office. Drill core is covered and secured to minimise disruption of core during transport from the drill sites.

3.	The core is received at the logging facility at Olympus’ site office in Kham Duc. The core is marked out, cleaned and photographed, core recoveries measured and geotechnically logged.

4.	The junior geologist and supervising geologist geologically log the core onto standard paper geological logging sheets, the data from which is then entered in the Company’s computer database.

5.
The geological staff selects the mineralized intercepts, significant veining, and silicification or disseminated sulfide zones. They then mark out the intervals for sampling. Sample intervals are generally selected based on geological contacts and/or at 1 metre intervals, which ever are the lesser. General practice is to sample several metres either side of mineralized intercepts.

6.	The drill core then passes to the sample preparation staff as discussed in Section 12.0.

In general terms the procedures being followed for drill core handling and processing are consistent with standard industry practice. Core delivery from the contractor to the client has been improved by use of triple tube HQ coring technology. Currently most holes are vertical. Drilling inclined holes would provide the opportunity for conducting core orientation procedures to aid in structural interpretation of the mineralization.

The drill holes in the current program are mostly vertical and have had their collar positions surveyed. Downhole surveys are conducted every 50 metres downhole.

•	Metallurgical

Samples for metallurgical test work have been collected from Bai Dat and Bai Go. These have been obtained by drilling PQ diameter holes through representative ore zones.

12.0	SAMPLE PREPARATION, ASSAYING & SECURITY

12.1	General

Olympus has an established core processing, storage and sample preparation facility at Kham Duc approximately 15km from the Phuoc Son project area.

12.2	Sample Preparation

The core to be sampled is selected using the protocols described in Section 11.2. The core is sawn by diamond saw or split (where too soft to cut) into approximately equal halves with one half sent for analysis and the remaining half labelled and retained in core boxes for future reference. The geologist logging the core supervises core cutting and ensures that the core is cut along the apex of any veins or significant mineralized structure to prevent bias. He also ensures that the sequence for insertion of blanks, duplicates and standards is followed.

Each sample of core is assigned a unique sample number from the pre-printed sample tickets. The core samples are then dried, jaw crushed to -1.0 cm and hammer milled to -1 mm size. All equipment is cleaned between samples with cleaning rock, cleaning sand and then blown with the dry air.

The sample is then split using a riffle splitter to produce 2 sub-samples of homogeneous material each weighing 500 grams. These are placed into clean, cloth sample bags into which one pre-printed sample tickets is also placed into each bag and the sample number written in indelible ink on each bag as a cross reference.

One sample is sent for assay and the other retained as a duplicate. The residue not sent for assay is also retained on site for future reference and check assaying etc.

The third and final sample ticket remains in the sample ticket book with the drillhole number and meterages filled in. Occasionally half core is not prepared on site and is dispatch to the laboratory in Thailand for sample preparation and assay. Custom sample tags have been printed with Phuoc Son Gold Mining Co.’s (PSGMC) name and samples numbers. The lab is required to notify Olympus if the samples do not arrive with the Olympus seals intact and to retain all seals so that a probable Chain of Custody is available.

Sealed sample bags are placed in locked metal boxes in sequence for shipment to the laboratory. The geologist sending the sample shipment keeps a record of all samples shipped. The samples are transported to Da Nang by road and then from Vietnam to Mineral Assay and Services Pty Limited’s (MAS) laboratory in Bangkok, Thailand by TNT.

Assay results are then electronically distributed to authorized personnel and a hard copy of Assay Certificates is sent to Olympus’s office in Da Nang, Vietnam.

12.3	Assaying

Samples are assayed at Mineral Assay and Services Pty Limited in Bangkok, Thailand. Specific registered determination conducted by the company is accredited by the Department of Industrial Works, Ministry of Industry. Although no ISO certification was researched in the homepage, MAS is an affiliate of an ISO 9001:2000 and ISO 17025 accredited Canadian laboratory company Acme Analytical Laboratories Ltd.

A quality control program was established by the company to safeguard the accuracy and precision of their analyses. They also have service contracts with instrument manufacturers for maintenance and calibration of their major instruments.

(Sources:www.maslaboratory.com/About%20Mas.html  www.infomine.com/index/suppliers/Acme_Analytical_Laboratories_Ltd.html )

1.	Upon receipt, samples are sorted, inspected, logged and dried (if necessary and/or requested).

2.	Samples not prepared on site at Kham Duc are passed through a jaw crusher and crushed to about ¼ inch.

3.	The samples are further reduced to minus 10 mesh by passing them through a Rhino Jaw crusher.

4.	An assay sample of approximately 200 to 250 grams is cut from each sample with a Jones Riffle. The reject from each sample is bagged, tagged and stored.

5.	Each assay sample including those previously sample prepared on site at Kham Duc is then pulverized to minus 150 mesh. The samples are bagged and labelled.

6.	All equipment is cleaned between sample with cleaning rock, cleaning sand and then blown with dry air.

Gold is assayed by fire assay using a 50 gram charge with an Atomic Absorption Spectophotometric (AAS) finish, (detection limit 0.02 g/t Au).

The Laboratory inserts its own certified control standard at random in each batch of approximately 30 samples. In addition, the laboratory re-assays every 10thsample.

A suite of 22 elements are analysed by ICP analyses from selected mineralized intervals on a routine basis. These elements are: Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, Cd, Sb, Bi, V, Ca, Cr, Mg, Ba, Al, Na, K, Hg.

Olympus also uses the Genalysis laboratory in Perth, Australia for umpire sampling.

Genalysis Laboratory Services Pty Ltd. is accredited by National Association of Testing Authorities, Australia or NATA (Number 3244), wherein the terms of accreditation include almost all the analyses detailed in their price schedule. The company has been approved by Australian Quarantine and Inspection Service or AQIS for the receipt and treatment of samples from interstate and overseas. In addition, Genalysis is an associate member of the Association of Mining and Exploration Companies Inc., and a Member of the Standards Association of Australia.

The head office and laboratory in Maddington, Australia has an extensive range of facilities that include low-level preparation and digestion laboratories, state-of-the-art instrumentation such as ICP-OES and ICP-MS, atomic absorption spectrometry, fire assay, Bulk Cyanide Leach, Partial Leach Technology, etc. Genalysis has also established sample preparation operations in Kalgoorlie and Adelaide, both offering separate and dedicated low-level and ore-grade facilities.

To enhance quality control, Genalysis created a single large laboratory where all the analytical tests are conducted. Replicating at least 10% of all the work done - 4% duplicates and 6% selective repeats - was also done to monitor the accuracy and precision of the analysis. (Source: http://www.genalysis.com.au/genalysishomepage.htm).

12.4	Densities

Procedures for density sample collection were patterned in accordance with the specifications stipulated in TCVN 1772:1987, a Vietnam Standard for material testing.  Samples collected represent the ore zones and hanging wall and footwall waste zones.

Weights were initially recorded after drying the samples for 2 hours in a 150ºC drier. The samples were then saturated by immersing into water for another 2 hours and then weighed in air and in water. These computed weights were then used for the derivation of the dry bulk density of the samples.

12.5	Quality Assurance and Quality Control

•	Geochemical Standards

Olympus uses internal certified standards from ROCKLABS Ltd., of Auckland, New Zealand. They are certified and prepared by Malcolm Smith Reference Material Ltd., of No.2 Morriage Place Auckland 10, New Zealand. Olympus uses five Internal Certified Standards with Au assay values in the range of 1.805 g/t Au – 8.367 g/t Au. These reference materials are:

o	SI15 – 1.805+/- 0.028g/tAu

o	SJ10 – 2.643 +/-0.028g/tAu

o	SK11 – 4.823 +/- 0.05g/t Au

o	SL20 – 5.911+/- 0.073g/t Au

o	SN16 – 8.367 +/- 0.087g/t Au

The origin of the reference material are feldspar and pyrite with minor quantities of finely divided gold and silver containing minerals that have been screened to ensure there is no gold nugget effect.

Olympus insert 2 internal certified standards in each batch of around 30 samples sent to the laboratory.

The following charts show the standards inserted by Olympus and analysed by MAS compared with the 5% tolerance recommended by Hellmann and Schofield as being acceptable.

Figure 18 - Gold Chart for Rocklabs SI15 Reference Materialto Figure 22 - Gold Chart for Rocklabs SN20 Reference Materialshows the gold scatter plots of the other reference materials used during the years 2004 to 2006, all assayed by MAS.

Based on these figures, almost half of the samples readings for every reference material fall outside the limits set by Rocklabs. Most of these, however, are within the generally acceptable ±5% range, (green lines) whilst only 3 SI15, 8 SJ10, 6 SK11 and 1 SL20 samples fell outside the limit.

A possible reason why many of the samples did not fall within the range set by Rocklabs can be traced to the statistical parameters considered for the computation of the recommended grade and the 95% confidence interval of the reference materials. Samples considered as outliers were excluded as based in the principles set out in Sections 7.3.2-7.3.4 of ISO 5725-2: 1994. In general, the effect of this omission gave a more accurate and precise estimate on the true value of the sample, but more difficult to attain for the exploration companies because it made the confidence interval narrower.

Comparing the analyses done by the different laboratories for these standard samples, it appears that McPhar Geoservices gavethe most accurate and precise data; most of their assays of the standard samples are within the range set by Rocklabs. On the other hand, although the assay values obtained by the other laboratories are outside the interval set by Rocklabs; their results are still accepted and considered valid because most of their sample points still fell within the generalized 5% margin of error. Still, prudent checking was made for assay batches with accompanying anomalous results for standard samples.

Examination of analyses of reference material form 2007 to date shows similar trends with all values within the 5% acceptable variance.

•	Duplicates

As part of Olympus’s quality control procedure field duplicate samples are inserted at random at the rate of 2 per batch of around 30 samples. These samples are derived by splitting out 500 gram after the whole sample has been hammer milled to <1mm. Each duplicate sample is assigned a unique number that can be related to the primary sample number and tracked through the system.

Validation of field duplicate samples involved the double checking of the database using the validated assay database. The laboratory duplicates or repeat samples were cross referred to the individual assay certificates, as these do not form part of the assay database. During the exploration period to 2006, 283 samples were duplicated for assaying. Laboratory counterpart totals to 770 re-assayed samples.

The two succeeding figures illustrate the logarithmic plots of field and laboratory duplicates. Logarithmic plotting was used instead of linear correlation because of tight spacing among sample points making linear graph ineffective for interpretation and presentation. The red line shows the ideal trendline for a perfect original-duplicate sample result, derived from the equation y=mx+b where m is the slope which is equal to one and b is the y-intercept equal to zero.

Sample points for the field duplicates show a good correlation between the original and replicate samples. The distribution is nearly patterned to the ideal linear trend line, with few sporadically scattered points but still close to the line. Grades in the lower limits, however, show more sample dispersion signifying lesser replication of grades of the original samples. The higher variation between the original and duplicate grades of samples within this zone can be considered normal, since this is already near and within the detection limit zone. As noted by H&S, assay values are unlikely to be accurate unless values are well above the detection limit.

A similar pattern was observed in the repeat assaying conducted by the laboratory. It can be clearly noted here that the replication of values becomes more precise and accurate at higher grades.

•	Blanks

Since Olympus commenced exploration and up until 2006, some 292 blank samples hadbeen sent for assaying. Results show minimal contamination. The average grade of the 292 re-assayed blank samples is below the detection limit. Using 0.005ppm grade as representation of gold grade below detection limit (which was also used by H&S in their 2003 report), the average grade of the blank is 0.008 ppm. A plot of blank samples is shown in Figure 25 - Scatter Plot of Blank Samples.

Out of the 292 times the blanks were re-assayed, only 45 samples or 15% of the total number of samples were detected, with mean grade of 0.024 ppm. Grades of these samples range from 0.01 to 0.095ppm (<10x the detection limit); majority falls between 0.01 to 0.03 ppm. See Figure xx.  The batch of samples that gave this highest value (batch number 2002029) and the standard sample assays were reviewed. The standard sample accompanying this blank yielded results (14.0 g/t Au, 16.9 g/t Ag vs. the recommended grade of 13.89 g/t Au and 16.9 g/t Ag vs. 17.08 g/t Ag), close to the recommended values. So the specific sample might be contaminated but as the sample results belonging to this batch are reliable, the confidence in the laboratory reliability is high.

H&S reported in 2003 that the Phuoc Son drill samples were slightly contaminated as shown by the 0.0125 average grade of blank samples. After 2004, blank samples yield an average grade of 0.006 g/t Au, a reflection of the more cautious and more intensive implementation of sampling procedures.

•	Umpire Sampling

Umpire samples are selected randomly at a rate of around 10% of the assays from MAS. These pulps are now sent to Genalysis in Perth, but prior to 2005 were sent to both Analabs and Genalysis.

H&S during their audit in 2003 noted the absence of umpire samples. This has been addressed, with a total of 134 samples sent for assaying, analysed by Analabs and Genalysis.

 Figure 27 - Bar Graph Comparing Original & Umpire Assays is a bar graph comparing gold assays of the original and umpire samples.

From Figure 27 - Bar Graph Comparing Original & Umpire Assays, there is a generally high variance in gold assays for high grade samples, wherein umpire samples (sample sequence1-61) yield higher results than that of the regular samples. Beyond sequence 61, original samples with >10 ppm Au grades are relatively slightly higher than the umpire samples. Samples with grades within less than detection limit to 10 g/t Au showed a good grade correlation.

Figure 28 - Logarithmic Plot of Original & Umpire Samples shows the logarithmic plots of the samples being correlated. In this graph, samples with gold grades ranging from < 0.01 to 10 ppm were better illustrated.

Figure 28 - Logarithmic Plot of Original & Umpire Samples shows that umpire samples close to the detection point of 0.01 ppm yield higher results than the original samples. The two left most points in the graph show highly varied sample pairs, with umpire yield 0.03 ppm and 0.08 ppm, compared to original assays of 0.69 ppm and 2.85 ppm respectively.

Reliability and validity tests were calculated to assess the relationship of umpire and original samples. This test was conducted using the 95% confidence level, run not only on the raw data, but also by transforming these samples into their logarithmic equivalents. From these tests, the correlation coefficients, namely the Pearson and intra-class coefficients were computed. The Pearson coefficients yield 0.976 for the raw data analysis, and 0.924 for the log-transformed data, which are close to the computed intra-class coefficients of 0.969 for the raw data computation and 0.917 for the log-transformed calculation. Since all the computed correlation coefficients are close to 1.0, it suggests that the umpire and original sample assays are closely to very closely varied, implying a good direct linear relationship between them.

•	Security

Olympus’ security procedures provide for all drill core to be removed from drilling sites to secure sample preparation facilities at the field office Kham Duc as soon as practical under the supervision of the site geological staff.

The core logging and sample preparation areas are manned during working hours and locked at night. The sample preparation and logging areas are under the supervision of the senior site geologist, junior geologist and sample preparation supervisor. The Company employs on site security personnel and only authorised persons may enter the compound.

All samples are packaged in sealed paper bags and placed in secure steel boxes. These sealed boxes are locked and then transported by Olympus staff to Da Nang with the accompanying sample dispatch sheets and bills of lading, copies of which are retained with the sample ledger. The samples are then air freighted using TNT to the MAS Laboratory in Bangkok, Thailand or other laboratories as appropriate. The laboratory is required to notify Olympus if the samples do not arrive with the Olympus seals intact and to retain all seals so that a probable Chain of Custody is available.

Opinion on the Adequacy of Sampling, Sample Preparation, Security and Analytical Procedures

The authors consider that the sampling, sample preparation, security and analytical procedures and results detailed in this report by and undertaken by Olympus conform to the expected mining industry standards.

13.0	DATA VERIFICATION

13.1	General

The site visits conducted by Stevens and Associates and Terra Mining consultants included a number of checks on data verification including visiting drill sites and key geological outcrops at Bai Dat, Bai Go and the northern extensions of Bai Go, reviewing existing reports on geology and mineralization and observing that the data fits the current mineralization and geological models for consistency with the resource modeling, site visits and review of plant layout options, underground inspection of the Bai Dat decline, (at 40m at time of visit) and inspecting location of future waste dumps and planned tailings storage facility.

13.2	Drillhole and Sample Location

A representative number of drill sites were inspected at the Phuoc Son project. All holes inspected had the collars set in concrete with the drillhole number, depth, declination, and start and completion date recorded. These were photographed and the coordinates recorded with a hand held GPS unit (Garmin e-Trex Vista). Small discrepancies between the GPS readings and the surveyed positions in the database are consistent with accuracy limits of the handheld GPS and vegetative cover.

13.3	Geological Logging

Drill core from several holes was reviewed by Terra Mining Consultants/Stevens & Associates with the physical rock in the core boxes compared with lithological descriptions in the drill logs. These were then checked against the lithological data entered into the database for the geological modelling.

Terra Mining Consultants/Stevens & Associates are satisfied that the drillhole logging has been carried out in a professional manner, the data recorded and entered consistently into the database and is to accepted industry standards.

Holes physically checked were chosen as representative of Bai Dat, Bai Go, Northern extensions of Bai Go and also Bai Chuoi, which lies between Bai Dat and Bai Go. These were also examined in light of detailed examination of the drill sections produced by Alexander, 2006 and modified by PSGMC staff in 2006 and upon which some preliminary resource models had been based.

Details of holes examined are listed in Table 17 - Drillholes Geologically Check Logged by Terra Mining/Stevens & Assoc.

Hole No	Area	Task	Observations
DSDH030	Bai Dat	145 - 155 metre – check continuity with main ore zone	151 – 152 metres at 0.44 g/t Au, 5 cm wide quartz vein breccia with sulfides. Same character as the main Bai Dat Vein. Conclude reasonable to use this geology and correlate to the main zone in DSDH091
DSDH091	Bai Dat	150 – 165 metres – check & compare with DSDH030
HW in marble (finely laminated recrystallised limestone. Relict primary sedimentary texture?) Contact with the high grade ore sharp and competent. Ore consists of massive sphalerite, galena within quartz vein breccia, Very similar to the narrow zone in drillhole DSDH030.

DSDH035		120 – 125 metres – check continuity with DSDH030	Brecciated quartz vein with sulfides consistent with DSDH091 and DSDH030
DSDH134	Bai Dat	50 – 65 metres – check up dip extension from DSDH08
55 – 58 metres low gold and anomalous base metals. From 56.8 – 59.2 metres silicified brecciated graphitic schist. Note: Open folds (D2) in calcareous chloritic schist. Below have well foliated phyllite.

DSDH008	Bai Dat	70 – 75 metres – check visual character cf DSDH134	Quartz vein breccia within earlier silicified zone similar to DSDH134
DSDH033	Bai Dat	220-225m – check continuity from DSDH125	Note shear zone from 217 to 220.7 metres. Quartz vein breccia present at 222.6 - 224.2 metres
DSDH125	Bai Dat	196 – 212 metres compare with DSDH033. Look at hanging wall shears in terms of dilution model
Note: Quartz breccia with anomalous gold from 200.1 to 200.35m same character as with other holes. Generally HW contact is in foliated marble and quite sharp. Rare instances of shearing. Some areas where HW in schist but all appears reasonably competent.

Hole No	Area	Task	Observations
DSDH230	Bai Dat	Bai Dat stepout/infill	Note ore zone at 259 to 261.2 metres with visible Au within sphalerite at 260.8 metres.
All Holes	Bai Go	Look for evidence of faults, dyke and effect on interpretation. Angle to core axes etc. Look at logged fault up dip of dyke.
DSDH048	Bai Go	35 – 45 metres – evidence of fault	Confirmed presence of fault. Quite oxidised and friable.
DSDH048	Bai Go	50 – 70 metres – evidence of fault
Note fault between 60.8 and 64.85. Upper contact at 45 [0] to ca, lower contact at 10[0] to ca. In between highly broken and friable. Both contacts parallel to schistosity. Nature of fault similar to one in Bai Dat decline. If cross cutting schistosity as proposed then will see some slickensiding on margins as observed. Conclude post mineral and not parallel to schistosity

DSDH048	Bai Go	80 – 95 metres – ore zone and hanging wall competency	HW fresh competent schist, ore zone with visible gold at 93 metres, silicification almost total replacement, fractured and infilled with quartz and sulfides incl. sphalerite.
DSDH048	Bai Go	115 – 130 metres – HW in qz vein, ore cont & nature of contact with mafic schist	HW looks OK and within massive silicified quartz zone. Au occurs in small zones of crackled quartz with irregular veinlets with salmon pink colored pyrrhotite / pyrite / galena / sphalerite.
DSDH062	Bai Go	80 – 110 metres – HW, evidence of fault, ore zone character and mafic schist.	Shear in quartz vein, at 94.35 – 95.0 metres, probable fault has different character here because of rheological differences. At 106.6 -106.8 metres – broken silicified rock.

Hole No	Area	Task	Observations
DSDH070	Bai Go	90 – 100 metres – Dyke and Fault
Upper contact of dyke sharp and clean with schist. Lower contact zone shows brittle fracturing at 10[0] to ca indicating steep fault. Lens of quartz in dyke is xenolith within dyke and should not be used to correlate vein from other holes.

DSDH070	Bai Go	135 – 142 metres – Zone 3 and RQD within quartz vein zone wrt grade control etc
134 – 138 metres - broken quartz vein, possible post mineral fault. At 154 – 156 metres – Lower contact with quartz vein is a classic tectonic breccia with highly angular poorly sorted quartz clasts in a fine comminuted quartz matrix. Friable. Clearly post mineral.

DSDH067	Bai Go	100 - 110 metres – dyke, faults and quartz zone	Dyke at 106.7 to 114 metres. No faults but quartz vein xenoliths up to 30 cm. Clearly showing dyke is post mineral.
DSDH067	Bai Go	125-150m check mineralization contacts
Contacts sharp, quartz with Au generally has sulfides present. 139-145 metres -friable and probable fault. Zone 3 at approx 134 to 135 metres is sulfides in schists, connected to quartz zone of halo effects, porphyroblasts of sulfides developed in partings in foliae.( Prob. syn-metamorphic)

DSDH093	Bai Go	130 – 145 metres – check Zone 2 contacts and RQD	130 – 145 metres - contact at 132.6 metres with qz and HW schist. Well foliated but OK. Shearing within quartz vein at 10[0] to ca.
DSDH045	Bai Go	110 – 140 metres – check ore Zone 2, shearing in FW, HW, RQD
Ore zone within the thick massive silicification/quartz vein. HW schist OK as elsewhere. Generally ore occurs as sulfide rich irregular zones within the quartz. Usually more sulfide rich. Therefore once mine geo has eye in with combination of geochem and visual obs of sulphide do not see any particular prob with grade control.

Hole No	Area	Task	Observations
DSDH155	Bai Go	90 – 125 metres – check Zone 2 and 3 differentiation, RQD and ore zone.	96 – 108 metres – Note sulfide rich schist with gold mineralisation on HW of gold mineralised quartz. May be gold mineralisation halo effect. Fluid moving along foliae during mineralisation event.
DSDH219	Bai Go North	350 – 380 metres – check character of high grade zone.	Massive silicification and sulfides along fractures within quartz. Visible gold observed. Very similar to Bai Go mineralization.
DSDH046	Bai Chuoi	Check mineralization style.	Note different style of mineralization with gold but little basemetal. More As rich. Appears to be crackling within silicification with pyrrhotite/pyrite as fracture infilling.
DSDH078	Bai Go	245 – 250.1 metres – compare with Bai Chuoi style
Similar style to Bai Chuoi. Strongly silicified schist with irregular zones of pyrrhotite/pyrite av. 8 to 12 g/t Au. No quartz veins as such, but mineralization parallel to schistosity. Possible evidence of two styles of gold mineralization, one basemetal rich with quartz as opposed to As rich but less quartz?

Table 17 - Drillholes Geologically Check Logged by Terra Mining/Stevens & Assoc.

13.4	Sample Data Verification

Olympus store all original signed assay sheets in the Da Nang head office in locked shelving units the security for which is the responsibility of the Exploration Manager. Sample data verification was undertaken on samples selected from randomly chosen drill holes dating from 2006. The samples were tracked through from original signed assay sheets to the Company’s sample dispatch sheets, sample tags and the database to confirm accurate data transfer and database integrity.

Table 18 - Randomly Chosen Database & Assay Sheet Verification List lists the assays randomly chosen for database verification with the original assay sheets from the laboratory.

SAMP NO	TYPE	BHID	FROM	TO	ASSAY	LAB	DATE	VALID
97585	Control	DSDH217			6.09	MAS	25/07/07	OK
97553	Control	DSDH218			6.17	MAS	25/07/07	OK
97542	DC	DSDH218	379	380.3	2.85	MAS	25/07/07	OK
97565	DC Duplicate	DSDH218	364.1	365.8	5.79	MAS	25/07/07	OK
97538	DC	DSDH217	258.8	260	4.01	MAS	21/07/07	OK
97483	DC	DSDH217	363.45	364.3	50.6	MAS	20/07/07	OK
97361	Umpire Sample				25.94	GEN_LYS	14/06/07	OK
97186	Control	DSDH044			5.88	MAS	3/05/07	OK
97037	DC	DSDH211	363.79	364.1	5.63	MAS	7/04/07	OK
96733	DC	DSDH209	294.85	295.96	22.1	MAS	6/02/07	OK
96703	DC	DSDH208	291.57	292.6	11.1	MAS	18/01/07	OK
95133	DC	DSDH177	81.4	82.14	38.8	MAS	7/08/06	OK

Table 18 - Randomly Chosen Database & Assay Sheet Verification List

13.5	Database Validation

Terra Mining Consultants/Stevens & Associates undertook check assaying on high grade zones from randomly selected drill holes within the Bai Go, Bai Dat and Bai Chuoi areas. Samples were prepared in the Kham Duc sample preparation facility and dispatched to SGS Laboratories in Waihi New Zealand for comparative analysis of gold and silver. Holes selected were from 2005 onward as WGM had validated the data to 31 December 2003.

Table 19 - Original Assay Data Selected for Check Sampling By Terra Mining Consultants/Stevens & Assoc. lists the original assay results for the check holes and Table 20 - Check assay data from SGS Waihi, New Zealand lists the check assays redone by Terra Mining Consultants/Stevens & Assoc.

Drill Hole	Area	From (m)	To (m)	Interval (m)	Sample No	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH146	Bai Go	100.15	101.2	1.05	93424	29.1	4.2
DSDH149	Bai Go	160.00	160.83	0.83	93644	2.84	38.2	5.68	0.38
DSDH124	Bai Dat	164.3	165.65	1.35	91657	7.8	5.3	0.4	0.4
DSDH126	Bai Dat	170.0	171.4	1.4	91757	73.2	28.1	1.87	3.0
DSDH213	Bai Go Nth	262.4	263.65	1.25	97247	15.7	5.1	0.2	0.09

Table 19 - Original Assay Data Selected for Check Sampling By Terra Mining Consultants/Stevens & Assoc.

Drill Hole	Area	From (m)	To (m)	Interval (m)	Sample No	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH146	Bai Go	100.15	101.2	1.05	97877	17.50	2.6	0.006	0.004
DSDH149	Bai Go	160.00	160.83	0.83	97878	1.72	30.0	>1.2	0.3
DSDH124	Bai Dat	164.3	165.65	1.35	97879	7.30	6.5	0.45	>0.4
DSDH126	Bai Dat	170.0	171.4	1.4	97880	76.00	23.0	1.2	>0.4
DSDH213	Bai Go Nth	262.4	263.65	1.25	97880	14.90	5.6	0.33	0.05

Table 20 - Check assay data from SGS Waihi, New Zealand

The check assays carried out by Terra Mining Consultants/Stevens & Associates were derived from diamond sawn ¼ core of the remaining half core sample. It is noted that there are some differences between the original and check assays as shown in the tables above.

This is to be expected when dealing with relatively high gold grades and analysing from the remaining split core. This is most likely due to variability in distribution of mineralisation through the ore zone and the sometimes coarse nature of the gold and base metal mineralization.

However, the results do show some consistency in that where the primary grades are high the check assay is also high. From this aspect there is some consistency.

Terra Mining Consultants/Stevens and Associates are satisfied that the data is valid and confirms the presence of gold mineralization in the project area. This along with the observation by Terra mining Consultants/Stevens & Associates of visible gold in a number of drillholes at Bai Dat, Bai Go and Bai Go North provides further confirmation of the gold and basemetal mineralization in the deposits.

Other database validation is covered in Section 16 of this report.

14.0	ADJACENT PROPERTIES

There are no known significant exploration properties adjacent to or near the Phuoc Sonproperty.

The nearest property of economic significance is the Bong Mieuproject of Olympus, located some75kilometres east-south-eastof Phuoc Son, and with announced total resources of 664,500 contained ounces gold. This figure rises to 833,500 ounces when the gold equivalent value of tungsten in the Bong Mieu East deposit is included. (Olympus Pacific Website: www.olympuspacific.com.)

The Sepon project of Oxiana Limited, located some 100 kilometresto the NNW in Laos, currently has resources of 3.8MOz gold and 0.9Mtof copper (Oxiana website: www.oxiana.com.au).

Bong Mieu, Phuoc Son and Sepon are all located near or on the North-West trending Phuoc Son– Tam Ky Suture which has been a locus for mineralization since the Pre-Cambrian.

15.0	MINERAL PROCESSING & METALLURGICAL TESTING

15.1	Introduction

A variety of metallurgical testwork and studies has been undertaken on each of the deposits to some level. A summary of the testwork and studies completed to date is included below for the Phuoc Son Project. The information has been extracted from the Micon report of 2004 and/or from the current Olympus Study document that is currently in progress. Additional testwork is either in progress or planned for the near future to complete the metallurgical testwork being undertaken to include in the Olympus Feasibility Study document. Most of this testwork is confirmatory in nature, with particular emphasis on the base metal testwork.

15.2	Metallurgical Testwork

15.2.1	Description of Testwork Programs

Initial Testwork – Completed August 2002 to January 2003:

Program included gravity concentration, flotation (including bulk, differential and cleaner), cyanidation and Bond Work Index work, on samples from Bai Dat and Bai Go, and was completed in Vancouver, Canada, by Beattie Consulting Ltd (BCL) and West Coast Mineral Testing (WMT) Inc under supervision of consultant, Mr. Gary Hawthorn.

Second Program – Completed April to May 2003:

Work to determine the applicability of a conventional gravity / cyanidation process route, as well as to gain further knowledge of the physical properties of the ore was carried out by Independent Metallurgical Laboratory (IML) in Perth, Western Australia.

Third Program – Completed June to October 2004:

Laboratory metallurgical tests were conducted on Bai Dat and Bai Go mineralisation, by Gekko and Ammtec Ltd (under Gekko supervision). Tests conducted included Bond Work Index determinations, gravity separation, gravity separation in combination with bulk sulphide flotation and intensive cyanide leaching.

Fourth Program - Completed from July 2006 to January 2007:

Work conducted by Gekko Systems was reported in two stages with an interim Phase 1 Report dated 2 January 2007 and the Phase 2 Report dated 9 February 2007. The Gekko program provided for Bai Dat gravity, flotation, leaching, electrowinning, filtering, settling and detoxification tests. A Mineralogy Report by Burnie Research Laboratory dated February 2007 was also submitted.

Fifth Program - Completed from July 2005:

A series of testwork was conducted by SGS, including gravity, flotation, concentrate leaching and electrowinning.

15.2.2	Ore Characteristics

The mineralisation at Bai Dat and Bai Go is hosted in fractured brecciated quartz veins and comprises gold and silver values with variable sulphides, including Pyrite (major), Galena (major), Sphalerite (major), Pyrrhotite (minor) and Chalcopyrite (minor). Trace Stannite (Cu2FeSnS4) is found only at Bai Go. Mineralogically, there is little to distinguish in the two deposits.

15.2.3	Early Testwork to 2006

In the first stages of testwork, four multi-element ICP analyses were completed and these are shown in Table 21 - Metallurgical Testwork: Multi-Element Analyses.

	IML	BCL	GEK	SGS
Element	(ppm)	(ppm)	(ppm)	(ppm)
Au	32.3	15.5	32.9	21.3
Ag	35	14.2	25	53.8
As	10.3	<5		<30
Cu	59.0	55.0	105	27
Cd	741	200		600
Cr	270	148		110
Fe	34,400	26,000		21,000
Mn	526	446		260
Mg	13,400			5600
Pb	28,200	6,000	21,500	63,000
Sb	24	<5		38
Sr	101	105		24
W	2115	1,000		n/a
Zn	33,200	7,000	67,300	30,000

Table 21 - Metallurgical Testwork: Multi-Element Analyses

The BCL sample assays are closest to the average grades expected from the resource. As it was sourced from holes across the orebody it is the most representative of the samples tested in the four testwork programmes. The other samples tested were significantly higher in sulphides and not necessarily representative of the deposit.

15.2.4	Testwork in 2006/Early 2007

Bai Dat samples received at Gekko’s Laboratory in early October 2006 were derived from three drill holes. These were selected to better represent the feed to the Plant in the initial years of production. Grade analysis details are:

Element	Testwork grades	FS grades
Au	15.4 g/t	12.0 g/t
Ag	5.0 g/t	21 g/t
Pb	0.45%	1.7%
Zn	1.45%	0.6%
C	1.1%

Table 22 - Metallurgical Testwork: 2006 Testwork Analyses

Gravity separation produced a highly mineralised concentrate with visible galena, sphalerite and pyrite. However, no free gold was visible. The concentrate contained 72% of the gold, 61% of the silver, 54% of the lead and 30% of the zinc. The mass yield to concentrate was 5.1%, which is below the design figure of 6%. If the mass yield was increased 10%, gravity would yield in excess of 80% of Au and significantly more sulphides.

A basic rougher flotation test on the gravity tailings increased the recoveries to 95.1% Au, 89% Ag, 95% Pb and 99% Zn, into a concentrate representing 14.7% of the original mass. The overall grade achieved for the combined gravity/flotation concentrate was 124 g/t Au, 46 g/t Ag, 3.0% Pb and 9.6% Zn. Over 99% of the sulphur was recovered into the concentrate to produce a flotation tail containing just 0.02% S.

The optimum flotation grind size for gold recovery was found to have a P80 of 75µm.

The gravity concentrate, which is coarser, was leached under intensive cyanidation conditions. Regrinding the gravity concentrates down to a minimum of P80 of 110 µm, would increase dissolution to 99 % Au and 52 % Ag in a leach time < 12 hours. In excess of 99% of the sulphur reports to the concentrate and the final flotation tail stream are therefore virtually free of sulphides, minimising environmental issues associated with storing plant tailings.

The leach residue remaining after the intensive leach will contain high levels of potentially valuable sulphide minerals, and the flotation response of the minerals are favourable, so a small conventional cleaner flotation circuit should be capable of producing a saleable concentrate. Future testwork would be required to confirm technical and financial aspects of this option.

Electrowinning tests showed improved metal recoveries over what was anticipated, with gold and silver recoveries exceeding 95%. The improved barren electrowinning solution grade will have a net benefit on the overall solution losses in the circuit.

The resin tests indicated gold loadings on resin are expected to reach 1000 to 1500mg/wetL. Stripping cycles will be at 8 hour intervals.

The optimised peroxide detoxification test was conducted at 2:1 peroxide to WAD cyanide level. CN(WAD) level of 12.9mg/l was achieved within two hours.

Filtering rates increased 3 fold with the use of flocculant addition to approximately 2000kg/m2/h. The settling rates produced good results with final densities measured at 66% solids.

15.2.5	Mineralogy

Burnie Research Laboratory – February 2007:

From gravity concentrate, a hundred individual grains containing sulphide were selected from each size fraction (-300+212µm, -212+106µm & -106+53µm). As the gravity concentrate assayed 270 g/t Au, it was expected that the mineralogical work would be able to detect gold. However, no gold occurrences were detected in the quantitative logging, so the entire fine fraction (-106+53 µm), containing 21% of the mass and ±40% of the gold as, seen in Figure 29 - Metallurgical Testwork: Gold Sizing in Gravity Concentrates, was examined for gold occurrences. Five (5) gold grains were detected, 3 liberated and 2 hosted by sphalerite. So in this particular size fraction, the majority of gold detected was liberated.

The other size fractions have not been analysed in this fashion. However, the high recovery from the intensive leaches (88-98% recovery @ 24-hour retention without concentrate regrind) indicates that gold in gravity concentrate occurs in a metallic form with little or none in solid solution as the gold is generally liberated.

Earlier Mineralogical Investigations:

Work by WMT indicated that:

•	Gold particles are in the 50 – 100 µm range for Bai Dat and 10 – 40 µm range for Bai Go.
•	The silver (Ag) is associated with galena – no silver minerals observed.
•	At moderate grind sizes there is only minor locking of sulphides with gangue.
•	Gangue minerals observed were predominately carbonate and not quartz.

Work by SGS indicated that:

•	Gravity concentrate – 90% of gold grains were liberated with a wide variation in sizes 7 to 335 µm.
•	Flotation concentrate – 80% of gold grains were liberated with a size range of 1 – 56 µm.
•	Leach residue – no free gold observed. Au occurred as inclusions locked in pyrite.

15.2.6	Size Grading

Results from IML Testwork (Stage 2 – May 2003):

A head sample was ground to P80 250 µm and size analysis completed. This indicated that the Au distribution follows mass distribution.

Results from SGS Testwork (July 2005):

A head sample was pulverised and screened at 106 µm. The distributions are shown in Table 23 - Metallurgical Testwork: Gold Distribution @ 106 µm Au Distributions

	Weight (%)	Assays (g/t)	% Distribution Au
+106 µm	5.8	136	37.0
-106 µm	94.2	14.3	63.0

Table 23 - Metallurgical Testwork: Gold Distribution @ 106 µm

15.2.7	Ore Crushability

•	A Bond ball mill work index reported by WMT at a final product size of 80% passing 59 µm, gave a result of 17.5 kWh/t
•	Crushing and abrasion work index tests were completed by IML on Bai Go ore – the CWi = 10.0 kWh/t and the Ai = 0.55
•	A BWi by Ammtec in 2004, at a final product size of 80% passing 97 µm, measured 19.7 kWh/t
•	A BWi by SGS in 2005 at a final product size of 80% passing 89 µm measured 16.5 kWh/t

These results show that the ore is in the hard range.

15.2.8	Gravity Response

BCL / WMT testwork (August 2002):

In the BCL testwork samples were ground to P80 118 & 89 µm and then passed through a Falcon concentrator before being panned. At WMT, panning of a coarse grind P50 75 µm was also completed. The results are shown in Table 24 - Metallurgical Testwork: Gravity Recovery Results.

	Grind P80µm	Wt (%)	Au (ppm)	Ag (ppm)	Fe (%)	Pb (%)	Zn (%)
Falcon Concentrate 1	118	0.6	1,814	569	20.0	9.01	3.22
Gravity Recovery			68.1	23.2	4.6	8.7	2.6
Falcon Concentrate 5	89	0.5	2,325	736	22.5	11.8	1.64
Gravity Recovery			70.0	24.6	4.2	7.4	1.0
WMT Pan 1 Concentrate	P50 75	0.3	3,073
Gravity Recovery			45.5
WMT Pan 1 Concentrate	P50 75	0.7	1,274
Gravity Recovery			44.1

Table 24 - Metallurgical Testwork: Gravity Recovery Results

IML testwork (Stage 2 May 2003):

A Wilfley tabling test on a sample at P80 250 µm produced a low weight, high grade and high recovery concentrate. (2.7% mass pull, 702 g/t and 58% Au recovery). Only 5.6% of the Au recovered was free. The tail from the test was ground to P80 106 µm and size analysis indicated 37% of remaining Au was in the +106 µm fraction. The ground tail was passed through a Knelson concentrator once to produce a low mass high grade concentrate. (0.9% mass pull and 911 g/t Au). An additional 25.5% Au was recovered resulting in a total gravity recovery of 83.5% Au.

Three (3) kg of Bai Dat ore was also ground to a P80 of 106 µm and subjected to 3 passes through a Knelson concentrator. A medium mass, medium grade and high recovery concentrate was produced. (10% mass pull, 74 g/t and 90% Au recovery).

Gekko Laboratory Testwork:

Standard Gekko gravity amenability testwork was completed. At a weight recovery of 13%, the corresponding gold recovery was 85%, silver was 69%, lead was 78% at a grade of 13% Pb and zinc was 49% at a grade of 27% Zn. The results are shown in Table 25 - Metallurgical Testwork: Gravity vs. Size Recovery.

Sample	Grind Size µm	Wt Rec %	Conc Grade Au g/t	Au Rec %	Conc Grade Ag g/t	Ag Rec. %	Conc Grade S %	S Rec %
Conc. 1	850	1.9	805	60	521	36	8.7	7
Conc. 2	425	5.1	379	74	287	53	17.6	8
Conc. 3	106	13.1	171	85	148	69	20.0	53
Conc. 4	106	26.7	91	92	80	76	13.2	71
Tails		73.	3	2.9	8 9	24	1.9	29
Feed		100	26	100	28	100	5.0	100

Table 25 - Metallurgical Testwork: Gravity vs. Size Recovery

SGS Testwork (July 2005):

A series of gravity tests were conducted over several feed sizes, by passing the ground sample through a Falcon concentrator and then passing the concentrate over a Mozely shaking table. The Falcon concentrate assay wasn’t determined which limits the amount of information available from this test. Abundant gold was visible on the table and gold recovery averaged 55% in all tests, with grind sizes between P80 of 56 and 100µm having no affect on recovery.

15.2.9	Flotation

BCL / WMT Tests:

The testwork indicated that a process route using either just flotation or a combination of flotation and gravity, would achieve an Au recovery of around 96% in 10% mass yields. It also showed that pyrite would be difficult to suppress using pH modification.

Gekko Flotation Test:

A single flotation test resulted in a concentrate containing 18% of the mass, 87% of the Au, 93% of Ag and 98% of Sulphur, at grind size of P80 75µm. Additional flotation tests were conducted on the gravity tailings samples from the progressive grind tabling test. This result are summarised in Table 26 – Metallurgical Testwork: Flotation Test Results.

Sample	Wt Rec (%)	Conc Grade (g/t Au)	Au Rec (%)	Conc Grade (g/t Ag)	Ag Rec. (%)	Conc Grade (S %)	S Rec (%)
Gravity Cons	5.1	379	78	287	67	17.6	24
Float Cons	9.5	42	16	67	29	24.3	62
Total Cons	14.6	160	94	144	96	22	86
Tails	85.4	1.9	6	1	4	0.6	14
Feed	100	25	100	22	100	5	100

Table 26 – Metallurgical Testwork: Flotation Test Results

SGS Flotation Tests:

Rougher flotation tests were completed on gravity tails from primary grinds of 56, 85 and 100 µm. All tests were floated at a natural pH of 7.8, and employed 30 g/t of collector over 15 minutes of flotation time. The combined gravity plus flotation recovery was consistently between 98 – 99% and no variation existed with grind size. The float mass yield was high at between 16 – 20%, which was due to the high sulphide recovery (Pb and Zn). Cleaner tests indicated the mass pull could be reduced to 10% with minimal effect on gold recovery.

15.2.10	Leaching

Whole-Ore Leach

Results from WMT Testwork (Stage 1):

With sizing of P80 106 µm, 93% and 95% gold recoveries for Bai Dat and Bai Go material respectively were achieved using a cyanide concentration of 5000 ppm. The consumption rate was 5.2 kg/t. A test using combined Bai Dat and Bai Go sample, ground to 75 µm at the lower cyanide concentration of 500 ppm, gave 97% Au recovery.

Concentrate Leaching

Results from IML Testwork (Stage 2 May 2003):

Leaching tests on concentrates from a 3 pass Knelson test were conducted at 10% solids and 1000 ppm CN at atmosphere with no oxygen addition. The results are shown in Table 27 - Metallurgical Testwork: Concentrate Leach Testwork and Figure 30 - Metallurgical Testwork: Concentrate Leach Recovery Times.

	K.C. 1	K.C. 2	K.C. 3
Head Grade, ppm	200.9	49.2	27.1
2 hrs Recovery, %	26.7	36.4	59.8
4 hrs Recovery, %	46.1	57.3	76.4
8 hrs Recovery, %	60.5	74.5	86.4
24 hrs Recovery, %	87.4	92.7	94.7
CN consumed, kg/t	2.93	3.49	3.91
Lime consumed, kg/t	1.28	1.53	1.40

Table 27 - Metallurgical Testwork: Concentrate Leach Testwork

The leaching test was conducted under mild conditions which are representative of a true intensive cyanidation leach. The test data does indicate the presence of slow leaching components.

Gekko Tests:

A number of intensive cyanidation leaching tests (at 0.5% CN) were completed on gravity and combined gravity-flotation concentrates over 24 hours. This included the addition of 2 kg/t of lead nitrate. The cyanide consumptions were low and this was reflected in the slow leaching times. The results are shown in Table 28 - Metallurgical Testwork: Cyanide Leach Results (Gekko) and Figure 31 - Metallurgical Testwork: Gold Leach Recovery vs. Time.

Sample	Calculated Feed Grade			Leach Extraction			NaCN
	Au (g/t)	Ag (g/t)	Cu (g/t)	Au (%)	Ag (%)	Cu (%)	Kg/t
LDAT (1) G + F Conc	131	95	354	83	10	11	1.1
LDAT (1) G Conc.	144	94	133	44	8	4	0.0
LDAT (2) G Conc.	172	121	201	96	10	3	0.5
G + F Conc	170	137	438	98	24	28	2.2

Table 28 - Metallurgical Testwork: Cyanide Leach Results (Gekko)

The LDAT(1) concentrates leached much slower then the LDAT(2) concentrates. As the leach tests were identical it is suspected that the concentrate sizings were different though this cannot be confirmed as yet. The silver recoveries for all tests averaged 10%.

SGS Tests:

Three tests (ICN 1, 2 & 4) were conducted on a combined gravity and flotation concentrate from the GS-4 test which was initially ground to P80 of 56 µm. The test ICN-3 was conducted only on flotation concentrate, using the Gekko intensive cyanidation test method at 2 wt% NaCN. The results are shown in Table 29 - Metallurgical Testwork: Cyanide Leach Results (SGS).

Test	Extraction			CN Con	H2O2 added	Pb(NO3)[2]
	4 hrs Au %	24 hrs Au%	24 hrs Ag %	kg/t	kg/t	g/t
ICN-1	88.7	95	21.6	11.6	4.5	0
ICN-2	95.5	99.2	22.5	36.1	9.3	250
ICN-3	75.8	87.8	20.5	est 5	4.4	250
ICN-4	96.9	98.4	13.2	41.8	17.5	250

Table 29 - Metallurgical Testwork: Cyanide Leach Results (SGS)

The conditions used were successful in extracting 99% of the gold, however only 20% of the silver was leachable. Mineralogy on the tail indicated that non-recoverable gold of less than 5 µm was generally locked in sulphides.

15.2.11	Electrowinning

SGS Testwork:

A batch electrowinning test was completed. Both gold and silver responded well and plated quickly without difficulty.

15.3	Testwork Implications for Plant Design

15.3.1	Gravity

In the systematic metallurgical test work undertaken, the Phuoc Son Project ores will respond well to gravity gold recovery techniques. The plant design criterion uses a predicted gravity recovery of 60% although some testwork indicates this could be much higher - as much as 70% to 80%. The gravity circuit has been designed conservatively to cope with extra gold production by this route should this be necessary.

In general, jigs recover gold down to 150μm. In order to recover finer gold a centrifugal separator is required. As all Phuoc Son Project gold is fine in nature a centrifugal separator will replace jigs to improve gold recovery.

When employing a thickening cyclone circuit, the overall circuit is constrained with regard to the water balance. Feeding the gravity circuit with slurry from the mill discharge hopper, as opposed to the cyclone underflow, avoids the need to dilute the cyclone underflow.

15.3.2	Flotation

The flotation flowsheet development consisted of the following: grind size of P80 75µm; and whole ore rougher scavenger flotation of the cyclone overflows at a slurry density of 32% solids. Discussion of the flowsheet and equipment sizing are included below.

•
Residence Time: Flotation residence times have been based on laboratory flotation testwork residence times, with an appropriate scale-up to the plant residence time. The optimum rougher/scavenger residence time of 30 minutes has been calculated. In determining the optimum residence time, evaluated recovery, power consumption and capital costs trade-offs.

•
Scale-Up: Scale-up of laboratory flotation residence times to an equivalent plant flotation residence time is necessary as there are significant differences between the flotation results obtained in the laboratory when compared to the plant.  Reasons for these differences can be summarised as follows:

o	Bubble surface flux (Sb) differences (surface flux is an expression utilising both the superficial gas velocity and the bubble size).

o	Residence Time Distribution (RTD) differences.

o	Froth recovery (Rf) differences.

o	Mixing and turbulence, including power intensity differences.

o	Liberation and particle size differences.

Typical approaches for scale-up in the literature consider that this value can be estimated by the factor of 2.5, although there are numerous arguments for scale-up factors that range either side of this figure, most of which appear to be ore specific issues.

•
Flotation Density: Medium flotation densities have been used for the design, 32% w/w for the rougher feed. This is based on industry practice for similar ore types in the region and on flotation testwork on Phuoc Son Project ore.

15.3.3	Leaching

The high recovery from the intensive leaches indicates that virtually all gold in the gravity concentrate occurs in a metallic form with little or none in solid solution in sulphide minerals.

16.0	MINERAL RESOURCE & MINERAL RESERVE ESTIMATES

16.1	Introduction

Terra Mining Consultants/Stevens & Associates has carried out an audit of the Mineral Resource estimate prepared by Olympus for the Bai Dat and Bai Go deposits within the Phuoc Son Project. Estimates have been calculated for gold (Au), Silver (Ag), Lead (Pb) and Zinc (Zn) for both deposits.

The Bai Dat resource estimate is based on a 3 g/t cut-off; and top-cuts of 100 g/t for Au, 130 g/t for Ag, 150,000 ppm (15%) for Pb, and 140,000 ppm (14%) for Zn. A summary of the estimates for Bai Dat is provided in Table 30 - Bai Dat: Gold, Silver, Lead & Zinc Mineral Resources.

Category	Tonnes	Au	Ag	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Measured	63,190	18.68	21.65	1.73	1.66
Indicated	184,680	15.12	17.34	1.13	1.08
Measured+Indicated	247,870	16.03	18.44	1.28	1.23
Inferred	143,000	9.97	11.01	0.75	0.84

Table 30 - Bai Dat: Gold, Silver, Lead & Zinc Mineral Resources

The Bai Go resource estimate is based on a 3 g/t cut-off; and top-cuts of 80 g/t for Au, 130 g/t for Ag, 120,000 ppm (12%) for Pb, and 13,500 ppm (1.35%) for Zn. A summary of the estimates for Bai Go is provided in Table 31 - Bai Go: Gold, Silver, Lead & Zinc Mineral Resources.

Category	Tonnes	Au	Ag	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Measured	94,260	9.29	23.55	2.04	0.10
Indicated	258,130	6.68	8.39	0.65	0.05
Measured+Indicated	352,390	7.37	12.45	1.02	0.07
Inferred	1,812,400	6.51	4.71	0.33	0.03

Table 31 - Bai Go: Gold, Silver, Lead & Zinc Mineral Resources

Based on a comparative assessment, Terra Mining Consultants/Stevens & Associates is satisfied that the Olympus estimates of Mineral Resources and Mineral Reserves is valid and accepts the results.

Terra Mining Consultants/Stevens & Associates have classified the defined mineralization according to the definitions of National Instrument 43-101 and the Australasian Institute of Mining & Metallurgy’s JORC Code 2004.

For the purposes of the report the relevant AusIMM definitions used for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004) are listed below along with the comparative C.I.M.M. Standards.

AusIMM JORC Code Definitions	C.I.M.M.Standards Definitions
A ‘Mineral Resource’ is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

AusIMM JORC Code Definitions	C.I.M.M.Standards Definitions
A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

A ‘Probable Ore Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

A ‘Probable Mineral Reserve’is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proved Ore Reserve’ is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

A ‘Proven Mineral Reserve’is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Table 32 - AusIMM & CIM Comparative Resource/Reserve Definitions

16.2	Bai Dat

16.2.1	General

The audit and document review conducted by Terra Mining Consultants/Stevens & Associates included:

•	Review of the Hellmann & Schofield May 2003 report “Resource Estimates for the Phuoc Son Gold Project – Bai Dat and Bai Go Prospects”;

•	Review of the W. Shywolup & T. Sirinawin November 2002 “Resource Estimate, Bai Dat Gold Deposit, Phuoc Son Project, Quang Nam Province, Vietnam for New Vietnam Mining Corporation”;

•	Review of the W. Shywolup & T. Sirinawin December 2002 “Resource Estimate, Bai Go Gold Deposit, Phuoc Son Project, Quang Nam Province, Vietnam for New Vietnam Mining Corporation”;

•	Review of the Watts, Griffis and McOuat January 2004 report “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.”;

•	Review of the Micon International Ltd June 2005 report “Technical Report: Preliminary Assessment of the Dak Sa Project, Phuoc Son Gold Property, Vietnam ”;

•
Review and validation of the resource database created by Olympus personnel from data originally compiled using MapInfo Discover software and used in Gemcom to define the resource and calculate the resource estimate.  The resource database included drillhole data, geology and resource sections, wireframes/triangulations and block models;

•	Check of the resource zone(s) envelope interpretation against geological coding and assay grades in the drillholes;

•	Importing of drillhole and wireframe files using Datamine software and validating them;

•	Checking and validation of the interpretation and resource interpolation parameters used;

•	Cross-checking the block model generation and grade interpolation using Datamine software;

•	Verification of the reporting of the resources.

All data used for this audit were supplied by Olympus and Terra Mining Consultants/Stevens & Associates did not generate any new interpretations. We have assumed the data supplied to us to be correct and have accepted it for the purpose of this report. The only data generated by Terra Mining Consultants/Stevens & Associates was comparative block model generation and grade interpolation as a cross-check of the work and results defined by Olympus.

16.2.2	Data Review & Validation

The Phuoc Son project database of sections, wireframes and block models were exported from Gemcom by Olympus personnel and supplied in a suitable data exchange format (ASCII, Excel spreadsheet or DXF/DWG format) for importation into Datamine software.

The drillhole database provided in an Excel spreadsheet (extracted from MSAccess database) consisted of drillhole collar, downhole survey, assay, geotechnical, density, structure and lithology interval data for each of the deposits. These files were combined into one Excel spreadsheet for review, importation into Datamine and validation.

The Bai Dat drillholes, and in fact all drillholes, are identified in the collar table by the AREA field. This allows for the extraction or manipulation of data in specific areas within the overall Phuoc Son project. All files are indexed with the drillhole name (BHID).

The assay interval table contains FROM and TO depths and gold assays (AU) for all intervals sampled, with an additional gold assay fields (AU_R & AU_S) containing data repeat samples and umpire samples. The file also contained other elements assayed, these were Pb (Pb_R – repeat), Zn (Zn_R – repeat), Ag (Ag_R - repeat), As, Bi, Cu, Mo, Al, Ba, Be, Ca, Cd, Co, Cr, Fe, K, Mg, Mn, Na, Ni, P, La, Pd, Pt, S, Sb, Sn, Sr, Te, Ti, V, W, U, Th, B, Hg, Sc, Tl & Ga. These assays are not sampled for all intervals and only the silver (Ag), lead (Pb) and zinc (Zn) have been sampled in sufficient numbers and are of suitable levels for modelling and resource consideration.

The survey file contains downhole survey measurements of depth (AT), drillhole azimuth (BRG), and drillhole dip (ALT_DIP). The DIP field contains the dip in terms of the Datamine convention.

The density interval table contains FROM and TO depths and density values (DENSITY) where recorded.

The lithological unit interval table contains FROM and TO depths and lithological and stratigraphic codes (STRAT and LITH). The file also contains codes for oxidation and weathering (WEATHR and OXIDATN).

The geotechnical interval table contains FROM and TO depths which define the drilled interval, measured sample interval length (REC_M), the core recovery percentage (REC_PC), which is a function of the measured sample length to the drill length/interval. The table also contains two other fields RQD_M and RQD_PC.

The full database (Bai Dat and all other drillholes) was checked and then imported into Datamine for review and validation to identify any data errors such as missing data (e.g. drillholes without data), data overlaps, missing intervals (assays, density, geotechnical and lithology), naming errors, etc. Initial validation process found 44 errors in the assay table, 27 errors in the lithology table, 28 errors in the geotechnical table and 9 errors in the density table. These errors were mainly a result of minor differences in the ‘to’ and ‘from’ values, and appear to be mainly minor typing errors and existed in the original MS Access database (errors had already been corrected in the GEMS database). All the errors have been corrected in the Olympus MSAccess database and currently no errors exist in the updated database provided to Terra Mining Consultants/Stevens & Associates and used in the latest estimation. A number of ‘gap’ warnings were identified, with a suitable cross-section checked. These were identified as interval records that are implicitly missing. The corrected database is therefore in good order.

The Bai Dat drillholes were extracted using the AREA code (“Bai Dat Deposit”) in the database. Drillholes were checked visually in 3D and in the drill survey log for significant or excessive downhole deviations. Some early holes had limited surveys but comparing the deviations of later fully surveyed holes these show only minor deviations. The older holes were drilled with heavier equipment than the current slimline rods used for the more recent drillholes, and would therefore be expected to deviate less. Most of the older holes are vertical and combining this with the minor deviation experienced with more recent holes the lack of downhole surveys is considered a minor issue. Deviations are of the order of a few metres over drillhole depths of hundreds of metres. Overall no significant or excessive downhole deviations were identified. Magnetic declination is 0º 36’ on the government map and due to the minor difference is ignored in downhole surveys. Pyrrhotite is present in minor quantities in some samples, but has been tested and is non-magnetic and therefore has a negligible effect on any downhole surveys.

Visual checking of the drillhole collars with the topography surface indicates that there are some differences between the drillhole survey and the topography. These differences are minor and due to local height variations on the ground not defined by the topography contour resolution and partly because the drillhole pads were prepared/bulldozed after the topography surface had been surveyed.

The wireframes/triangulations defining the ore zones, as supplied by Olympus, were checked for crossovers and holes, etc. No duplicate faces, empty faces, open edges, intersections or shared edges were found in any of the wireframes/triangulations. Section lines used to build the wireframe/triangulation were also checked to ensure that they are snapped correctly to the drillholes. All sections reviewed were snapped appropriately to the appropriate drillhole interval.

Olympus derived the mineralized zones as follows:

o	Drillhole sections were created using MapInfo Discover software, and interpreted faults, main geological and mineralized zone grade boundaries (≥1 g/t Au lower cut-off) were drawn.

o
The grade boundaries were correlated from section to section on a geological basis. A number of mineralized zones were interpreted and these are spatially related to the “main quartz zone”. Some mineralisation may occur in the hangingwall roof and schist footwall, and grade boundaries are modified to incorporate these minor occurrences as required.

o
In the absence of zone continuity, extrapolations were made in between drill sections and outwards. To prevent overestimation or smearing of high grades on the periphery of the ore zone, some additional drillholes (e.g. DSDH030 & DSDH033) were included where the grade was below the 1 g/t Au cut-off. These drillholes were included only where there was geological and mineralised evidence of continuation of the ore zone, be it below the chosen cut-off.

o	Sections are exported to GEMS, tidied up and wireframed/triangulated to define the Bai Dat Ore Zone.

The cut-off of 1 gram/tonne used to define the mineralised orezone was previously defined by Hellmann & Schofield and an excerpt from their report is included below:

The log histogram and log probability plot of the 1m sample composites for the assayed intervals between the faults show two distinct and approximately log-normal grade distributions – a low grade population with a mean gold grade around 0.025 g/t and a high grade population with an average grade around 12 g/t Au. Inspection of the histogram and partitioning of the log probability plot both show a grade of 1g/t most effectively separates the two grade populations. The log histogram and log probability plot for the mineralisation shows that the domaining of the mineralised zone on this basis has almost completely eliminated the low grade population and is considered an appropriate method for domaining this deposit.

16.2.3	Statistical Analysis of Data

The full database consisted of 284 drillhole collar entries, 675 downhole surveys entries, 11,262 assay records, 22,452 structural records, 1,108 density records, 23,552 geotechnical records and 22,651 lithology records.

The Bai Dat area consisted of 69 drillhole collar entries, of which 56 are within the defined ore zone. Drillhole depths varied from 42.5 metres to 369.00 metres for all drillholes in the Bai Dat area. A total of 10,537.49 metres of drilling was conducted at Bai Dat, of which 8,884.74 metres of drilling was within the ore zone, as at the database date. The average ore zone thickness is 2.58 metres and ranges from 0.12 to 9 metres.

A total of 205 assays and 276 density samples fall within the mineralized zone at Bai Dat. Statistics were calculated in Datamine for the main assay fields, along with density and sample length fields in the drillhole database within the defined mineralized zones. Table 33 - Bai Dat: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples.

	Sample
Drillhole Field	Length	Au	Ag	Pb	Zn	Density

Number of Records	205	205	205	205	205	276
Number of Samples	205	205	205	205	205	276
Missing Values	0	0	0	0	0	0
Minimum Value	0.1	0.02	0.05	3	1	2.25
Maximum Value	4.6	197.55	438	293000	288715	5.19
Range	4.5	197.53	437.95	292997	288714	2.94
Mean	0.87	16.84	26.11	18,160.18	16,643.20	2.82
Variance	0.18	778.26	3,435.13	1.77E+09	1.77E+09	0.10
Standard Deviation	0.43	27.90	58.61	42,097.86	42,118.91	0.32
Standard Error	0.03	1.95	4.09	2,940.24	2,941.71	0.02
Skewness	3.02	3.40	3.97	4.08	4.18	4.23
Kurtosis	26.78	15.36	18.40	19.94	19.58	22.26
Geometric Mean	0.77	4.90	4.37	1,640.78	1,148.42	2.81
Sum of Logs	-54.43	325.91	302.52	1,517.60	1,444.46	284.76
Mean of Logs	-0.27	1.59	1.48	7.40	7.05	1.03
Log Variance	0.33	3.34	4.07	6.89	6.90	0.01
Log Estimate of Mean	0.90	26.00	33.44	51,448.60	36,205.73	2.82

Table 33 - Bai Dat: Ore Zone Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 203 composites. Table 34 - Bai Dat: Ore Zone 1m Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Bai Dat.

	Sample
Drillhole Field	Length	Au	Ag	Pb	Zn	Density

Number of Records	203	203	203	203	203	203
Number of Samples	203	203	203	203	203	114
Missing Values	0	0	0	0	0	89
Minimum Value	0.12	0.03	0.061	3	9	2.59
Maximum Value	1	166.782	280	293000	188119.6	3.60
Range	0.88	166.752	279.939	292997	188110.6	1.01
Mean	0.89	16.25	22.62	16,575.30	15,207.14	2.78
Variance	0.06	547.30	1,989.49	1.36E+09	1.00E+09	0.02
Standard Deviation	0.24	23.39	44.60	36,921.04	31,648.09	0.15
Standard Error	0.02	1.64	3.13	2,591.35	2,221.26	0.01
Skewness	-2.03	2.91	3.59	4.23	3.05	2.43
Kurtosis	2.55	11.29	14.63	21.98	9.96	8.21
Geometric Mean	0.83	5.92	5.31	2,127.97	1,565.14	2.77
Sum of Logs	-38.35	360.87	338.83	1,555.57	1,493.21	116.31
Mean of Logs	-0.19	1.78	1.67	7.66	7.36	1.02
Log Variance	0.20	2.73	3.38	6.06	6.04	0.00
Log Estimate of Mean	0.92	23.20	28.80	43,975.38	32,049.13	2.78

Table 34 - Bai Dat: Ore Zone 1m Composited Drillhole Sample Statistics

The Au data shown statistically above is also shown in graphical form below. Figure 32 - Bai Dat: Histogram of Au Orezone Composites to Figure 34 - Bai Dat: Cumulative Log Histogram of Au Orezone Composites below display the histogram, log histogram and cumulative log probability plots for composited Au samples, were plotted in Datamine.

Additionally, the histograms and cumulative log histograms are shown below for the other elements – Ag, Pb and Zn. Figure 35 - Bai Dat: Histogram of Ag Orezone Composites to Figure 37 - Bai Dat: Histogram of Zn Orezone Composites displays the histogram for Ag, Pb and Zn. Figure 38 - Bai Dat: Cumulative Log Histogram of Ag Orezone Composites to Figure 40 - Bai Dat: Cumulative Log Histogram of Zn Orezone Composites displays the cumulative log histogram for Ag, Pb and Zn.

Samples within the orezone were composited to full orezone width, resulting in 70 composites. There were 56 composites in the main orezone and 14 composites in the orezone splays. Table 35 - Bai Dat: Ore Zone Full Width Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Bai Dat.

	Sample
Drillhole Field	Length	Au	Ag	Pb	Zn	Density

Number of Records	70	70	70	70	70	70
Number of Samples	70	70	70	70	70	40
Missing Values	0	0	0	0	0	30
Minimum Value	0.12	0.03	0.15	20.63	35	2.59
Maximum Value	9	60.53	134.23	140680.349	93032.38	3.12
Range	8.88	60.50	134.08	140659.716	92997.38	0.53
Mean	2.58	13.00	20.49	14,912.73	12,286.01	2.76
Variance	4.22	180.90	846.88	6.69E+08	3.84E+08	0.01
Standard Deviation	2.05	13.45	29.10	25,860.93	19,607.72	0.10
Standard Error	0.25	1.61	3.48	3,090.97	2,343.57	0.02
Skewness	1.42	1.35	2.03	2.83	2.13	1.52
Kurtosis	1.72	1.46	3.74	8.47	4.09	3.42
Geometric Mean	1.83	5.88	6.50	2,761.68	2,321.95	2.76
Sum of Logs	42.22	124.06	131.02	554.65	542.51	40.65
Mean of Logs	0.60	1.77	1.87	7.92	7.75	1.02
Log Variance	0.86	2.48	3.09	5.42	4.85	0.00
Log Estimate of Mean	2.81	20.38	30.48	41,599.38	26,261.92	2.76

Table 35 - Bai Dat: Ore Zone Full Width Composited Drillhole Sample Statistics

The gram-metre values were calculated for the full width composites. The Au gram/tonne, Au gram-metre, orezone width, and density values for the full width composites were contoured to discern any spatial trends or relationships between these values. The contouring was applied to the main orezone only and does not include any of the splays. The contour plots are shown below in Figure 41 - Bai Dat: Full Width Composite Au Gram/Tonne Contour Plot to Figure 44 - Bai Dat: Full Width Composite Density Contour Plot. Figure 45 - Bai Dat: Comparison of Previous Contour Plots displays these contour plots side-by-side for comparative purposes.

A north-west trend can be seen in the above contour plots. Further investigation may be required to determine what these trends signify. Are these trends ore shoots, are they related to any structural features, etc.

Additionally, contour plots were developed for the other elements, namely Ag, Pb and Zn. These contour plots are shown in Figure 46 - Bai Dat: Full Width Composite Ag Gram per Tonne Contour Plot to Figure 48 - Bai Dat: Full Length Composite Zn ppm Contour Plot. Figure 49 - Bai Dat: Comparative Contour Plots for Au, Ag, Pb & Zn provides a comparative distribution of the element grades for Au, Ag, Pb and Zn.

All elements (Au, Ag, Pb & Zn) are present, and in high concentrations in the shallow part of the orezone (bottom right corner). The gold (Au) is also distributed throughout the central area in what would appear to be northwest trends. However, silver (Ag), lead (Pb) and zinc (Zn) are not present in appreciable values other than isolated spots. Silver (Ag) and lead (Pb) concentrations pick up in the down dip part of the orezone (top left).

A quantile analysis was run for Au at ten primary percentiles (10% ranges) with twenty secondary percentiles (0.5% ranges) for the last primary percentile. Table 36 - Bai Dat: Quantile Analysis of Au Drillhole Composites displays the primary and secondary percentiles; the mean, minimum and maximum grades; and the metal content and percentage per range.

Percent	Percent	Number	Mean	Minimum	Minimum	Metal	Metal
From	To	of				Content	Percent
		Samples
0	10	20	0.33	0.03	0.61	6.58	0.20
10	20	20	1.08	0.63	1.50	21.68	0.66
20	30	20	1.93	1.50	2.57	38.61	1.17
30	40	21	3.34	2.58	4.15	70.04	2.12
40	50	20	5.54	4.22	6.82	110.87	3.36
50	60	20	8.53	6.85	11.34	170.58	5.17
60	70	21	13.63	11.40	15.24	286.28	8.68
70	80	20	21.66	16.15	25.33	433.15	13.13
80	90	20	32.78	25.86	43.66	655.55	19.88
90	100	21	71.64	46.60	166.78	1,504.46	45.62
90	90.5	1	46.60	46.60	46.60	46.60	1.41
90.5	91	1	48.98	48.98	48.98	48.98	1.49
91	91.5	1	50.14	50.14	50.14	50.14	1.52
91.5	92	1	50.14	50.14	50.14	50.14	1.52
92	92.5	1	52.79	52.79	52.79	52.79	1.60
92.5	93	1	53.07	53.07	53.07	53.07	1.61
93	93.5	1	54.01	54.01	54.01	54.01	1.64
93.5	94	1	55.41	55.41	55.41	55.41	1.68
94	94.5	1	57.10	57.10	57.10	57.10	1.73
94.5	95	1	57.14	57.14	57.14	57.14	1.73
95	95.5	1	58.27	58.27	58.27	58.27	1.77
95.5	96	1	60.57	60.57	60.57	60.57	1.84
96	96.5	1	62.67	62.67	62.67	62.67	1.90
96.5	97	1	62.79	62.79	62.79	62.79	1.90
97	97.5	1	65.44	65.44	65.44	65.44	1.98
97.5	98	1	73.20	73.20	73.20	73.20	2.22
98	98.5	1	91.20	91.20	91.20	91.20	2.77
98.5	99	1	107.74	107.74	107.74	107.74	3.27
99	99.5	1	109.28	109.28	109.28	109.28	3.31
99.5	100	2	143.96	121.13	166.78	287.92	8.73
0	100	203	16.25	0.03	166.78	3,297.81	100.00

Table 36 - Bai Dat: Quantile Analysis of Au Drillhole Composites

Looking at the primary percentiles, it can be seen that approx. 45% of the metal percentage can be found in the top 10% range (top 21 samples), and that there is a significant jump in the mean grade and metal content from the previous range. Closer inspection of the secondary percentiles indicates that the Au metal content changes abruptly between the 98-98.5 percentile as well as between the 98.5-99%. The Au metal percent makes a large jump at the 99.5 percentile (2 samples), and contains nearly 9% of the Au.

Reviewing the histograms, cumulative log histograms and the quantile analysis suggests that a top cut in the range of 75 to 120 grams/tonne should be applied to the samples to remove any effect of the high grade samples in the estimation process. Therefore, a top cut of 100 grams/tonne (98.5 percentile) is deemed a reasonable value to use.

Bivariate analysis was run on the composited orezone drillhole file, comparing Au, Ag, Pb, Zn and Density. The Pb and Zn values were converted to percent from ppm for legible printing of the results. The full bivariate analysis results are listed in Table 37 - Bai Dat: Results of Bivariate Analysis of Orezone Drill Composites below.

		Correlation Matrix
	Au	Ag	Pb	Zn	Density
Au	1.0000
Ag	0.4803	1.0000
Pb	0.3192	0.8548	1.0000
Zn	0.5557	0.6981	0.6133	1.0000
Density	0.2320	0.6038	0.7259	0.6597	1.0000
		Covariance Matrix
	Au	Ag	Pb	Zn	Density
Au	550.01
Ag	503.63	1999.34
Pb	27.71	141.47	13.70
Zn	41.35	99.03	7.20	10.07
Density	0.77	3.65	0.28	0.36	0.02
		F Ratio Matrix
	Au	Ag	Pb	Zn	Density
Au	1.00
Ag	3.64	1.00
Pb	40.15	145.95	1.00
Zn	54.64	198.63	1.36	1.00
Density	24535.63	89189.64	611.11	449.02	1.00
		Paired T Test
	Au	Ag	Pb	Zn	Density
Au	0.0000
Ag	2.3129	0.0000
Pb	9.2190	7.1805	0.0000
Zn	9.6020	7.0634	0.6371	0.0000
Density	7.9435	5.2132	5.7354	2.8187	0.0000
		Pooled T Test
	Au	Ag	Pb	Zn	Density
Au	0.0000
Ag	1.7944	0.0000
Pb	8.7325	6.6404	0.0000
Zn	8.8430	6.6898	0.3989	0.0000
Density	6.1120	4.7231	3.2196	4.2141	0.0000

Table 37 - Bai Dat: Results of Bivariate Analysis of Orezone Drill Composites

In conjunction with the bivariate analysis scatter plots were plotted to determine if there were any relationships between the elements Au, Ag, Pb, Zn and density. The scatter plots are shown side-by-side below in Figure 50 - Bai Dat: Scatter Plots of Au, Ag, Pb, Zn & Density for Drillhole Composites.

DATAMINE
Plot of AG (X) v PB (Y)
PB
AG
DATAMINE
Plot of AG (X) v ZN (Y)
ZN
AG
DATAMINE
Plot of AG (X) v DENSITY (Y)
DENSITY
AG
DATAMINE
Plot of PB (X) v ZN (Y)
ZN
PB
DATAMINE
Plot of PB (X) v DENSITY (Y)
DENSITY
PB
DATAMINE
Plot of ZN (X) v DENSITY (Y)
DENSITY
ZN

Reviewing the trends and correlation between the main element, most show a moderate correlation between silver (Ag), lead (Pb) and zinc (Zn) (i.e. >0.5) with silver-lead (Ag-Pb) showing a high correlation spatially as well as graphically/numerically. Gold (Au) and silver/lead (Ag/Pb) show poor correlation, with the correlation between gold/zinc (Au/Zn) slightly better. The correlation of Density with silver (Ag), lead (Pb) and zinc (Zn) is moderate with the gold/Density correlation poor.

Core recovery for Bai Dat averages 87.9% for all drillholes, with the recovery for the defined mineralised zone averaging 98.3%. The core recovery for the mineralised zone is very good and higher than the overall recovery. A lot of the core loss appears to be in the overlying marble and is probably due to karst cavities.

16.2.4	Previous Resource Estimates

The Bai Dat deposit has been the subject of three resource estimates. The following summary of historic resource estimate work completed prior to 2007, was extracted from Olympus-supplied technical documents. Some of these historic estimates were prepared pre-NI43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor made any attempt to classify them according to NI43-101 standards. Although some of the more resource estimates are purported to have been compiled in terms of the relevant AusIMM JORC Code at that point in time. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

•
Shywolup & Sirinawin in November 2002 calculated a resource estimate for Bai Dat. The reporting of the resource estimate followed the “Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code)” guidelines as set down by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC), September 1999. Global resource estimates were calculated over a range of top-cuts. All estimates are based on a 5 gram/tonne cut-off. Table 38 - Summary of Bai Dat Resources @ Various Cut-offs (November 2002) below summarizes the resource estimates calculated with a range of Au top-cuts.

RESOURCE CATEGORY	TONNES (t)	GRADE (g/t Au)	GRADE (g/t Ag)	GRADE (% Pb)	GRADE (% Zn)
(No Top Cut to Au Assays)
Measured	200,000	22.3	21.0	1.17	0.80
Indicated	29,000	13.2	12.6	0.97	0.42
TOTAL RESOURCE	229,000	21.1	20.0	1.15	0.75
(Top Cut 30g/t Au)
Measured	200,000	16.0	21.0	1.17	0.80
Indicated	29,000	12.0	12.6	0.97	0.42
TOTAL RESOURCE	229,000	15.5	20.0	1.15	0.75

(Top Cut 50g/t Au)
Measured	200,000	19.5	21.0	1.17	0.80
Indicated	29,000	13.1	12.6	0.97	0.42
TOTAL RESOURCE	229,000	18.7	20.0	1.15	0.75
(Top Cut 65g/t Au)
Measured	200,000	20.6	21.0	1.17	0.80
Indicated	29,000	13.2	12.6	0.97	0.42
TOTAL RESOURCE	229,000	19.6	20.0	1.15	0.75

Table 38 - Summary of Bai Dat Resources @ Various Cut-offs (November 2002)

•
Hellmann & Schofield Pty Limited (H&S) prepared a resource estimate for New Vietnam Mining Corporation in May 2003. The Au resource estimate was determined using Multiple Indicator Kriging, with Ordinary Kriging used for Pb, Zn, Ag and density. A cut-off grade of 4.5 grams/tonne was applied.

•
Watts, Griffis and McOuat (WGM) prepared a report for Olympus Pacific Minerals Inc. in January 2004. WGM reviewed and audited the H&S work and reclassified the resource in terms of CIM as required by NI43-101. The H&S reclassified resource estimate is displayed in Table 39 - Bai Dat: WGM Reclassified H&S Resource Estimate (January 2004) below.

Category	Tonnes (t)	Grade
		(g/t)
Measured	31,000	23.20
Indicated	134,000	18.50
Measured + Indicated	165,000	19.38
Inferred	115,000	15.30

Table 39 - Bai Dat: WGM Reclassified H&S Resource Estimate (January 2004)

16.2.5                     Modelling & Resource Estimate Parameters

Block models were generated in Gemcom for Bai Dat. The Bai Dat blocks axes were orientated at Y = 300º and X = 30º. The mineralized zone wireframes were filled with 2 metres x 2 metres x 0.5 metre model cells.

For Bai Dat, all the assays within the wireframe were used in the estimate. Gold, silver, lead and zinc were applied top cut values of 100 g/t Au, 130 g/t Ag, 150,000 ppm (15%) Pb and 140,000 ppm (14%) Zn respectively, based on generated log normal probability plots and quantile analysis tables. Gold has been treated as the primary product of thedeposit and no lower cut-off grade was applied to the silver, lead or zinc grade calculations as these elements lie within the wire frames as defined by the >1 g/t Au cut-off. Assays were composited to a nominal 1 metre or less where on zone boundaries.

Density measurements have been taken on a reasonably consistent basis and these have been interpolated using Inverse Distance to fill the ore zone block model. This allows the spatial differences in the density to be catered for. The average density from the density interpolation is 2.75 g/ cm3 for the whole Bai Dat ore zone.

Search ellipse orientation parameters are based on the average ore zone dip and dip direction orientation. The search ellipse is orientated at a dip of 30º at an azimuth (dip direction) of 300º. Grade interpolation was by the Inverse Distance Squared method.

The Bai Dat modelling and resource estimation parameters used in the grade interpolation are listed in Table 40 - Bai Dat: Resource Estimation Parameters below.

Parameter	Au	Ag	Pb	Zn
Upper Cut Value	100 g/t	130 g/t	150,000 ppm	140,000 ppm
Lower Cut Value	All assays in wf	All assays in wf	All assays in wf	All assays in wf
Measured:
Search Radius	35x35x5 m	35x35x5 m	35x35x5 m	35x35x5 m
Min Octants	4	4	4	4
Weighting	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.
Indicated:
Search Radius	70x70x10 m	70x70x10 m	70x70x10 m	70x70x10 m
Min Octants	4	4	4	4
Weighting	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.
Inferred:
Search Radius	140x140x20 m	140x140x20 m	140x140x20 m	140x140x20 m
Min Octants	2	2	2	2
Weighting	4 – 32 data pts.	4 – 32 data pts.	4 – 32 data pts.	4 – 32 data pts.

Table 40 - Bai Dat: Resource Estimation Parameters

The positions of the shallow artisanal workings, which can be found at Bai Dat, were surveyed. Their depths and a conservative zone of influence was modelled and wireframed. The modelled resource was then evaluated within these wireframes and the tonnage and grade was subtracted from the resource estimate. All estimates tabulated, both Olympus and Terra Mining Consultants/Stevens & Associates, are exclusive of artisanal workings tonnes and grade.

16.2.6                     Comparative Estimates

Using Datamine software, Terra Mining Consultants/Stevens & Associates prepared a block model generated using the imported wireframe surfaces output from Gemcom. The block parameters used differed slightly from Gemcom due mainly to software differences. The differences are tabulated below:

Parameter	Olympus	Terra Mining/ Stevens & Assoc.
Parent Block Size	2m x 2m x 0.5m	4m x 4m x 4m
Block Splitting	No splitting	Sub-Cell splitting (3x in X & Y and min Z)
Sub-Cell Block Size (minimum)	N/A	0.5m x 0.5m x 0.004 m

Table 41 - Bai Dat: Software Modelling Differences

The same grade interpolation parameters used by Olympus were used by Terra Mining Consultants/Stevens & Associates, and primarily they are the same as those listed above in the previous section. As part of the comparative assessment the interpolation was done using two methods, namely Inverse Distance Squared (IPD) and a 3D polygonal ‘Nearest Neighbour’ method (NN). The Nearest Neighbour method was run as a comparative check of the Inverse Distance method.

The results of the comparative assessment (Olympus vs. Terra Mining Consultants/Stevens & Associates), for Bai Dat, are shown in Table 42 - Bai Dat: Comparative Gold Resource Assessment to Table 45 - Bai Dat: Comparative Zinc Resource Assessment below, along with some comparative statistics between the two resource estimates.

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Au	Tonnes	Au	Tonnes	Au
	(t)	(g/t)	(t)	(g/t)	(%)	(%)
Measured	63,190	18.68	62,680	17.95	-0.8%	-4.1%
Indicated	184,680	15.12	187,170	15.98	1.3%	5.4%
Measured+Indicated	247,870	16.03	249,850	16.47	0.8%	2.7%
Inferred	143,000	9.97	151,400	9.13	5.5%	-9.2%

Table 42 - Bai Dat: Comparative Gold Resource Assessment

Preliminary Assessment of Phuoc Son Gold Project

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Ag	Tonnes	Ag	Tonnes	Ag
	(t)	(g/t)	(t)	(g/t)	(%)	(%)
Measured	63,190	21.65	62,680	19.44	-0.8%	-11.4%
Indicated	184,680	17.34	187,170	17.70	1.3%	2.0%
Measured+Indicated	247,870	18.44	249,850	18.13	0.8%	-1.7%
Inferred	143,000	11.01	151,400	11.50	5.5%	4.2%

Table 43 - Bai Dat: Comparative Silver Resource Assessment

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Pb	Tonnes	Pb	Tonnes	Pb
	(t)	(%)	(t)	(%)	(%)	(%)
Measured	63,190	1.73	62,680	1.59	-0.8%	-9.1%
Indicated	184,680	1.13	187,170	1.16	1.3%	3.0%
Measured+Indicated	247,870	1.28	249,850	1.27	0.8%	-1.0%
Inferred	143,000	0.75	151,400	0.81	5.5%	6.4%

Table 44 - Bai Dat: Comparative Lead Resource Assessment

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Zn	Tonnes	Zn	Tonnes	Zn
	(t)	(%)	(t)	(%)	(%)	(%)
Measured	63,190	1.66	62,680	1.54	-0.8%	-8.3%
Indicated	184,680	1.08	187,170	1.17	1.3%	7.9%
Measured+Indicated	247,870	1.23	249,850	1.26	0.8%	2.8%
Inferred	143,000	0.84	151,400	0.83	5.5%	-2.1%

Table 45 - Bai Dat: Comparative Zinc Resource Assessment

Additionally, Terra Mining Consultants/Stevens & Associates interpolated the Gold (Au) at a variety of top cuts as well as an uncut Au run. In all these cases the other elements (Ag, Pb & Zn) were left uncut. Table 46 - Bai Dat: Effect on Grade of Au Top Cuts below shows the differences in the resource estimation for each of the top cuts – 75 g/t, 100 g/t, 120 g/t and no cut. Table 47 - Bai Dat: Comparison of Cut & Uncut Grades for Au, Ag, Pb & Zn displays a comparison between resource estimation results for the uncut Au, Ag, Pb and Zn and the cut Au (100 g/t), Ag (130 g/t), Pb (15%) and Zn (14%).

	No Cut	120 g/t	100 g/t	75 g/t
Category	Au	Au	Au	Au
	(g/t)	(g/t)	(g/t)	(g/t)
Measured	18.87	18.37	17.95	17.37
Indicated	16.13	16.11	15.98	15.62
Measured+Indicated	16.81	16.67	16.47	16.06
Inferred	9.18	9.17	9.13	8.84

Table 46 - Bai Dat: Effect on Grade of Au Top Cuts

	No Top Cut
Category	Tonnes	Au	Ag	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Measured	62,680	18.87	22.75	1.71	1.56
Indicated	187,170	16.13	19.71	1.24	1.21
Measured+Indicated	249,850	16.81	20.47	1.36	1.30
Inferred	151,400	9.18	12.23	0.84	0.89
100g/t Au, 130g/t Ag, 15% Pb & 14% Zn Top Cut
Measured	62,680	17.95	19.44	1.59	1.54
Indicated	187,170	15.98	17.70	1.16	1.17
Measured+Indicated	249,850	16.47	18.13	1.27	1.26
Inferred	151,400	9.13	11.50	0.81	0.83

Comparing the gold grades in Table 46 - Bai Dat: Effect on Grade of Au Top Cuts there is only a 4.5% difference in the Measured & Indicated grade between the uncut and the 75 g/t cut (3.7% difference for the Inferred). This is a small drop in grade for a significant top cut.

In a comparison of the two interpolation methods run by Terra Mining Consultants/Stevens & Associates, i.e. Inverse Distance Squared (IPD) and Nearest Neighbour (NN), the following results were obtained. For Bai Dat, using the 100 g/t top cut option, the IPD Au grade was 16.45 g/t (Measured & Indicated) and the comparative NN grade was 15.54 g/t (Measured & Indicated), which relates to a 5.5 % difference. Considering the differences in the interpolation methods this is an acceptable difference.

The Olympus resource estimate for Bai Dat compares well with the Terra Mining Consultants/Stevens & Associates resource estimate and the minor differences probably reflect the differing software, and some minor differences in the block modelling and interpolation techniques/application.

16.3                         Bai Go

16.3.1                      General

The audit and document review conducted by Terra Mining Consultants/Stevens & Associates included:

•	Review of the Hellmann & Schofield May 2003 report “Resource Estimates for the Phuoc Son Gold Project – Bai Dat and Bai Go Prospects”;

•	Review of the W. Shywolup & T. Sirinawin November 2002 “0Resource Estimate, Bai Dat Gold Deposit, Phuoc Son Project, Quang Nam Province, Vietnam for New Vietnam Mining Corporation”;

•	Review of the Watts, Griffis and McOuat January 2004 report “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.”;

•	Review of the Micon International Ltd June 2005 report “Technical Report: Preliminary Assessment of the Dak Sa Project, Phuoc Son Gold Property, Vietnam ”;

•
Review and validation of the resource database created by Olympus personnel from data originally compiled using MapInfo Discover software and used in Gemcom to define the resource and calculate the resource estimate. The resource database included drillhole data, geology and resource sections, wireframes/triangulations and block models;

•	Check of the resource zone(s) envelope interpretation against geological coding and assay grades in the drillholes;

•	Importing of drillhole and wireframe files using Datamine software and validating them;

•	Checking and validation of the interpretation and resource interpolation parameters used;

•	Cross-checking the block model generation and grade interpolation using Datamine software;

•	Verification of the reporting of the resources.

All data used for this audit were supplied by Olympus and Terra Mining Consultants/Stevens & Associates did not generate any new interpretations. We have assumed the data supplied to us to be correct and have accepted it for the purpose of this report. The only data generated by Terra Mining Consultants/Stevens & Associates wascomparative block model generation and grade interpolation as a cross-check of the work and results defined by Olympus.

16.3.2                      Data Review & Validation

The Phuoc Son project database of sections, wireframes and block models were exported from Gemcom by Olympus personnel and supplied in a suitable data exchange format (ASCII, Excel spreadsheet or DXF/DWG format) for importation into Datamine software.

A description of the full drillhole database review and validation is discussed in the Bai Dat section of this Chapter. The Bai Go part only is discussed below.

The Bai Go drillholes were extracted using the AREA code (“Bai Go Deposit” and Bai Go North”) in the database. Drillholes were checked visually in 3D and in the drill survey log for significant or excessive downhole deviations. Deviations are of the order of a few metres over drillhole depths of hundreds of metres. Overall no significant or excessive downhole deviations were identified. Magnetic declination is 0º 36’ on the government map and due to the minor difference is ignored in downhole surveys. Pyrrhotite is present in minor quantities in some samples, but has been tested and is non-magnetic and therefore has a negligible effect on any downhole surveys.

Visual checking of the drillhole collars with the topography surface indicates that there are some differences between the drillhole survey and the topography. These differences are minor and due to local height variations on the ground not defined by the topography contour resolution.

The wireframes/triangulations defining the ore zones, as supplied by Olympus, were checked for crossovers and holes, etc. No duplicate faces, empty faces, open edges, intersections or shared edges were found in any of the wireframes/triangulations. Section lines used to build the wireframe/triangulation were also checked to ensure that they are snapped correctly to the drillholes. All sections reviewed were snapped appropriately to the appropriate drillhole interval.

Olympus derived the mineralized zones as follows:

o	Drillhole sections were created using MapInfo Discover software, and interpreted faults and dykes, main geological and mineralized zone grade boundaries (≥1 gram/tonne Au lower cut-off) were drawn.

o
The grade boundaries were correlated from section to section on a geological basis using the geological boundaries as a guideline. A number of mineralized zones were interpreted with the main mineralisation within the quartz zone. Some mineralisation may occur in the surrounding serpentinite and meta-basite, and grade boundaries are modified to incorporate these minor occurrences as required.

o	In the absence of zone continuity, extrapolations were made in between drill sections and outwards.

o	Sections are exported to GEMS, tidied up and wireframed/triangulated to define the Bai Go Ore Zone.

16.3.3                      Statistical Analysis of Data

The Bai Go area consisted of 107 drillhole collar entries, of which 89 are within the defined ore zone. Drillhole depths varied from 60.00 metres to 507.00 metres for all drillholes in the Bai Go area. A total of 23,569.47 metres of drilling was conducted at Bai Go, of which 19,838.14 metres of drilling was within the ore zone, as at the database date. The average ore zone thickness is 2.65 metres and ranges from 0.13 to 20.45 metres.

A total of 616 assays and 384 density samples fall within the mineralized zone at Bai Go. Statistics were calculated in Datamine for the main assay fields, along with density and sample length fields in the drillhole database within the defined mineralized zones. Table 48 - Bai Go: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples.

	Sample
Drillhole Field	Length	Au	Ag	Pb	Zn	Density

Number of Records	616	616	616	616	616	384
Number of Samples	616	616	616	616	616	384
Missing Values	0	0	0	0	0	0
Minimum Value	0.02	0.01	0.05	1.5	0.5	2.21
Maximum Value	3.25	268	254	226000	62847	5.23
Range	3.23	267.99	253.95	225998.5	62846.5	3.02
Mean	0.84	7.74	9.29	7,456.38	723.91	2.86
Variance	0.14	469.15	765.92	4.93E+08	1.18E+07	0.08
Standard Deviation	0.37	21.66	27.68	22,200.66	3,430.09	0.28
Standard Error	0.01	0.87	1.12	894.49	138.20	0.01
Skewness	0.45	7.50	4.85	4.31	11.84	3.93
Kurtosis	2.14	70.45	27.72	23.27	185.05	22.10
Geometric Mean	0.74	1.89	1.27	316.11	86.17	2.85
Sum of Logs	-182.17	392.94	146.79	3,545.75	2,745.09	402.27
Mean of Logs	-0.30	0.64	0.24	5.76	4.46	1.05
Log Variance	0.32	3.03	3.13	6.48	2.76	0.01
Log Estimate of Mean	0.87	8.63	6.08	8,081.13	342.37	2.86
Table 48 - Bai Go: Ore Zone Drillhole Sample Statistics

Table 48 - Bai Go: Ore Zone Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 597 composites. Table 49 - Bai Go: Ore Zone 1m Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Bai Go.

	Sample
Drillhole Field	Length	Au	Ag	Pb	Zn	Density

Number of Records	597	597	597	597	597	597
Number of Samples	597	597	597	597	597	260
Missing Values	0	0	0	0	0	337
Minimum Value	0.12	0.01	0.15	1.5	0.5	2.45
Maximum Value	1	184.777	237	124486.55	62847	4.11
Range	0.88	184.767	236.85	124485.05	62846.5	1.66
Mean	0.88	6.50	8.63	6,722.45	699.83	2.84
Variance	0.06	194.67	594.77	3.56E+08	1.05E+07	0.04
Standard Deviation	0.24	13.95	24.39	18,870.82	3,244.59	0.19
Standard Error	0.01	0.57	1.00	772.33	132.79	0.01
Skewness	-1.76	6.23	4.71	3.89	13.32	2.70
Kurtosis	1.74	56.46	26.42	15.96	231.34	12.24
Geometric Mean	0.82	2.29	1.36	361.41	92.50	2.83
Sum of Logs	-117.61	493.45	183.52	3,516.33	2,702.75	270.46
Mean of Logs	-0.20	0.83	0.31	5.89	4.53	1.04
Log Variance	0.18	2.19	2.97	6.20	2.73	0.00
Log Estimate of Mean	0.90	6.83	6.01	8,042.17	363.00	2.84

Table 49 - Bai Go: Ore Zone 1m Composited Drillhole Sample Statistics

The Au data shown statistically above is also shown in graphical form below. Figure 51 - Bai Go: Histogram of Au Orezone Composites to Figure 53 - Bai Go: Cumulative Log Histogram of Au Orezone Composites below display the histogram, log histogram and cumulative log probability plots for composited Au samples, were plotted in Datamine.

Additionally, the histograms and cumulative log histograms are shown below for the other elements – Ag, Pb and Zn. Figure 54 - Bai Go: Histogram of Ag Orezone Composites to Figure 56 - Bai Go: Histogram of Zn Orezone Composites displays the histogram for Ag, Pb and Zn. Figure 57 - Bai Go: Cumulative Log Histogram of Ag Orezone Composites to Figure 59 - Bai Go: Cumulative Log Histogram of Zn Orezone Composites displays the cumulative log histogram for Ag, Pb and Zn.

Samples within the orezone were composited to full orezone width, resulting in 201 composites. Table 50 - Bai Go: Ore Zone Full Width Composited Drillhole Sample Statistics lists the statistics for the full composited drillholes for Bai Go.

	Sample
Drillhole Field	Length	Au	Ag	Pb		Zn		Density

Number of Records	201	201	201	201		201		201
Number of Samples	201	201	201	201		201		85
Missing Values	0	0	0	0		0		116
Minimum Value	0.13	0.01	0.15	1.50		3		2.58
Maximum Value	20.45	101.90	118.75	107680.522		16137.44		3.34
Range	20.32	101.89	118.60	107679.022		16134.44		0.76
Mean	2.65	5.87	6.36	5,278.76		531.14		2.83
Variance	11.94	88.89	206.36	1.79E	+08	2.28E	+06	0.02
Standard Deviation	3.45	9.43	14.37	13,384.43		1,508.72		0.13
Standard Error	0.24	0.67	1.01	944.07		106.42		0.01
Skewness	2.99	5.94	4.32	4.38		6.62		1.50
Kurtosis	9.89	52.26	23.17	23.28		57.71		3.49
Geometric Mean	1.57	3.02	1.58	480.67		108.52		2.83
Sum of Logs	91.23	222.48	91.83	1,241.21		942.08		88.29
Mean of Logs	0.45	1.11	0.46	6.18		4.69		1.04
Log Variance	0.95	1.51	2.53	5.85		2.66		0.00
Log Estimate of Mean	2.54	6.44	5.58	8,949.26		409.41		2.83

Table 50 - Bai Go: Ore Zone Full Width Composited Drillhole Sample Statistics

Unlike Bai Dat the data was not contoured as there were multiple stacked orezones and a planar contour plot would not have yielded any meaningful results.

A quantile analysis was run for Au at ten primary percentiles (10% ranges) with twenty secondary percentiles (0.5% ranges) for the last primary percentile. Table 51 - Bai Go: Quantile Analysis of Au Drillhole Composites displays the primary and secondary percentiles; the mean, minimum and maximum grades; and the metal content and percentage per range.

		Number
Percent	Percent	of	Mean	Minimum	Minimum	Metal	Metal
From	To	Samples				Content	Percent
0	10	59	0.22	0.01	0.39	13.01	0.33
10	20	60	0.63	0.43	0.84	37.67	0.97
20	30	60	1.03	0.85	1.15	61.57	1.59
30	40	59	1.33	1.17	1.56	78.53	2.02
40	50	60	1.77	1.58	2.00	106.00	2.73
50	60	60	2.31	2.01	2.78	138.58	3.57
60	70	59	3.66	2.79	4.59	216.02	5.56
70	80	60	5.81	4.61	7.76	348.73	8.98
80	90	60	11.34	7.84	15.73	680.45	17.52
90	100	60	36.71	16.20	184.78	2,202.49	56.72
90	90.5	3	16.37	16.20	16.52	49.12	1.27
90.5	91	3	16.95	16.87	17.02	50.84	1.31
91	91.5	3	17.67	17.02	18.46	53.02	1.37
91.5	92	3	19.02	18.75	19.19	57.05	1.47
92	92.5	3	19.55	19.35	19.72	58.66	1.51
92.5	93	3	20.57	20.01	21.40	61.71	1.59
93	93.5	3	21.89	21.80	22.06	65.68	1.69
93.5	94	3	22.82	22.61	23.00	68.46	1.76
94	94.5	3	24.24	23.86	24.60	72.71	1.87
94.5	95	3	25.20	24.84	25.47	75.59	1.95
95	95.5	3	26.38	25.91	26.62	79.13	2.04
95.5	96	3	28.99	28.40	29.40	86.97	2.24
96	96.5	3	31.20	29.94	33.55	93.60	2.41
96.5	97	3	34.38	33.60	35.49	103.15	2.66
97	97.5	3	39.37	38.80	39.92	118.11	3.04
97.5	98	3	42.43	40.58	43.52	127.29	3.28
98	98.5	3	50.57	47.60	54.79	151.70	3.91
98.5	99	3	61.10	56.56	69.67	183.30	4.72
99	99.5	3	87.74	83.79	93.24	263.23	6.78
99.5	100	3	127.73	98.92	184.78	383.18	9.87
0	100	597	6.50	0.01	184.78	3,883.05	100.00

Table 51 - Bai Go: Quantile Analysis of Au Drillhole Composites

Looking at the primary percentiles, it can be seen that approx. 57% of the metal percentage can be found in the to 10% range (top 60 samples), and that there is a significant jump in the mean grade and metal content from the previous range. Closer inspection of the secondary percentiles indicates that the Au metal content changes abruptly between the 98.5-99 percentile as well as between the 99-99.5%. The Au metal percent makes a large jump at the 99.5 percentile (3 samples), and contains nearly 10% of the Au.

Reviewing the histograms, cumulative log histograms and the quantile analysis suggests that a top cut in the range of 70 to 90 grams/tonne should be applied to the samples to remove any effect of the high grade samples in the estimation process.

Therefore, a top cut of 80 grams/tonne (98.5-99 percentile) is a reasonable value to use. Bivariate analysis was run on the composited orezone drillhole file, comparing Au, Ag, Pb, Zn and Density. The Pb and Zn values were converted to percent from ppm for legible printing of the results. The full bivariate analysis results are listed in Table 52 - Bai Go: Results of Bivariate Analysis of Orezone Drill Composites below.

		Correlation Matrix
	Au	Ag	Pb	Zn	Density
Au	1.0000
Ag	0.3717	1.0000
Pb	0.3272	0.9065	1.0000
Zn	0.1206	0.3504	0.2750	1.0000
Density	0.0800	0.4840	0.4585	0.0793	1.0000
		Covariance Matrix
	Au	Ag	Pb	Zn	Density
Au	195.00
Ag	126.68	595.77
Pb	8.63	41.79	3.57
Zn	0.55	2.78	0.17	0.11
Density	0.28	2.89	0.20	0.01	0.04
		F Ratio Matrix
	Au	Ag	Pb	Zn	Density
Au	1.00
Ag	3.06	1.00
Pb	54.67	167.02	1.00
Zn	1849.23	5649.76	33.83	1.00
Density	5357.77	16369.05	98.01	2.90	1.00
		Paired T Test
	Au	Ag	Pb	Zn	Density
Au	0.0000
Ag	2.2427	0.0000
Pb	10.5827	8.5639	0.0000
Zn	11.2869	8.6105	8.0578	0.0000
Density	5.6903	5.2391	13.7015	90.1855	0.0000
		Pooled T Test
	Au	Ag	Pb	Zn	Density
Au	0.0000
Ag	1.8473	0.0000
Pb	10.1039	7.9377	0.0000
Zn	11.2457	8.5631	7.6723	0.0000
Density	4.2311	3.8247	18.4075	127.8919	0.0000

Table 52 - Bai Go: Results of Bivariate Analysis of Orezone Drill Composites

In conjunction with the bivariate analysis scatter plots were plotted to determine if there were any relationships between the elements Au, Ag, Pb, Zn and density. The scatter plots are shown side-by-side below in figure 60 - Bai Go: Scatter Plots of Au, Ag, Pb, Zn & Density for Drillhole Composites.

DATAMINE
Plot of AU (X) v AG (Y)
AG
AU

DATAMINE
Plot of AU (X) v PB (Y)
PB
AU

DATAMINE
Plot of AU (X) v ZN (Y)
ZN
AU

DATAMINE
Plot of AU (X) v DENSITY (Y)
DENSITY
AU

DATAMINE
Plot of AG (X) v PB (Y)
PB
AG

DATAMINE
Plot of AG (X) v ZN (Y)
ZN
AG

Reviewing the trends and correlation between the main elements, most show a poor correlation between silver (Ag), lead (Pb) and zinc (Zn) (i.e. <0.5) with silver-lead (Ag-Pb) showing a high correlation spatially as well as graphically/numerically (better correlation than Bai Dat). Gold (Au) and silver/lead/zinc (Ag/Pb) show poor correlation. The correlation of Density with gold (Au), silver (Ag), lead (Pb) and zinc (Zn) is poor.

16.3.4              Previous Resource Estimates

The Bai Go deposit has been the subject of three resource estimates. The following summary of historic resource estimate work completed prior to 2007, was extracted from Olympus-supplied technical documents. Some of these historic estimates were prepared pre-NI43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor made any attempt to classify them according to NI43-101 standards. Although some of the more resource estimates are purported to have been compiled in terms of the relevant AusIMM JORC Code at that point in time. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

o
Shywolup & Sirinawin in November 2002 calculated a resource estimate for Bai Go. The reporting of the resource estimate followed the “Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code)” guidelines as set down by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC), September 1999. Global resource estimates were calculated over a range of top-cuts. All estimates are based on a 5 gram/tonne cut-off. Table 53 - Summary of Bai Go Resources @ Various Cut-offs (November 2002) below summarizes the resource estimates calculated with a range of Au top-cuts.

RESOURCE	TONNES	GRADE	GRADE	GRADE	GRADE
CATEGORY	(t)	(g/t Au)	(g/t Ag)	(% Pb)	(% Zn)
	.....(No Top Cut to Au Assays).....
Measured	105,800	18.9	25.4	2.17	0.11
Indicated	27,700	19.9	34.9	3.09	0.13
TOTAL RESOURCE	133,500	19.1	27.4	2.36	0.11
	......(Top Cut 15g/t Au).....
Measured	105,800	9.73	25.4	2.17	0.11
Indicated	27,700	10.5	34.9	3.09	0.13
TOTAL RESOURCE	133,500	9.82	27.4	2.36	0.11
	.....(Top Cut 35g/t Au).....
Measured	105,800	14.1	25.4	2.17	0.11
Indicated	27,700	16.1	34.9	3.09	0.13
TOTAL RESOURCE	133,500	14.5	27.4	2.36	0.11
	.....(Top Cut 50g/t Au).....
Measured	105,800	15.9	25.4	2.17	0.11
Indicated	27,700	18.0	34.9	3.09	0.13
TOTAL RESOURCE	133,500	16.3	27.4	2.36	0.11

Table 53 - Summary of Bai Go Resources @ Various Cut-offs (November 2002)

•
Hellmann & Schofield Pty Limited (H&S) prepared a resource estimate for New Vietnam Mining Corporation in May 2003. The Au resource estimate was determined using Multiple Indicator Kriging, with Ordinary Kriging used for Pb, Zn, Ag and density. A cut-off grade of 4.5 grams/tonne was applied.

o
Watts, Griffis and McOuat (WGM) prepared a report for Olympus Pacific Minerals Inc. in January 2004. WGM reviewed and audited the H&S work and reclassified the resource in terms of CIM as required by NI43-101. The H&S reclassified resource estimate is displayed in Table 54 - Bai Go: WGM Reclassified H&S Resource Estimate (January 2004) below.

Category	Tonnes	Grade
	(t)	(g/t)
Measured	53,000	10.90
Indicated	100,000	7.80
Measured + Indicated	153,000	8.87
Inferred	73,000	7.10

Table 54 - Bai Go: WGM Reclassified H&S Resource Estimate (January 2004)

16.3.5                      Modelling & Resource Estimate Parameters

Block models were generated in Gemcom for Bai Go. The Bai Go blocks axes were orientated orthogonally. The mineralized zone wireframes were filled with 4 metres x 4 metres x 1 metre model cells.

For Bai Go, all the assays within the wireframe were used in the estimate. Gold, silver, lead and zinc were applied top cut values of 80 g/t Au, 130 g/t Ag, 120,000 ppm (12%) Pb and 13,500 ppm (1.35%) Zn respectively, based on generated log normal probability plots and quantile analysis tables. Gold has been treated as the primary product of the deposit and no lower cut-off grade was applied to the silver, lead or zinc grade calculations as these elements lie within the wire frames as defined by the >1 g/t Au cut-off. Assays were composited to a nominal 1 metre or less where on zone boundaries.

Density measurements have been taken on a reasonably consistent basis and these have been interpolated using Inverse Distance to fill the ore zone block model. This allows the spatial differences in the density to be catered for. The average density from the density interpolation is 2.8326 g/ cm3 for the whole Bai Go ore zone. Where density values were not interpolated in the model, i.e. outwith the search radius, this density value was applied.

Search ellipse orientation parameters are based on the average ore zone dip and dip direction orientation. The search ellipse is orientated at a dip of 33º at an azimuth (dip direction) of 260º. Grade interpolation was by the Inverse Distance Squared method.

The Bai Go modelling and resource estimation parameters used in the grade interpolation are listed in Table 55 - Bai Go: Resource Estimation Parameters below.

Parameter	Au	Ag	Pb	Zn
Upper Cut Value	80 g/t	130 g/t	120,000 ppm	13,500 ppm
Lower Cut Value	All assays in wf	All assays in wf	All assays in wf	All assays in wf
Measured:
Search Radius	35x35x5 m	35x35x5 m	35x35x5 m	35x35x5 m
Min Octants	4	4	4	4
Weighting	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.
Indicated:
Search Radius	70x70x10 m	70x70x10 m	70x70x10 m	70x70x10 m
Min Octants	4	4	4	4
Weighting	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.
Inferred:
Search Radius	140x140x20 m	140x140x20 m	140x140x20 m	140x140x20 m
Min Octants	2	2	2	2
Weighting	4 – 32 data pts.	4 – 32 data pts.	4 – 32 data pts.	4 – 32 data pts.

Table 55 - Bai Go: Resource Estimation Parameters

The dyke present in the southern portion of the orezone has been modelled and wireframed. The modelled resource was then evaluated within this dyke wireframe and the tonnage and grade was subtracted from the resource estimate. All estimates tabulated, both Olympus and Terra Mining Consultants/Stevens & Associates, are exclusive of dyke zone.

16.3.6                      Comparative Estimates

Using Datamine software, Terra Mining Consultants/Stevens & Associates prepared a block model generated using the imported wireframe surfaces output from Gemcom. The block parameters used differed slightly from Gemcom due mainly to software differences. The differences are tabulated below:

Parameter	Olympus	Terra Mining/ Stevens & Assoc.
Parent Block Size	4m x 4m x 1m	4m x 4m x 4m
Block Splitting	No splitting	Sub-Cell splitting (3x in X & Y and min Z)
Sub-Cell Block Size (minimum)	N/A	0.5m x 0.5m x 0.004 m

Table 56 - Bai Go: Software Modelling Differences

The same grade interpolation parameters used by Olympus were used by Terra Mining Consultants/Stevens & Associates, and primarily they are the same as those listed above in the previous section. As part of the comparative assessment the interpolation was done using two methods, namely Inverse Distance Squared (IPD) and a 3D polygonal ‘Nearest Neighbour’ method (NN). The Nearest Neighbour method was run as a comparative check of the Inverse Distance method.

The results of the comparative assessment (Olympus vs. Terra Mining Consultants/Stevens & Associates), for Bai Go, are shown in Table 57 - Bai Go: Comparative Gold Resource Assessment to Table 60 - Bai Go: Comparative Zinc Resource Assessment below, along with some comparative statistics between the two resource estimates.

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Au	Tonnes	Au	Tonnes	Au
	(t)	(g/t)	(t)	(g/t)	(%)	(%)
Measured	94,260	9.29	95,200	8.81	1.0%	-5.4%
Indicated	258,130	6.68	259,160	6.35	0.4%	-5.2%
Measured+Indicated	352,390	7.37	354,360	7.01	0.6%	-5.2%
Inferred	1,812,400	6.51	1,813,700	6.26	0.1%	-4.1%

Table 57 - Bai Go: Comparative Gold Resource Assessment
	Olympus		Terra/Stevens		Difference
Category	Tonnes	Ag	Tonnes	Ag	Tonnes	Ag
	(t)	(g/t)	(t)	(g/t)	(%)	(%)
Measured	94,260	23.55	95,200	22.39	1.0%	-5.2%
Indicated	258,130	8.39	259,160	8.12	0.4%	-3.4%
Measured+Indicated	352,390	12.45	354,360	11.95	0.6%	-4.1%
Inferred	1,812,400	4.71	1,813,700	4.65	0.1%	-1.3%

Table 58 - Bai Go: Comparative Silver Resource Assessment

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Pb	Tonnes	Pb	Tonnes	Pb
	(t)	(%)	(t)	(%)	(%)	(%)
Measured	94,260	2.04	95,200	1.94	1.0%	-5.0%
Indicated	258,130	0.65	259,160	0.66	0.4%	1.3%
Measured+Indicated	352,390	1.02	354,360	1.01	0.6%	-1.8%
Inferred	1,812,400	0.33	1,813,700	0.35	0.1%	5.7%

Table 59 - Bai Go: Comparative Lead Resource Assessment

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Zn	Tonnes	Zn	Tonnes	Zn
	(t)	(%)	(t)	(%)	(%)	(%)
Measured	94,260	0.10	95,200	0.09	1.0%	-16.2%
Indicated	258,130	0.05	259,160	0.05	0.4%	2.5%
Measured+Indicated	352,390	0.07	354,360	0.06	0.6%	-4.4%
Inferred	1,812,400	0.03	1,813,700	0.03	0.1%	0.9%

Table 60 - Bai Go: Comparative Zinc Resource Assessment

Additionally, Terra Mining Consultants/Stevens & Associates interpolated the Gold (Au) at a variety of top cuts as well as an uncut Au run. In all these cases the other elements (Ag, Pb & Zn) were left uncut. Table 61 - Bai Go: Effect on Grade of Au Top Cuts below shows the differences in the resource estimation for each of the top cuts – 60 g/t, 80 g/t, 100 g/t and no cut. Table 62 - Bai Go: Comparison of Cut & Uncut Grades for Au, Ag, Pb & Zn displays a comparison between resource estimation results for the uncut Au, Ag, Pb and Zn and the cut Au (80 g/t), Ag (130 g/t), Pb (12%) and Zn (1.35%).

	No Cut	100g/t	80 g/t	60 g/t
Category	Au	Au	Au	Au
	(g/t)	(g/t)	(g/t)	(g/t)
Measured	10.49	9.16	8.81	8.44
Indicated	7.11	6.51	6.35	6.17
Measured+Indicated	8.02	7.22	7.01	6.78
Inferred	6.99	6.28	6.26	6.24

Table 61 - Bai Go: Effect on Grade of Au Top Cuts

	No Top Cut
Category	Tonnes	Au	Ag	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Measured	95,200	10.49	22.39	1.94	0.09
Indicated	259,160	7.11	8.12	0.66	0.05
Measured+Indicated	354,360	8.02	11.95	1.01	0.06
Inferred	1,813,700	6.99	4.82	0.35	0.03
80g/t Au, 130g/t Ag, 15% Pb & 1.35% Zn Top Cut
Measured	95,200	8.81	22.39	1.94	0.09
Indicated	259,160	6.35	8.12	0.66	0.05
Measured+Indicated	354,360	7.01	11.95	1.01	0.06
Inferred	1,813,700	6.26	4.65	0.35	0.03

Table 62 - Bai Go: Comparison of Cut & Uncut Grades for Au, Ag, Pb &

The resource below the 3 g/t cut-off for Bai Go is 589,600 tonnes at 2.22 g/t Au. Additionally, Bai Go contains 469,050 tonnes contained within the resource model that has no estimated value(s). This portion of the resource model does not meet the estimation parameter criteria, e.g. insufficient minimum number of samples, enough samples in the minimum number of octants, etc. Additional drilling and sampling data in this area of the modelled orebody could bring this substantial volume/tonnage into the resource.

Comparing the two interpolation methods run by Terra Mining Consultants/Stevens & Associates, i.e. Inverse Distance Squared (IPD) and Nearest Neighbour (NN), the following results were obtained. For Bai Go, using the 80 g/t Au top cut option, the IPD Au grade was 5.73 g/t (Measured & Indicated, no cut-off) and the comparative NN grade was 5.58 g/t (Measured & Indicated, no cut-off), which relates to a 2.5 % difference. Considering the differences in the interpolation methods this is an acceptable difference.

The Olympus resource estimate for Bai Go compares well with the Terra Mining Consultants/Stevens & Associates resource estimate and the minor differences probably reflect the differing software, and some different block modelling and interpolation techniques/application.

16.4                         Mineral Resource Estimate Summary

The Mineral Resource inventory reported by Olympus was effectively duplicated by Terra Mining Consultants/Stevens & Associates through the generation of check resource models and comparative assessments of Mineral Resources for the Bai Dat and Bai Go deposits. Accordingly, Terra Mining Consultants/Stevens & Associates is satisfied with and endorses the Olympus resource estimates for Bai Dat and Bai Go.

16.5                         Estimate of the Mineable Portion of the Resources

To determine the mineable portion of the resources the Mineable Reserves Optimiser module (MRO) within Datamine was used. Firstly, the resource model is added to a surrounding waste model to create a combined ore and waste model. The MRO module identifies and evaluates mineable envelopes of material taking into account factors such as: the minimum mining dimensions, shape and orientation; cut-off and head grades required; waste dilution including internal waste; etc.

Normally the minimum mining unit defined is related to the minimum stope dimensions based on the mining method selected or being tested. These minimum mining units (MMU) are accumulated to define the total mineable portion of the resource model based on the parameters selected or defined.

The MRO module was used to estimate and identify mineable envelopes for Bai Dat and Bai Go using the parameters listed below in Table 63 - Mineable Reserves Optimiser Process Parameters.

Parameter Description	Bai Dat	Bai Go
Minimum Mining Dimensions	4 MMU Options: X=12m x Y=12m x Z=1.5m X=9m x Y=12m x Z=1.5m X=6m x Y=12m x Z=1.5m X=3m x Y=12m x Z=1.5m	4 MMU Options: X=12m x Y=12m x Z=1.5m X=9m x Y=12m x Z=1.5m X=6m x Y=12m x Z=1.5m X=3m x Y=12m x Z=1.5m
Minimum Mining Orientation	Azimuth = 300° Dip = 32°	Azimuth = 260° Dip = 33°
Cut-Off Grade	3 Options: 3 g/t; 4 g/t & 5 g/t	3 Options: 3 g/t; 4 g/t & 5 g/t
Maximum Waste Percentage	2 Options: 30% and 50%	1 Option: 30%

Table 63 - Mineable Reserves Optimiser Process Parameters

The 12 metre x 12 metre x 1.5 metres MMU relates to a full panel extraction for the room-and-pillar mining method selected, including pillar(s). All other MMU’s are a subset of this MMU. Note, the XYZ dimensions are orientated based on the orientation parameters (azimuth and dip). The Y dimension is orientated in the dip direction (orientation azimuth) and relates to the dip length of the panel; the X dimension is orientated along the general strike and relates to the width of the panel; and the Z dimension is perpendicular to the azimuth and the dip and relates to the panel height.

The cut-off grade options were selected to cover the range of possible cut-off’s that may be applicable to the Bai Dat & Bai Go orebodies. A waste percentage of 30% was selected as this represents a typically conservative maximum waste amount that should cover all waste dilution possibilities, e.g. mining method dilution (overbreak), rock type dilution (bad ground), etc. A 50% waste maximum was also used for Bai Dat to investigate the impact a greater maximum waste percentage (higher dilution) would have on the resource.

The results of the optimisation process options are tabulated for Bai Dat in Table 64 - Bai Dat: Mineable Resource Optimisation Results, and for Bai Go in Table 65 - Bai Go: Mineable Resource Optimisation Results below. The values in the table have a 90% extraction or mining recovery factor applied as defined by Olympus in their mining method assessment. The table presents a matrix comparing the diluted tonnage and Au grade by resource category for each minimum mining dimension and grade cut-off option. Maximum waste percentage is the same for all options listed below and is 30%. These options are not all possibilities or the most optimal solution, but are some reasonable basic alternatives to illustrate the impact of applying mining parameters to the mineral resources at Bai Dat and Bai Go.

Minimum Mining		3 g/t Cut-Off		4 g/t Cut-Off		5 g/t Cut-Off
	Category
Dimensions		Tonnes	Au	Tonnes	Au	Tonnes	Au
(m)		(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
	Measured	75,040	13.08	74,070	13.23	72,620	13.43
Option 1: X=12,	Indicated	171,560	12.26	167,480	12.49	164,060	12.68
Y=12, Z=1.5	Meas+Ind	246,590	12.51	241,540	12.71	236,690	12.91
	Inferred	59,600	7.52	54,300	7.95	49,600	8.33
	Measured	74,870	13.29	73,920	13.43	72,820	13.60
Option 2: X=9,	Indicated	178,890	12.36	175,150	12.56	171,110	12.78
Y=12, Z=1.5	Meas+Ind	253,760	12.64	249,080	12.82	243,920	13.02
	Inferred	67,800	7.59	62,300	7.97	56,100	8.40
	Measured	74,330	13.52	73,610	13.63	72,330	13.82
Option 3: X=6,	Indicated	190,700	12.59	187,460	12.76	183,890	12.95
Y=12, Z=1.5	Meas+Ind	265,030	12.85	261,070	13.01	256,220	13.19
	Inferred	74,100	7.67	69,300	7.96	63,100	8.35
	Measured	71,380	14.04	70,720	14.15	69,460	14.36
Option 4: X=3,	Indicated	183,960	13.03	180,880	13.19	177,710	13.37
Y=12, Z=1.5	Meas+Ind	255,330	13.31	251,600	13.46	247,160	13.65
	Inferred	78,100	7.94	72,700	8.27	67,000	8.62

Table 64 - Bai Dat: Mineable Resource Optimisation Results

Minimum Mining		3 g/t Cut-Off		4 g/t Cut-Off		5 g/t Cut-Off
	Category
Dimensions		Tonnes	Au	Tonnes	Au	Tonnes	Au
(m)		(t)	(g/t)	(t)	(g/t)	(t)	(g/t	)
	Measured	93,990	6.94	79,470	7.68	67,220	8.43
Option 1: X=12,	Indicated	149,160	4.90	84,620	6.35	56,330	7.61
Y=12, Z=1.5	Meas+Ind	243,150	5.69	164,090	7.00	123,550	8.05
	Inferred	1,518,500	4.87	1,240,300	5.36	986,700	5.83
	Measured	98,680	7.02	82,260	7.85	69,770	8.61
Option 2: X=9,	Indicated	166,440	5.05	97,660	6.46	66,990	7.68
Y=12, Z=1.5	Meas+Ind	265,120	5.78	179,920	7.09	136,760	8.15
	Inferred	1,556,900	4.90	1,262,400	5.41	999,900	5.90
	Measured	104,880	7.10	85,730	8.02	72,870	8.78
Option 3: X=6,	Indicated	189,530	5.21	111,190	6.71	78,180	7.90
Y=12, Z=1.5	Meas+Ind	294,420	5.89	196,920	7.28	151,050	8.32
	Inferred	1,562,800	4.96	1,251,300	5.51	991,800	6.00
	Measured	104,880	7.32	87,710	8.16	74,410	8.92
Option 4: X=3,	Indicated	200,510	5.41	123,040	6.83	86,770	8.00
Y=12, Z=1.5	Meas+Ind	305,390	6.06	210,750	7.38	161,180	8.43
	Inferred	1,509,600	5.11	1,211,700	5.67	965,800	6.15

Table 65 - Bai Go: Mineable Resource Optimisation Results

The total tonnage for minimum mining dimension option 4 (for both Bai Dat & Bai Go) is lower than for option 3, with the diluted Au grade higher. This suggests that the optimum minimum mining dimension lies somewhere between (and including) these options.

Figure 61 - Bai Dat: 3D View of Mineable Envelopes within Mineral Resource Volumebelow is a 3D view (looking approximately west) of the Bai Dat option 4 at the 3 g/t Au cut-off. The 3D view shows the optimised mineable envelopes (coloured by grade range) within the total resource model wireframe (grey shading). Figure 62 - Bai Go: 3D View of Mineable Envelopes shows a similar 3D view for Bai Go but without the resource model wireframe.

Shown below in Table 66 - Bai Dat: Mineral Resource Optimisation Results for Differing Waste Dilution Options below is a comparison demonstrating the impact of varying the maximum waste dilution for Bai Dat. The cut-off is 3 g/t Au for both options.

Minimum Mining		30% Max Waste			50% Max Waste
	Category
Dimensions		Tonnes	Au		Tonnes	Au
(m)		(t)	(g/t	)	(t)	(g/t	)
	Measured	75,040	13.08		105,330	10.11
Option 1: X=12,	Indicated	171,560	12.26		288,080	9.11
Y=12, Z=1.5	Meas+Ind	246,590	12.51		393,410	9.38
	Inferred	59,600	7.52		175,400	5.26
	Measured	74,870	13.29		103,690	10.33
Option 2: X=9,	Indicated	178,890	12.36		296,540	9.32
Y=12, Z=1.5	Meas+Ind	253,760	12.64		400,230	9.58
	Inferred	67,800	7.59		186,900	5.39
	Measured	74,330	13.52		100,900	10.64
Option 3: X=6,	Indicated	190,700	12.59		291,400	9.57
Y=12, Z=1.5	Meas+Ind	265,030	12.85		392,300	9.85
	Inferred	74,100	7.67		195,500	5.57
	Measured	71,380	14.04		94,860	11.34
Option 4: X=3,	Indicated	183,960	13.03		272,790	10.19
Y=12, Z=1.5	Meas+Ind	255,330	13.31		367,650	10.49
	Inferred	78,100	7.94		185,500	5.94

Table 66 - Bai Dat: Mineral Resource Optimisation Results for Differing Waste Dilution Options

As can be seen from the above table the impact of additional dilution increases the tonnage and reduces the Au grade. However, the grades are still within an acceptable range and the Au content is higher than for the 30% option. Figure 63 - Bai Dat: Mineable Envelopes using Maximum 50% Waste Dilution below shows the extraction impact (greater extent of mineable envelopes) of allowing a higher dilution amount, particularly in the thinner ore zones in the down dip portion of Bai Dat (compare with Figure 61 - Bai Dat: 3D View of Mineable Envelopes within Mineral Resource Volume on previous page).

Based on the maximum Au content, option 4 at a cut-off of 3 g/t Au is the best option for both Bai Dat and Bai Go. Table 67 - Bai Dat: Potentially Mineable Portion of the Mineral Resource @ 3 g/t Au Cut-Off summarizes the potentially mineable mineral resources for Bai Dat, and Table 68 - Bai Go: Potentially Mineable Portion of the Mineral Resource @ 3 g/t Au Cut-Off presents the summary for Bai Go.

Category	Tonnes	Au	Ag	Pb	Zn
Measured	71,380	14.04	14.94	12,178	11,854
Indicated	183,960	13.03	14.21	9,181	9,185
Meas+Ind	255,330	13.31	14.42	10,019	9,931
Inferred	78,100	7.94	8.70	6,237	7,007

Table 67 - Bai Dat: Potentially Mineable Portion of the Mineral Resource @ 3 g/t Au Cut-Off

Category	Tonnes	Au	Ag	Pb	Zn
Measured	104,880	7.32	19.25	16,645	678
Indicated	200,510	5.41	6.40	5,252	359
Meas+Ind	305,390	6.06	10.81	9,165	469
Inferred	1,509,600	5.11	3.30	2,422	241

Table 68 - Bai Go: Potentially Mineable Portion of the Mineral Resource @ 3 g/t Au Cut-Off

Table 69 - Combined: Potentially Mineable Portion of the Mineral Resource @ 3 g/t Au CutOffdisplays the combined (Bai Dat & Bai Go) potentially mineable portion of the mineral resources.

Deposit/Category	Tonnes	Au	Ag	Pb	Zn
Bai Dat (Meas+Ind)	255,330	13.31	14.42	10,019	9,931
Bai Go (Meas+Ind)	305,390	6.06	10.81	9,165	469
Total (Meas+Ind)	560,720	9.36	12.45	9,554	4,778
Bai Dat (Inferred)	78,100	7.94	8.70	6,237	7,007
Bai Go (Inferred)	1,509,600	5.11	3.30	2,422	241
Total (Inferred)	1,587,700	5.25	3.57	2,610	574

Table 69 - Combined: Potentially Mineable Portion of the Mineral Resource @ 3 g/t Au Cut-Off

The total diluted mineable portion of the measured and indicated resources, at a 3 g/t cut-off, is estimated to be 560,720 tonnes of ore with an average grade of 9.36 g/t Au. The total diluted mineable portion of the inferred resources is estimated to be 1,587,700 tonnes of ore with an average grade of 5.25 g/t Au. The proportion of inferred resources included in the total potentially mineable portion of the mineral resources is 74% and 61%, based on tonnes and contained gold respectively.

Preliminary assessments indicate that the mineable portions of the resources in the measured and indicated category are sufficient to support mining. It is also recognized that these measured and indicated resources are associated with significant inferred resources. Additional in-fill drilling should therefore be carried out to convert the inferred resources to the measured or indicated categories.

Cautionary Statement:Terra Mining Consultants/Stevens & Associates notes that the preliminary assessment is preliminary in nature, that it includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

17.0	OTHER RELEVANT DATA & INFORMATION

This section includes other relevant data as well as items described as “Additional Information for Technical Reports on Development Properties” required under Form 43-101F1. They are described here rather than at the end of the report under “Additional information” since they form an integral part of the report and the basis for the final conclusions and recommendations for the project. Much of the information included in this section relates to work-in-progress by Olympus and is presented here in summary form for general information and disclosure purposes.

17.1	Mining

A mining method design and parameters is currently under development by Olympus, and Terra Mining Consultants/Stevens & Associates have reviewed this design and associated costs developed to date, and have found it to be generally reasonable. The design is currently going through a revision based on the updated resource models. This revision does not change the fundamental concepts or information listed below but will include minor modifications to the design, e.g. drive lengths. Therefore, the information and diagrams below will refer to the previous design option and the updated mine designs will be addressed in a future technical report and assessment of the Feasibility Study.

17.1.1	Mine Access & Main Development

Topography and the depth to the mineralised structures preclude open pit mining methods and therefore underground extraction is the most viable option. Due to the mountainous high relief terrain and the position of the orebody relative to the topography an adit and ramp system is the best mine access option. Rubber tired vehicles, drill jumbos, LHD’s and underground trucks, will be used to develop and operate in the mine to deliver materials, ore and waste, along with personnel to and from the workplaces.

All main development will comprise a 4 metre by 4 metre arched configuration, with ramps varying in inclination up to 15%. Cuddies will be positioned at 100 metre intervals and used for mucking during the development phase. They will then be used as refuge bays, transformer chambers, underground stores, etc. About 234,000 tonnes of development waste will be generated over the life-of-mine. This waste will be used for plant site floor, road requirements and stope fill. Any remaining waste will be placed on a surface waste dump.

•	Bai Dat Access & Development

The Bai Dat orebody is accessed via twin portals. The main portal becomes a decline driven at -15% for approximately 245 metres to meet the orebody. From the second portal an incline is planned to be driven at +7% for an approximate distance of 385 metres to the top of orebody. This drive will act as the main return airway and provide access for the upper orebody development.

Before the orebody is intersected the main access decline splits into two; a decline ramp heads off on a north-easterly direction at a gradient of -14%, and a haulage drive heads of in a south-westerly direction at a gradient of 3%. This haulage drive is approximately 200 metres long and will serve the upper 1/3 of the Bai Dat orebody. The north-east decline heads of in the direction of the Bai Choui deposit before turning back towards Bai Dat, with an approximate length of 420 metres. The decline will then become the second haulage drive in the footwall of the orebody, and serve the middle 1/3 of Bai Dat. At the other side of the orebody the haulage drive becomes a ramp declining to the south-west as a -15% ramp. This ramp heads towards the Bai Cu area before turning back towards the Bai Dat orebody where it becomes the third haulage drive, driven for approximately 100 metres at a 3% gradient, and serving the bottom 1/3 of the orebody.

From the main development drives, secondary development will be created to access the orebody and other required development infrastructure, e.g. raises, ventilation passes, sumps, etc. Shown in Figure 64 - Bai Dat: Indicative Underground Development Layout below, is an indicative layout of the Bai Dat orebody development.

•	Bai Go Access & Development

The Bai Go orebody is accessed from two directions: a surface road provides access to a portal near the Bai Go orebody, from which a +14% ramp is driven to meet the ore zone; and a +3% ramp, for an approximate distance of 640 metres, is planned to be driven from the Bai Chuoi (north-east) ramp at Bai Dat. Both these drives are planned to access the upper ½ of the Bai Go ore zone. A 460 metre long ramp at 13% gradient connects these two ramps.

The lower half of the orebody will be accessed via a 14% decline ramp for an approximate total of 865 metres. From these and other ramps, haulage levels are driven across the length of the orebody. Similar to Bai Dat, secondary development will be created from the main development to access the orebody and other required development infrastructure, e.g. raises, ventilation passes, sumps, etc. An indicative 3D view of the Bai Dat development is shown in Figure 65 - Bai Go: 3D View of Indicative Underground Development Layout below.

17.1.2	Mining Methods

A ranking process was used to select suitable mining methods for use at Bai Dat and Bai Go. A short list of three mining methods was developed from this, namely room-and-pillar, open stoping and cut-and-fill. Open stoping was eliminated as the primary stoping method due to geotechnical and safety concerns. However, should ground conditions and other factors permit, the feasibility of using of this method will be considered. Room-and-pillar mining will be used in the flatter lying parts of the orebodies (<35°) with cut-and-fill being used in the more moderately dipping (>35°) areas, particularly Bai Go. Steeply dipping narrow veins encountered are planned to be mined by a modified shrinkage stoping method.

In the room-and-pillar method, where the ore zone widths are ≥ 2 metres, the design caters for fully mechanized extraction method, drill jumbos and LHD’s. Where the ore zone is too narrow (≤ 2 metres) a hand-held drilling and slusher/LHD combination cleaning approach will be used. Figure 66 - Diagrammatic Representation of the Fully-Mechanized Room-&-Pillar Extraction and Figure 67 - Diagrammatic Representation of the Narrow Vein Room-&-Pillar Extraction diagrammatically show the two alternative extraction methods.

Ore development, in the form of sill drifts and in-stope ramps, is driven from the haulage drive in the plane of the orezone. These ore development drifts are 3 metres by 3 metres with the ramps driven at a constant 10%, and raises are 2 metres by 2 metres. The in-stope ramps connect with the sill drift connected to the next haulage drive above, and are approximately 500 metres in length. Ore and ventilation passes and their associated development are also developed at this time for each stope block. This development is planned to be undertaken using a single-boom drill rig, LHD’s and trucks, with ore/waste passes being used when available.

Once this stope block development is complete stoping commences. A strike drive or lift is developed along the strike of the ore zone to the stope limits. These drifts are initially 3 metres by 3 metres wide, and are widened to 4 metres high and up to 9 metres wide depending on orebody dimensions and orientation. From these lifts up-dip panels are driven through to the next lift following the mineralised hangingwall boundary. Three (3) metre wide rooms are driven 5 metres apart creating pillars. A combination of LHD’s, Slushers, water-jetting and hand lashing will be used as appropriate to muck out these lifts and rooms. Broken ore is transported by LHD and dumped in the orepasses. At the haulage level an LHD will load ore from the ore-pass discharge into low-profile underground trucks. These trucks will then transport the broken ore to the Bai Dat portal and ore stockpile on surface.

When a stope is complete, a process of pillar robbing will be undertaken in a retreat fashion, with the ramp pillars being removed at the end. Figure 68 - Longitudinal Section - Slusher Winch Configuration shows a longitudinal schematic of a slusher winch layout.

In the steeper parts of Bai Go a modified version of shrinkage stoping is planned to be used. The method involves the removal of the ore in horizontal or near-horizontal slices in a bottom up direction. After each blast, only the swell (≤40%) caused by blasting is removed from the bottom of the stope. The broken ore then acts as the working platform for the next slice. When stoping reaches the vertical limit, the remaining fragmented ore about 60%, is removed. Figure 69 - Longitudinal Section of Shrinkage Stope - Stoping Phase presents a diagrammatic longitudinal section of a typical shrinkage stope during the stoping phase and Figure 70 - Longitudinal Section of Shrinkage Stope - Drawing Phase shows the shrinkage stope in the ore drawing phase.

17.1.3	Support & Geotechnical

A rock mass classification scheme is beneficial in supplementing less than detailed data on rock mass and stress characteristics as occurs in underground mining in a new area. Knowledge of the composition and characteristics of a rock mass can provide estimates of the strength and deformation properties of the rock mass and provide initial assessments on support requirements and dilution impacts. A typical tunnel is characterized by changing ground conditions, varying sections of good rock mass quality and sections of poor quality. The primary use of rock mass classification systems is thus to qualitatively analyse the various engineering qualities of the rock mass.

Observations of artisanal underground workings and recovered core at Bai Dat and Bai Go indicate that generally the hanging-wall marble/limestone sequences are competent and can span over 10 metres unsupported. An independent review by Dr. Pham Dai Hai, Manager of the Geomechanics Research Department of the Institute of Mining Science and Technology in Hanoi concurs with this observation. In practice, as initial extraction proceeds, mine geologists and engineers will evaluate the rock masses and apply ground support systems that will provide the optimum support taking into consideration fault zones and orientation of bedding.

The method of geotechnical assessment and determination is the industry-standard practice. Terra Mining Consultants/Stevens and Associates have reviewed the geotechnical work and modelling, along with the support philosophies and find these appropriate. The geotechnical modelling and assessment has been used to assist with the determination of the mining dilution, particularly in a geo-spatial context.

•	Geomechanical Assessment & Modelling

The in situ rock mass rating system (RMR) of jointed rock mass, leading to the mining rock mass rating system (MRMR) was used to determine the geomechanical classification of the rock mass. An in situ rock mass rating (RMR) was assigned based on measurable geological parameters. Each parameter is weighted according to its importance, and is assigned a maximum rating so that the total of all the parameters is 100. The range covers all variations in jointed rock masses from very poor to very good. The classification is divided into five classes with ratings of 20 per class, and with A and B sub-divisions.

Selected drillholes to represent the Bai Dat ore body were physically logged for geo-mechanical rock mass rating and 24 drill holes out of 65 were included in this initial RMR determination as set out in Figure 71 - Bai Dat: Geotechnical Drillholes. Bai Go work is based on 59 drillholes within the deposit area as shown in Figure 72 - Bai Go: Geotechnical Drillholes.

1.            In Situ Rock Mass Rating (RMR)

The distribution of RMR is shown in Figure 73 - Bai Dat: Modelled RMR Distribution, Figure 74 - Bai Go (Zone2): Modelled RMR Distribution and Figure 75 - Bai Go (Zone 3): Modelled RMR Distribution. Colour coding delineates green as fair, cyan as good and both red and magenta are very good conditions.

a.	Bai Dat

The average RMR is 63 from a range of 40 - 82, while the median is 66. The lowest rating of 40 is just 50 metres below the surface as intersected in DSDH-133. The rock mass is in slightly weathered and broken banded marble schist with approximate IRS of 20 MPa. The next lowest RMR rating is 49. It shows that the rock mass 5 metres into the HW have “fair to good” or competent geomechanical classifications for the most part. Figure 73 - Bai Dat: Modelled RMR Distribution below displays the Bai Dat RMR modelling.

b.            Bai Go

The main zones, Zone 2 and Zone 3 were modelled. Zone 2 occurs below Zone 3. They are separated by 1 to 17 metres. Average RMR is 54 from a range of 32 - 73. The lowest rating of 32 was intersected at DSDH -75 where the approximate rock strength (IRS) is 20 MPa at drillhole depth of 177 metres. The next lowest RMR rating is 37. Figure 74 - Bai Go (Zone2): Modelled RMR Distribution shows that at least 60% of HW RMR area distribution in Zone 2 will have “Fair” rock mass classification.

Zone 3 in Figure 75 - Bai Go (Zone 3): Modelled RMR Distribution indicates at least 70% of the HW has “Fair” rock mass classification.

•	Mine Support

Based on the RMR and MRMR most excavations will be supported with rockbolts in regular ring pattern and spacings. Wire mesh and shotcrete will be installed on as need basis. These represent the minimum requirements rather than the maximum, i.e. if additional bolting or mesh is required for safety, it will be installed. Ground support will be tailored to the specific opening types, its usage and rock mass classification within the mine in order to achieve safe, stable excavations.

Split set bolts, shotcrete and wire mesh will be widely used as rock support and reinforcement. Concrete and steel set will be used sparingly. Plate straps can be applied as lateral restraint to pillars if spalling occurs. Only light supports in the form of friction bolts, shotcrete and probably grouted un-tensioned rebar will be used because the stresses are low and the expected primary failure process is one of gravity-induced ravelling.

•	Pillars

1.	Bai Dat

The Bai Dat mining program plans to leave at least 3 metre wide pillars alternating with mining rooms. An 8 metre thick vein will have 8 metre long by 3 metre wide post pillars to satisfy a width to height ratio of 1.0. The desired width of the pillar in any location can be iterated by determining the resulting pillar strength. Thus, a 3 metre by 8 metre pillar with 3 metre height and DRMS of 6 MPa will have pillar strength of 9.5 MPa, whilst the same pillar dimension 8 metre high has pillar strength of only 3.6 MPa. The median design rock mass strength (DRMS) of 31 MPa for the hanging wall of the ore body does not give ground instability concerns, as the expected magnitude of stresses at deeper levels is up to 12 MPa.

2.	Bai Go

The calculated Design Rock Mass Strength (DRMS) in Bai Go underground mine is 4 - 48 MPa with an average of 21 MPa.  The 4 MPa DRMS 90 metres below the surface can support the overlying strata and the induced stress that will develop due to mining. Areas where induced stresses exceed design rock mass strength will have to be supported and reinforced immediately to prevent post pillar deterioration. Design rock mass strengths of at least 20 MPa should present no ground instability concerns as the expected induced stress concentration at deeper levels is up to 16 MPa.

•	Backfill

For both Bai Dat and Bai Go, control of stability of hanging-wall may, in some cases, most effectively be achieved with backfill. If so, fill must be placed before any significant deformation/deterioration takes place and must have adequate strength to develop confining stress prior to hanging-wall failure. The use of development waste rock as backfill material would reduce material to be hauled to surface and placed in dumps. If hydraulically placed backfilling is contemplated in due course, a comprehensive test work and design program would be necessary.

17.1.4	Mining Labour

The labour planned for the mining operations is laid out in Figure 76 - Mining Operations Organizational Chart below.

17.1.5	Sampling, Grade Control & Geology

PSGC geological and mining staff advises that grade control procedures will be based on active detailed geological mapping and geochemical sampling along with grade control drilling using a Kempe–style rig.

Well developed grade control procedures will assist in minimizing dilution and ore loss. At Bai Dat the nature of the ore body with well defined hanging and footwall contacts should make visual delineation of ore relatively straight forward, especially when used in conjunction with geochemical sampling and geological mapping.

In the case of Bai Go, where most of the ore lies within brecciated quartz within thicker zones of silicification as well as some ore in silicified schist will make visual identification of ore more difficult. However with a combination of channel sampling, face mapping and grade control drilling this should be manageable. From observations made of drill core, Terra Mining Consultants/Stevens and Associates believe that once the mine geologists and/or grade control officers become familiar with ore characteristics that visual identification will be possible.

While the detail of the grade control procedures is currently being developed, once the decline development reaches the ore body these general observations can be made.

o	Good survey control is essential.

o	Geological face mapping and channel sampling based on geological control

o	Spray painting the ore-waste contact consistently carried out in advancing stopes.

o
The Grade Control Officer (GCO) should guide the miners during drilling for blast holes. The top most holes will becritical for dilution control. The GCO should advise the miners on drill direction based on geological mapping and solid model.

o
The transitional contact in the HW may cause some dilution especially at Bai Go, or excess ore left behind. This can be managed by careful grade control and blast design. Smooth cut blasting is highly recommended onthe HW side. This will help minimiseover-break that results indilution and unstable backs.

o
The Banded Marble Schist physically looks the same as the ore zone, the carbonates look like quartz. The rocks also contain sulfides especially in the immediate contact with the ore body, but they are usually not of ore grade. It is recommended that the geologist/GCO uses dilute HCL to help pick the boundary.

o	Separationof waste over-breakfrom oreshould be encouragedwhere possible to minimize the amount finding its way into the ore stream.

While miners will be able to distinguish ore from waste with experience it is essential that the Mine geologist/GCO takes responsibility for ore and waste classification.

17.1.6	Mining Equipment

To undertake the development and mining the following list of major equipment items is planned to be used – see Table 70 - Mining Equipment List.

Description	No
Tamrock Secoma Quasar 1FP, jumbo drill rig, hydraulic single	2
boom
Tamrock France Loader CTX4B LHD	2
Tamrock France Loader CTX5G LHD	1
Getman 1248-13, 13 tonner Low Profile Truck (LPT)	2
Fermel scissor lift truck	1
Shotcrete machine - dry, GM 060	1
Rockdrill machine, Toyo TY280LD jackleg with line oiler	4
(drifter)
Concrete mixer/placer or pump complete with accessories, 2-	1
bagger pneumatic-operated (1 mm³)

ANFO loader, Minsup with ejector, 10m anti-static hose	3
(complete assembly)
Blasting Machine, Beethoven MK-2 Shot Exploder	3

Table 70 - Mining Equipment List

17.1.7	Mining Sequence & Schedule

Olympus has developed a general mining sequence for the project, and this is listed below:

o	Development:

•	Develop main accesses to Bai Dat [Month 1 to 3],

•	Develop underground infrastructure at Bai Dat, including internal stope ramps [Month 3 to 14],

•	Develop access to Bai Go from Bai Dat [Month 14 to 31],

•	Develop second access and underground infrastructure at Bai Go, including internal stope ramps [Month 3 to 38].

o	Production:

•	Stoping commences when the upper 1/3 of Bai Dat infrastructure is in place [Month 10],

•	Build up production to 500 tonnes per day (15,000 tonnes per month) [Month 14],

•	Continue stoping Bai Dat, and commence stoping build up at Bai Go [Month 10 to 23/24],

•	Continue stoping at Bai Go until completion [Month 23 to 59].

Ore will be stockpiled during the initial ore development and stoping period until the plant has been completed. Thereafter the stockpiled ore will be drawn down at 500 tonnes per day and processed. Ore from underground will continue to be produced and used to replenish the ROM stockpile.

Olympus has previously developed an annual production schedule based on a previous resource estimate. The annual schedule is tabulated in Table 71 - Preliminary Annual Production Schedule below.

Description	Total	Pre-prod	Year 1	Year 2	Year 3	Year 4
Development Metres
Capital Development Drives	7,431	2,800	3,135	1,496	-	-
Expl. Development Drives	3,970	1,655	964	1,351	-	-
Total	11,401	4,455	4,099	2,847	-	-
Waste Development Tonnage
Capital Development Drives	228,218	89,012	95,909	43,297	-	-
Expl. Development Drives	5,805	1,265	1,768	2,772	-	-
Total	234,023	90,277	97,676	46,069	-	-

Ore Development Tonnage
Development Ore Tonnage	54,406	32,722	9,074	12,610	-	-
Average Au Grade	11.95	16.73	6.35	3.57	-	-
Development Au Ounces	20,904	17,604	1,854	1,446	-	-
Average Ag Grade	15.43	21.64	13.89	0.42	-	-
Development Ag Ounces	26,988	22,767	4,053	168	-	-

Mined by Resource Classification
Measured t	9,998	6,182	3,242	574
%	18%	19%	36%	5%
Indicated t	24,083	16,141	4,979	2,963
%	44%	49%	55%	23%
Inferred t	20,325	10,399	853	9,073
%	37%	32%	9%	72%
Total t	54,406	32,722	9,074	12,610

Stoping Tonnage	685,991	27,841	180,496	174,140	178,952	124,562
Average Au Grade	10.12	17.39	15.25	9.97	7. 04	5.70
Stoping Gold Ounces	222,167	15,567	87,789	55,511	40,494	22,806
Average Ag Grade	13.93	14.89	20.30	13.03	10.35	10.90
Stoping Ag Ounces	310,383	13,332	119,673	74,181	59,551	43,646

Mined by Resource Classification
Measured t	164,904	5,279	28,643	36,148	63,482	31,352
%	24%	19%	16%	21%	35%	25%
Indicated t	293,558	21,475	86,590	106,157	51,108	28,228
%	43%	77%	48%	61%	29%	23%
Inferred t	27,529	1,087	65,263	31,835	64,362	64,982
%	33%	4%	36%	18%	36%	52%
Total t	685,991	27,841	180,496	174,140	178,952	124,562

Grand Totals
Tonnage	740,397	60,564	189,570	186,750	178,952	124,562
Average Au Grade	10.21	17.04	14.71	9.49	7.04	5.69
Gold Ounces	243,071	33,171	89,643	56,957	40,494	22,806
Average Ag Grade	14.17	18.54	20.30	12.38	10.35	10.90
Silver Ounces	337,372	36,099	123,726	74,349	59,551	43,646

Description	Total	Pre-prod	Year 1	Year 2	Year 3	Year 4
Mined by Resource Classification
Measured t	174,902	11,461	31,885	36,722	63,482	31,352
%	24%	19%	17%	20%	35%	25%
Indicated t	317,641	37,617	91,569	109,120	51,108	28,228
%	43%	62%	48%	58%	29%	23%
Inferred t	247,854	11,486	66,116	40,908	64,362	64,982
%	33%	19%	35%	22%	36%	52%
Total t	740,397	60,564	189,570	186,750	178,952	124,562

Table 71 - Preliminary Annual Production Schedule

A revised mining layout and schedule is currently being developed as part of the work-in-progress Feasibility Study and will be based on the latest resource estimate and current infill drilling program.

17.2	Mining Services

Underground mine services, such as power cables, ventilation bags and piping will be installed in the hangingwall of the development drives/drifts in their appropriate positions. Key mine services are described below in the relevant sections.

17.2.1	Mine Water Management

Water supply for initial development will be pumped from the Bai Cu stream into the underground water piping system. As development progresses underground sumps will be constructed adjacent to each haulage drive and are designed to recycle used water. These sumps will have a capacity of 600 cubic metres (approximately the mine water supply for a day). This water will also be used for the processing plant and be delivered via a 50 kW pump installed in the sump (with 12 kW backup pump). An example of the sump arrangements for Bai Dat is shown in Figure 77 - Bai Dat: Planned Sump Locations below.

The old artisanal adits observed at Bai Dat and Bai Go have ground water discharging at surface and flow year round demonstrating that there are conduit structures underground and that the adits likely made water while they were being excavated. Pump tests indicating 900 cubic metres per day, taken in existing artisanal miners’ shafts at Bai Dat and have been used as a guide to estimate mine de-watering capacity. The pumps have been sized for about 50 cubic metres per hour or 1,200 cubic metres per day. The same size of pumps will be applied to Bai Go although the estimated pumping duty appears to be lower than Bai Dat.

Water management is incorporated in the overall mine design such as the application of positive gradient to the drives in both development and stoping to make sure that water from these workings naturally flows to the sump. In some conditions where there is water accumulation, diaphragm pumps are provided for with 0.5 metre diameter plastic pipeline discharging to the sump. During the rainy season, it is anticipated that water inflow to the mine through conduit fissures and fault zones will be at a maximum and sufficient ditches and drill-hole drains will be provided to divert the water to the sumps and prevent danger from inundation. An example of a mine dewatering arrangement is shown in Figure 78 - Bai Dat: Indicative Mine Dewatering Arrangement below.

17.2.2	Compressed Air Reticulation

During the initial phase of development, skid mounted and diesel powered compressors will provide compressed air. A supply line is initially sized at 100 mm diameter while the permanent compressor set-up is constructed after which 200 mm diameter steel pipeline is used. Along the length, the size is reduced to 150 mm then 100 mm and to final size of 50 mm as it goes to the development headings and stopes. Compressed air is used by pneumatic equipment and tools e.g. airleg drill, and occasionally used in equipment cleaning and blast fume dissipation. Compressed air requirements have been calculated at 1.84 cubic metres per minute at low demand and 2.28 cubic metres per minute at peak demand.

17.2.3	Electrical Power

Until grid power is connected towards the end of the first year of construction/pre-production development phase, mining operations will be provided with independent electrical power from skid mounted mobile generators situated outside of the Bai Dat Portal. The power supply will be 380V, 50Hz and 3-phase. The mine’s demand is estimated to be approximately 27,000 kWh per day. Power will be required for:

•	Primary ventilation fans located on surface and underground booster fans providing fresh air to the mining faces and stopes.

•	Sump pumps for de-watering the mine and providing service water for mining activities.

o	Compound and perimeter lighting, workshop and offices illumination, power tools, appliances for water heating, air conditioning and other electrical office equipment.

o	Additionally, the mine will have an auxiliary backup power supply should the grid power fail.

17.2.4	Ventilation

Ventilation will be supplied during the initial period by 75 KW axial flow fans with 40,000 c.f.m. capacity installed outside the portals. A 20 kW secondary fan is to be installed underground to complement these primary fans at a later date. Ventilation will be conveyed through 1 metre ducting and return via the development heading. As the mine development progresses the ventilation circuit will be progressively set in place with an air intake and exhaust system via a sequence of ventilation raises. Ventilation will be managed via the fans, ventilation doors and regulators. The total ventilation demand is estimated to be approximately 4,000 cubic metres per minute (± 140,000 c.f.m.). An example of the indicative ventilation layout for Bai Dat is shown in Figure 79 - Bai Dat: Indicative Ventilation Network below.

17.2.5                      Surface Transportation

Mine personnel accommodated at Kham Duc are transported to Phuoc Son plant site by contracted ferry bus. It takes about 20 minutes to traverse the newly built road from the Phuoc Duc commune to Bai Dat. Definite ferrying time is scheduled for the incoming and outgoing shift workers. Four wheel drive utility vehicle will be used to transport miners underground going to Bai Go mine. Materials and supplies in the mining operation are delivered by 4WD service trucks. Ambulance and fire truck are provided for by the management for immediate response to emergencies such as accidents and domestic or forest fires.

17.3	Process Plant

The process flow sheet designed for the Phuoc Son project is shown in Figure 80 - Plant Process Flow Diagram.

The process plant is designed to handle 175,000 tonnes per annum of R.O.M. ore. The plant is designed to recover gold and some silver from the ore by a combination of gravityconcentration, flotation and intensive cyanidation of concentrates. The criteria used for the design of the process plant are based on the metallurgical testwork described in Section 15. The process is planned to include the following:

▪	Crushing

▪	Grinding

▪	Gravity concentration

▪	Regrinding of gravity concentrates

▪	Flotation

▪	Intensive Cyanidation of gravity and flotation concentrates

▪	Filtering of leach tails

▪	Direct Electrowinning

▪	Ion Exchange resin scavenging

▪	Smelting of doré bullion

▪	Detoxification of cyanidation tailings solution

▪	Reagent mixing, storage and distribution

The head grades currently used for the proposed process plant design are; 12 g/t Au, 21 g/t Ag, 1.7% Pb and 0.6% Zn. The overall processing plant Au and Ag recoveries are 94.0% and 28.3% respectively.

•	Key crushing parameters are 350 days/year on a 12 hours/day operation, and assume 85% availability, with an annual capacity of 350,000 tonnes per annum.

•	Plant processing parameters are 350 days per year, 24 hours per day operation, assuming 95% availability, with an annual capacity of 175,000 tonnes per annum.

17.4	Project Infrastructure

17.4.1	General

General infrastructure and facilities comprise: Access and haul road, power generation facilities, water system incorporating raw and potable water,  housing, security posts, mine administration and plant offices, workshops and stores, laboratory, change rooms, cribs and ablution blocks, explosives magazine and medical clinic.

Figure 81 - Indicative Mine Site Infrastructure Layout shows the indicative layout at the Mine Site where the majority of the infrastructure will be sited.

BAI GO UNDERGROUND MINE
Bai Chuoi Creek
Bai Dat Creek
DAK SA
WASTE DUMP
PLANT SITE
TAILINGS
BAI DAT UNDERGROUND MINE
Explosive Magazine
BORROW MATERIALS TEMPORARY STORAGE SITE
METRES
LEGEND
Access Road
Creek
Contour lines
Trees
Underground Mine Layout
Shotcreted area
License Area
Modified after Olympus Pacific Minerals Inc.
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Dak Sa Mine Plant Layout

Figure 81 - Indicative Mine Site Infrastructure Layout

At Kham Duc, there are the administration offices and associated services for non-core operations and support. The Phuoc Son Project Site will not have permanent residence status for any of its employees or workers. Residential facilities are proposed to be based, exclusively in Kham Duc.

The access road to the Phuoc Son Project starts on the Ho Chi Minh Trail, south of the Dak Sa Bridge and ends at Bai Dat. This is now a permanent sealed access road. The new road has a 5 metre surface with paving limited to 3.5 metres. Bend radii are limited to a minimum of 40 metres and slopes to a maximum of 12%.

17.4.2	Power Supply & Distribution

Several options are being considered for the supply of power to Dak Sa, each using grid power. The study of power options is based on permanent power being provided by installation of a new ~71 kilometre 35 kV transmission line from Thanh My to the Mine Site. The grid power is expected to be available in Month 13 after project implementation. Until the grid power is ready, temporary power is planned to be provided by using rented diesel generator sets.

The HT incomer is planned to be a 35 kV overhead line. Voltage will be stepped down to 3,300 V at the main receiving plant substation and stepped down again to 380V, 3 Φ, 50 Hz for the process plant. For the mine, the distribution voltage will be 3,300 V and at U/G switch rooms, step down to 380 V for the 3Φ service voltage.

•	Grid Transmission Power Line Options

The Ministry of Industry decided on 3 July 2006 (Ref: 1705/QD-BCN), to complete a series of power upgrades for Vietnam. One of these projects is the installation of a 110 kV substation at Kham Duc, with an output capacity of 16 MVA. This project is due for commissioning in 2009. If this project is completed by early 2009 then this would reduce the length of transmission line required from ~71 kilometres to ~14 kilometres.

•	Temporary Power

Table 72 - Temporary Power Staged Build-up Scheduleshows the staged power build up schedule from Month 1 to Month 14 forproject implementation. At Month 1, a 250 kVA, 400 V, 3Φ, 50 Hz, generator set will be located at the mine site to initially supply the power requirement of 145 kW. Diesel generator sets will supply the power requirement until grid power is available at site, scheduled for Month 15.

Period (months)	Load Calculated (kW)	Generation Provided (kVA)
1-3	145 -165	250
4-5	317	500
6-11	469 - 631	800
12	784	1,000
13-14	1,214 - 1,303	1,500

Table 72 - Temporary Power Staged Build-up Schedule

The new transmission line from Thanh My to the Mine Site has been scoped after discussion with Quang Nam Electrical Authority who provided the power distribution single line diagram and at this stage is to be constructed by Cong Ty Tanh Tan Binh, a private contractor nominated for the work.

•	Standby Power

In the event of delays to the new transmission line either from Thanh My or Kham Duc, an allowance has been made for the purchase of two 1.5 MW Generator Sets as back up source of power during operations. To reduce cost of standby power, second hand units have been allowed for.

•	Site Reticulation

The 3.3 KV distribution lines are planned to be reticulated from the 35 kV/3.3 kV main transformer feed to mine, tailings dam, process and potable water pumping stations. A 3.3 kV line will feed the Plant 3.3 kV/400 V step-down transformer to reticulate to the 380 V plant motor control centres.

Power will be reticulated to the underground mine, process plant, workshops and stores, kitchen, accommodation, pump houses and offices.

Underground, the power cables will be installed in the upper arc of the access decline ramp and along each cross-cut supplying power to ventilating fans, jumbo drills and pumps. A substation transformer will be provided at each working level to control line losses and prevent overloading and grounding problems. All electrical equipment will have adequate lock-out mechanisms to prevent inadvertent start-up during maintenance and repair activities. Lock out procedures will be an important part of the safety training program.

Generators and transformer sizing make provision for future Bai Go loading. The total mine connected and demand loads are 4.6 MW and 3.5 MW respectively.

17.4.3	Surface Water Supply, Storage & Distribution

A 400cubic metredam is planned to be constructed 300 metres from the Plant Site. This will feed a 30 kW water pump to supply the plant process tank through a 100 mm diameter HDPE pipe. A 15 kW water pump will supply a potable water tank via a 100 mm diameter HDPE pipe. Both pumps will be housed in a single pump house for security reasons.

Tailings dam reclaim water will be pumped by a 55 kW pump to the tailings water return tank via a 160mm diameter HDPE pipe. Water tanks located at elevation 520mRL adjacent to the upper portal that will gravity feed the various centers through a 100 mm diameter HDPE pipes comprise:

•	Plant process tank - for process and fire water,

•	Tailings return tank - to process water,

•	Potable tank - for drinking, underground drill equipment and fire water backup.

The potable water requirement is assumed to be 400 litres per person per day for 150 persons working at the plant site.

17.4.4	Site Facilities & Other Services

The principal site facilities and services for the project are:

•	Administration complex,

•	Mess,

•	Housing (mainly Kham Duc, emergency facilities on site),

•	Mine mechanical/electrical workshops,

•	Offices and dining room,

•	Warehouse building,

•	Gate/Security house,

•	Mine office,

•	Power house,

•	Water storage tanks area,

•	Septic tank,

•	Laboratory building,

•	Domestic water pump house,

•	Industrial water pump house,

•	Tailings reclaim water pump house,

•	Chemical storage,

•	Vehicle parking area,

•	Mine equipment parking area,

•	Parking area for service and light vehicles,

•	Process plant,

•	Plant site perimeter fence,

•	Cap lamp/battery charging house,

•	Raw water dam,

•	Plant workshops and warehouse,

•	Ablutions and change rooms,

•	Compressor house.

17.5	Tailings Disposal

17.5.1	General

The tailings disposal system proposed will comprise valley type storage dams formed by the construction of embankments across a narrow tributary of the Dak Sa River. A floating pontoon mounted pump will recover liberated process slurry water. Two (2) tailings slurry streams will be produced as by-product of the plant. The flotation circuit will produce benign coarse tailings slurry as no reagents are added to the process. A second stream is planned to come from the in-line leach circuit after cyanide detoxification. The two tailings products will be stored separately.

17.5.2	Site Selection

Seven possible tailings disposal sites within 5 kilometres of the Dak Sa mine site were considered and ranked for suitability for waste materials management following industry best practice.

The tailings site-selection criteria comprised:

•	Initial storage capacity of a minimum of 0.5 Mt of tailings,

•	Small surface area, to minimise surface water management issues,

•	Low environmental impact, long term stability and low risk assessment,

•	Low capital cost,

•	Staged construction feasible to maximise capital usage efficiency and

•	Low mine closure costs.

The site selected is in a small valley 1 kilometre east of the Bai Dat plant location. It is ± 500 metres (line of sight) from the Plant. The storage facility is planned to be constructed in 2 stages with 610,000 m3 capacity to 429 mRL after excavation into the valley. The valley is 200 metres from the Dak Sa River. The valley floor is underlain by ultramafic rocks, in which geotechnical and sterilization drilling indicated low hydraulic transmissivities, with no mineralisation beneath the site.

17.5.3	Tailings Storage Facility Design and Operation

The conceptual design of the proposed tailings storage facility (TSF) would see the dam developed to handle the flotation tailings.See Figure 82 - Tailings Storage Facility Layout. The design will limit the catchment area of the dam surface by the use of perimeter drains to divert runoff. The site chosen has a small surface area and lies within 500 metres of the plant facilities.

The flotation tailings will be discharged from the process plant via a tailings discharge pump. The tails line will be 100 mm HDPE class 9. The Plant is located at an elevation of 518mRL with tails to be discharged along the embankment at 414mRL for Stage I and 429mRL for Stage II. The Plant and the TSF are located ± 0.5 kilometres apart; the tails discharge line will have drop boxes every 20 metres vertically along the line to restrict the pressure build up in the line.

The discharge system will see the tails deposited at the embankment face building up as a semi-impervious layer protecting the embankment and reducing the hydraulic pressure against the embankment. The spigots will be located at 20 metresintervals along the embankment with flexible discharge pipes off tee pieces and valves at each discharge point. This will ensure that the tails solution will be contained in a pond up stream from the embankment.

The tails pond level will be maintained to ensure a 2 metre free board at all times. The free board has been calculated as sufficient to allow the tailings dam to contain a 100 year rainfall event equivalent to 669.8mm over twenty-four hours.

A perimeter bund/drain will be constructed around the tailing storage facility to minimise the catchment area of the tailings dam. The surface area of the tailing dam catchment has been estimated at 1.9 hectares. Thus the volume of water entering the tailings dam in the event of a 100 year rainfall has been estimated at 12,726cubic metresover twenty-four hours.  This equates to 1½ months process water requirement.

Management of pond storage allows build up during November and December to ensure Plant water during the dry months. The storage pond levels will be reduced during July to prepare for the wet season.

Detoxified leach tailings will be impounded in a 77,000 cubic metre capacity tailings pond located north of the flotation tailings dam. Leach tailings will be rich in Pb and Zn and may be removed for sale.

Detoxified leach tailings produced throughout mine life is anticipated at ±68,000cubic metres at a settled density of 1.7tonnes per cubic metre.

The supernatant from the leach tailings, expected to be about 90 cubic metres per day, will be further detoxified by two (2) aeration ponds, if cyanide degradation is not complete, prior to discharge to main TSF.

17.5.4	Waste Water Discharge

The 2.7 metre annual rainfall is estimated to produce a positive water balance of approximately 100,000 cubic metres per year. Where required by the Plant, excess water will be pumped at 100 cubic metres per hour and 120 metres head. The return water system provides the means of steady state discharge from the TSF by returning surplus water to the Plant for testing and treatment (if required) prior to being diluted with natural precipitation and discharge to the local runoff system. The discharge water quality will be monitored to ensure compliance with quality standards.

17.5.5	Tailings Storage Facility Closure

The TSF will be the most critical area requiring rehabilitation. The mine closure requirements and a number of options have been considered including treat and release, low permeability evapo-transpiration cap and a passive treat and release wetland system.

A treat and release system would require long term plant on site (e.g. conventional high-density lime-sludge treatment plant) together with technical staff to man it. A low permeability evapo-transpiration cap may allow oxidation to occur within sulphide rich tailings. Therefore, the preferred option is a passive treat and release wetland system.

•	Partially Capped Passive Treatment (Wetland) Option

This option will involve the following steps:

o	Partial cover with a cap of local low permeability silt and clay and leaving a wetland near the dam.

o	Deposit an organic soil layer on top of the partial cap and re-vegetate with local grasses.

o	Plant wetland with local vegetation adapted to wetland conditions.

o	The final spillway will bemade permanent using concrete.

o	The cut off drain will be discontinued allowing the catchment to flow through the wetland on top of the TSF.

o
The supernatant will be treated and a permanent weir constructed to ensure that the pond remains flooded with natural runoff to a minimum depth of 1.73m water cover. This will ensure that the wetland remainsactive through the dry season.

o
A second smaller wetland is planned to be created below the TSF and will have the toe-drain and under-drain discharge directed into it. These discharges will mix with discharge from the wetland on top of the TSF.

o
Residence time in each wetland will be designed to allow any metals in solution to form low-solubility complexes and be incorporated into the wetland sediments. The resultant outflow will be to the Dak Sa River.

o
This will provide a steady state sustainable rehabilitation option requiring monitoring at regularintervals. The long-term sustainability of this option can be proven prior to closure by using representative humid cell tests of in-situ tailings and modelling of Acid-Base-Accounting (ABA) results.

Final post-mining land-use plans will be made in consultation with the Phuoc Son Peoples Committee and local community prior to the closure of the TSF. This consultative approach will provide the best outcome for the final usage of the TSF.

17.6	Environmental Management

An Environmental Impact Assessment (EIA) for the Phuoc Son Project was prepared in early 2003 by environmental consultancy Kingett Mitchell Limited, Auckland, New Zealand, based on regional environmental studies of the Dak Sa Project carried out by New Vietnam Mining Co. and Knight Piesold during the period of 2002-2003.

The EIA was completed in accordance with Vietnamese Law on Environmental Protection and Governmental Decrees on environmental protection. This EIA presented environmental studies, environmental impact analysis and mitigation measures together with the positive aspects of mine development using the template specified by Vietnamese environmental protection law, decrees and circulars. The Ministry of Natural Resources and Environment issued an approval of the EIA under Reference No. 1698/QD-BTNMT on 29 November 2004.

The 2005 Micon Report, précised elements of both the Kingett Mitchell and Knight Piesold reports. These elements and additional information compiled by PSGMC are summarized in the following sections.

17.6.1	Potential Environmental Impacts

Mining and processing methods have been studied and specifically selected to recover the gold resource effectively and efficiently and to mitigate adverse impacts on the environment. These are being refined as the project moves toward feasibility.

The three principal operational stages are:

1.	Mine construction

2.	Mine operation: Mining and Processing

3.	Post-operation closure

Each stage will have the potential to create differing environmental impacts. These potential environmental impacts may affect the physical resources, the ecological resources and have socio-economic impacts.

1.
During mine construction and development, the main contaminants that could have a detrimental environmental impact, if adequate mitigation measures are not put in place, will consist of dust, toxic gases, solid waste, industrial discharge and domestic sewage. Dust and toxic gas, where present, will result from mine infrastructure construction, drilling, blasting, surface leveling, transportation, loading and dumping of waste rock. Processing may also create dust, noise and suspended solids in water. Solid wastes, industrial discharges and domestic sewage could be released to the environment due to waste rock dumping, dispersion during mine development stages, processing and grinding and sewage/waste output from the mine camp.

2.	Factors that have the potential to generate environmental impacts during the life of the project are summarized below:

o	Dust and exhaust gases,

o	Noise,

o	Vibration from explosives,

o	Waste rock,

o	Rock scattering,

o	Wastewater containing oil and grease,

o	Transference of land use,

o	Wastewater containing suspended solids and dissolved contaminants,

o	Changes in land use,

o	Landscape modification,

o	Traffic,

o	Domestic discharge water and sewerage.

These potential sources of environmental impact will occur during construction and operational life-of-mine but will vary in intensity during the mine life.

3.	Following closure, potential environmental impacts are likely to be restricted to:

o	Waste rock stockpiles,

o	Contaminated seepage from waste rock and tailings,

o	Domestic wastes,

o	Modified landscape including workings, plant site and TSF site.

The main potential sources of environmental impactare related to the main activities carried out at the mine. For the underground mining project, contaminant sources are mainly related to mining activities, operation of the plant, waste rock and tailings storage.

•	Physical Impacts

Possible physical impacts include:

o
Impacts on ground water quality and levels can occur through dewatering from mining activity, decreased flow from capture of surface water through mine workings, impact of sediment from blasting and excavation, oxidation of sulfides and leaching into ground water from waste rock stockpiles, tailings and back fill.

o	Mine waste dumps have the potential for acid forming potential by oxidation of sulfides in the waste rock.

o
Impacts on air quality can arise during the mine construction and development phases, air can be polluted by land disturbance, dust emission and gases CO2, CO, SOx, NOx and hydro-carbons generated from explosive, operation of mining equipment, hauling facilities, crushing and grinding equipment.

o
Impacts on noise levels where the main potential noise sources are expected to be; mine ventilation system, haul trucks from mine to plant, plant site operations, disposal of spoil and road trucks, principally during the construction phase. Tailings pumps should achieve operational noise levels that do no impact on nearby infrastructure and a level of Leq40 dB(A) at any residential building is recommended.

Impacts on land through degradation of soil cover or soil quality due to erosion, weathering and pollution, conflict with local residents about changing land use within the project area; and loss of fertile land due to project development. As the total construction area will be approximately 14.5 hectares with proper mitigation and monitoring the impacts on the soil environment are expected to be minor.

•	Ecological Impacts

It is expected that there will be some loss of wildlife habitat in the areas disrupted by the development of the mine including the plant site, the waste rock dumps and the TSF. However, the mining area is small, comprising less than 10% of accessible forestland and less than 0.01% of the forest land within Phuoc Duc Commune. Most economically valuable trees have been extracted from the mining area.

Several areas where vegetation will be impacted are the TSF site and haul roads from Bai Go to the plant site. According to the preliminary evaluation of Phuoc Son Forestry Farm by the Forest Management and Exploitation Unit concluded that the forest to be affected by the project is not significant.

There may also be some local displacement of wildlife away from the project area due to the noise and activity created by mine activities. Following mine closure it may take 5 to 20 years a viable new ecosystem to be established upon the reclaimed land.

Given the small scale and limited project foot print there are unlikely to be long term ecological impacts.

•	Social Impacts

The Phuoc Son Project has the potential to have both positive and negative social impacts on the region.

Positive impacts will include employment opportunities and improvement of quality of life and living standards. The development of this project will not only provide jobs for local people, but will also contribute to the development of a modern mineral exploration industry, encourage the growth of new industries and services, and create educational opportunities.

The potentially negative impacts are mainly related to re-settlement, population pressure and exploitation of natural resources.

17.6.2	Unexpected Risks & Events

During project development some events may occur that pose a risk to mine workers. These include seismic disturbance due to the use of explosives, electrical leakage, roof rock instability, etc. These potential risks will mainly affect the project labour-force.  Further external risks include spillage and breach of the tailings storage dam due to abnormal weather phenomena (heavy rains, typhoon etc.).

17.6.3	Environmental Consequences of Not Developing the Project

If the project is not developed, any potential adverse environmental impacts will not occur. However, without the mining project, economic development in this area is likely to be greatly reduced or will not take place. Illegal artisanal mining activity is likely to continue and further degrade the local environment, which has been damaged by past illegal mining activities.

17.6.4	Prevention or Mitigation of Potential Negative Impacts on the Environment

During the project development and planning phase a number of options for mining, processing, plant location, cyanide destruction, TSF location and infrastructure locationwere considered. These project options have been finalized after due consideration of the nature of the ore body, potential environmental impacts arising during the development and operation of the mine and prevention or mitigation of those impacts.
Practical mitigation and control strategies have been incorporated into the design, construction, operation, and closure aspects of the project. The ongoing effectiveness of the control and mitigation strategies will be monitored through a comprehensive environmental social management plan that will continue through all phases of the mine operation and into post-closure to ensure that environmental and social objectives have been met.

Practical mitigation and control strategies will be carried out by designing and operating the project usingbest international management practices to control emissions and minimize the potential for accidental releases during operations. The application of proper pollution prevention and mitigation measures both during operations and after mine closure is of particular significance and conforms to international best practice mining methodology. The applications of these measures are described in detail in the EIA.

Closure and reclamation planning has become a critical cost issue for mine development worldwide. The most effective economical closure planning should bean integral part ofthe project development from the construction and development through operationsto closure phase. The reclamation work envisaged for the Phuoc Son Project is being developed tocomply with following principal rules:

o	Respect of the particularity of cultural and social customs and traditions of the local residents;

o	Minimize impacts of the wastes produced from mining activities on naturalfeaturessuch as topography, geomorphology, ecology, landscape and aesthetic appearance;

o	Limitnegativesocio-economic disturbances in the region as much as possible.

Mitigation and remediation of mining impacts such as high metal and sediment loadings in surface waters will be an integral part of the Phuoc Son Project, and will incorporate remediation of existing degradation by illegal mining activities. For example, existing waste rock stacks will be covered with soil and re-vegetated, reducing runoff and ultimately reducing turbidity, sedimentation and metal concentrations in receiving streams.

By controlling illegal mining operationsand mitigating environmental effects, it is envisaged there will bea net gain in ecological values and habitat quality.

17.6.5	Environmental Management, Monitoring & Supervision Program

The primary method of determining the environmental impacts attributable to mine development is through an environmental monitoring program. Developing good baseline data showing the environmental and socio-economic conditions of the pre-development site is a prerequisite for any international mining development. This is particularly important for the Phuoc Son Project in light of the pre-existing impacts from previous illegal mining withinthe Investment License area.

A program for environmental quality monitoring is being developed for application during mine operation and post-closure. This program will be used to monitor the environmental impact of mine development and evaluate the effectiveness of mitigation measures, as well as to separate natural or pre-existing impacts from those attributable to mine development. The EIA describes in detail the proposed environmental management and monitoring program as is being refined through the feasibility development process.

17.7	Project Implementation

The overall duration of the implementation of the Dak Sa project is estimated to be approximately 14 months from the completion of the Feasibility Study to the commissioning of the facilities. The project completion date is contingent on receipt of the permits and having project financing in place, as well as punctual delivery of major equipment. The schedule may be revised pending final commitments from suppliers and contractors. The following project milestones are suggested without definite dates, since completion of the exploration drilling and the subsequent feasibility study will influence the specific dates for the remaining tasks.

17.7.1	Project Milestones

The project schedule milestones include the following:

o
Complete exploration and in-fill exploration drilling in order to upgrade the resource category and model the resource the inferred portion of the resource lying beneath the previously defined mineable areas,

o	Complete the Feasibility Study for the project, using the results of this latest drilling, in order to define ore reserves and secure project financing,

o	Begin the detailed engineering, procurement and contracts administration, following the completion of the Feasibility Study,

o	Receive all relative permitsand mobilize for construction,

o	Start tailings dam area clearing,

o	Complete necessary infrastructure upgrades, such as roads, water supply and power supply,

o	Commence mine development,

o	Commence plant site preparation,

o	Complete detailed design and engineering of Gekko process modules, manufacture and deliver to site, and install and commission,

o	Order ball mill, ship to site, install and commission,

o	Complete the construction of all site buildings,

o	Complete commissioning ofthe crusher and plant modules,

o	Commence gold production.

17.7.2	Basis for Project Schedule

The schedule is based on the following principles:

o	The Mine will be Owner developed and operated;

o	Materials and equipment required for construction are pre-ordered for delivery to suit the construction commencements;

o	Construction works are contracted viz all surface earthworks, concrete steel, mechanical, electrical, processing, power line and tailings installations;

o	Wet season effects will be minimized, with earthmoving and concrete activities in drier months. Roof protection to be installed early to assist construction;

o	Licences and permits granted to avoid delaying the project;

o	Project Financing in place;

o	Used mills with price and time savings against new units potentially save 10 weeks in the schedule;

o	Pre-production will commence after the development of the upper ⅓ of the orebody. Ore will be stockpiled on the surface pending Plant completion;

o
PSGC will manage Plant and Infrastructure implementation with designers, vendors and contractors including Gekko providing support services including supervision, training start-up, commissioning and after sales back-up.

17.8	Capital Cost Estimate

The total estimated life-of-mine capital for the project is $44.26 million; this is made up from $33.02 million of pre-production capital and $11.23 million of sustaining capital.

17.8.1	Pre-Production Capital

The capital cost summary for Pre-production is set out in Table 73 - Pre-Production Capital Summary and includes a 15% contingency.

AREA	ELEMENT	COST
	Capital Development	$4,993,520
MINE	Mobile Fleet	$1,230,608
	Equipment	$416,843
	Mine Infrastructure	$312,918
Sub-Total	Sub-Total	$6,953,889
	Laboratory	$205,000
	EPCM	$30,750
	Crushing	$1,899,838
	Grinding	$1,890,852
	Gravity	$558,447
	Flotation	$1,211,718
	Regrind	$252,760
	Leaching	$1,007,881
	Filtration	$481,054
PROCESS PLANT	Electrowinning	$376,606
	Resin Column	$525,220
	Detoxification	$250,101
	Gold Room	$103,526
	Reagents	$225,402

	Utilities	$238,768
	Motor Control Centre	$86,794
	Capital Spares	$339,043
	First Fill Costs	$300,296
	Mill Infrastructure	$665,715
Sub-Total	Sub-Total	$10,649,771
	Power	$3,572,803
INFRASTRUCTURE	Tailings Dam	$2,520,418
	Roads and Buildings	$1,795,364
Sub-Total	Sub-Total	$7,888,585
	Environmental	$227,534
	Communications	$75,000
GENERAL	Batching plant	$79,500
	Vehicles	$188,621
	General Administration	$2,267,915
Sub-Total	Sub-Total	$2,838,570
	Banker's cost, charges, etc	$360,000
	Licenses and Permits	$10,000
OWNER’S COST	Compensation	$10,000
	Ex Gratia Payments	$5,000
	Mine Opening Ceremony	$-
Sub-Total	Sub-Total	$385,000
TOTAL		$28,715,815
CONTINGENCY 15%		$4,307,372
GRAND TOTAL		$33,023,187

Table 73 - Pre-Production Capital Summary

17.8.2	Sustaining Capital

The capital cost summary for Pre-production is set out in Table 74 - Sustaining Capital Summary.

AREA	ELEMENT	COST
	Capital Development	$5,191,158
MINE	Mobile Fleet	$2,485,819
	Equipment	$-
	Mine Infrastructure	$108,905
Sub-Total	Sub-Total	$7,785,882
	Laboratory	$-
	EPCM	$-
	Crushing	$176,649
	Grinding	$142,178
	Gravity	$58,925
	Flotation	$122,594
	Regrind	$20,723
	Leaching	$110,737
	Filtration	$52,200
PROCESS PLANT	Electrowinning	$39,345
	Resin Column	$55,858
	Detoxification	$26,539
	Gold Room	$11,503
	Reagents	$25,045
	Utilities	$25,280
	Motor Control Centre	$9,644
	Capital Spares	$-
	First Fill Costs	$-
	Mill Infrastructure	$-
Sub-Total	Sub-Total	$877,220
	Power	$-
INFRASTRUCTURE	Tailings Dam	$803,870
	Roads and Buildings	$-
Sub-Total	Sub-Total	$803,870
	Environmental	$-
	Communications	$-
GENERAL	Batching plant	$-
	Vehicles	$-
	General Administration	$150,295
Sub-Total	Sub-Total	$150,295
	Banker's cost, charges, etc	$-
	Licenses and Permits	$-
OWNER’S COST	Compensation	$-
	Ex Gratia Payments	$-
	Mine Opening Ceremony	$150,000
Sub-Total	Sub-Total	$150,000
TOTAL		$9,767,267
CONTINGENCY 15%		$1,465,090
GRAND TOTAL		$11,232,357

Table 74 - Sustaining Capital Summary

17.8.3	Basis for Capital Cost Estimates

o	Mining Costs

The basis for the mining costs is listed below:

•
Mining mobile fleet was costed on a lease with option to purchase basis from preferred contractor, Manila based Paramina Earth Technologies. Costs comprising shipping to Da Nang, transport to Site and return to Philippines, if not purchased by PSGC, is allowed. Transit insurance, government taxes and customs duties are provided for in estimates.

•
Mining cost estimates were prepared from first principles utilising rates for labour and equipment in an owner mining operation, utilising the services of expatriate Filipino supervisory and training staff.

•	General management is costed based on a skilled expatriate basis.

•	The capital development works is to be carried out over a period of about 15 months from Months 0 to 14. All costs of accessing ore including development, ramps and all raise boring are capitalised.

•	Establishment costs of mine infrastructure including workshops, cap lamp room, pumping, ventilation, offices, change rooms and ablutions facilities are capitalised.

•	Power for the construction period is provided from hired generator sets operated by PSGC.

o	Process Plant

The basis for the processing capital costs is listed below:

•
Treatment Plant costs estimates were prepared by Gekko, with tenders called for on all major plant. The Gekko price includes for this equipment, EPCM costs, steel and platework, piping, electrics and instrumentation, design and supervision.

•
Earthworks, concrete, Quantities of concrete, steel, platework, piping, electrical and instrumentation supply items were estimated and prices were built up based on a combination of tendered, estimated and data base prices.

•	Civil works for the process plant will be designed by the Process Plant designer Gekko Systems.

o	Tailings Facilities

The basis for the tailings capital cost estimate is listed below:

•       The tailings dam and associated works were designed in concept by Coffey International.

•	The PSGC Team priced the tailings dam works based on the database derived from the recently constructed Bong Mieu tailings facility.

o	Infrastructure

The basis for the infrastructure capital costs estimates is listed below:

•	The facilities were scoped by PSGC and estimated utilising prices and rates from local contractors.

•	Designs have been developed to suit local conditions prevailing.

•	Facilities are to be constructed by an Owner team utilising direct hire and local contracting entities.

•	Systems for distribution of water between mine, plant and camp and within the plant were scoped and costed by the PSGC Team.

•
Power generation has been considered on a staged basis commencing with temporary power and moving to a permanent system. The permanent system is designed to utilise grid power, but with full back up capacity being available from diesel generators. The system was scoped and costed by the PSGC Team.

17.9	Operating Cost Estimate

A summary of the operating costs per tonne milled is presented in table 75 - Operating Cost Summary below.

Cost Description	Unit Cost (US$/tonne)
Mining	31.98
Mine Overhead and Maintenance	6.82
Mine Engineering	2.03
Mine Geology	1.79
Processing	17.67
Environment	4.87
General and Administration	6.44
Safety	1.07
TOTAL	72.67

Table 75 - Operating Cost Summary

o	Mine Operating Costs

Mining operating costs are estimated from first principles and are calculated as US$ 53.04 million. The total mining operating cost is based on:

•	Mechanised cut-&-fill stoping cost is composed of the following costs: drifting-in-ore, breastholing, ore trucking, fill preparation, ROM backfill delivery and utilities costs.

•	Mechanised room-&-pillar mining cost is comprised of drifting-in-ore, trucking, ROM backfill delivery and utilities costs.

•	Slusher room-&-pillar mining method encompasses drifting, trucking, rockfilling and utilities costs.

•	Shrinkage stoping cost comprises: breasting, trucking and utilities.

Four stoping methods are planned with a calculated cost per tonne for each; US$ 28.92 per tonne for mechanized room-&-pillar, US$ 32.57 per tonne for room-&-pillar using slushers, US$ 45.02 per tonne for mechanized cut-&-fill stoping, and US$ 21.47 per tonne for shrinkage stoping. Stope development costs are US$ 22.99 per tonne.

o	Processing Costs

The processing costs are calculated on a 500 tonne per day operating plant. The process operating costs for this plant production rate are summarised in Table 76 - Summary of Plant Operating Costs below.

Operating Cost type	Unit Cost (US$/t)
Reagents, Comminution Media/liner	6.68
Power	4.11
Maintenance	1.60
Labour	3.35
Day Rates for FEL and Truck	0.90
Laboratory	0.50
Consumables	0.53
TOTAL	17.67

Table 76 - Summary of Plant Operating Costs

•	Total salary cost of US$ 585,872 which includes a 30% on-cost distributed across all the plant areas based on the operating requirements for each area,

•	Power costs are based on a unit cost of 0.087 US$/kWh,

•	Crushing: major cost items are front end loader day rates and the wear parts on the primary and secondary crushers,

•	Grinding: major cost item is grinding media and liners,

•	Gravity: major cost items are jig replacement screens, ragging and cyclone wear parts,

•	Flotation: major cost items are the reagents,

•	Re-grind: Major cost items are grinding media and liners,

•	ILR: major cost items are the reagents sodium cyanide and hydrogen peroxide,

•	Filter Press: major cost items are filter cake removal, replacement filter cloths and plates,

•	Direct EW: major cost items are replacement anodes,

•	Resin Column: replacement screening mesh and screens, reagents and resin attrition,

•	Cyanide detoxification: major cost items are Hydrogen peroxide and Copper Sulphate,

•	Gold Room: major cost items are reagents and consumables.

o	Labour Costs

The costs of staff and labour employed by PSGC have been derived by PSGC, based on the costs applicable at similar mining operations in Vietnam.
Management and supervisory labour is based on third country national rates as appropriate.

Provision is made for transport and entertainment, superannuation, taxes, social security insurance, recruitment and work permit costs as appropriate.

The Ministry of Labor, War Invalids and Social Affairs (MOLISA) has fixed the minimum wage in Vietnam and sets the pay scales for workers and the minimum terms and conditions for employment. These have been used as a basis for theapplicable terms and conditions for Phuoc Son.

17.10	Economic Evaluation

Cautionary Statement:Terra Mining Consultants/Stevens & Associates notes that the preliminary assessment is preliminary in nature, that it includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The economic evaluation presented herein is based on parameters provided by PSGC to John Glenn, and a financial analysis completed by him. This evaluation was carried out prior to the updated resource estimates being completed for this report and is based on the previous resource and reserve work.

The updated resources audited herein and the results of exploration drilling, metallurgical studies, infill drilling and further resource updating, revised reserve definition, along with all other studies for the Feasibility Study, will be included in the updated financial modeling and evaluation for the project and will be subject to separate technical audit under NI43-101 when complete.

17.10.1	Economic Analysis Summary

The parameters and economic outcomes of the Dak Sa Gold Project are summarised in Table 77 - Project Summary: Economic Outcomes .

Economic Analysis Summary Description	US$ (where applic.)
Months 1-15
Mine, Processing plant, Infrastructure and owners costs (including working capital1)	$35,494,053
Operating Costs	$1,760,543
Mining throughput (total) (t)	38,273
Months 16-66
Mining throughput (total) (t)	702,125
Processing throughput (total) (t)	740,397
Mine, processing plant, infrastructure and owners costs (sustaining capital including recovery of Working capital1)	$9,807,041
Operating Costs	$49,825,937
Life of Mine
Life of Mine capital mine, processing plant, infrastructure and owners costs	$45,301,095

Operating Costs	$51,586,480
Gold Production (total gold payable) (oz)	227,344
Operating Costs ($ per payable oz)	227
Net Revenue	$131,697,194
Net Pre tax Cash-flow ($ 000s)	$34,809,619
NPV @ 7.5% (pre-tax)[2]($ 000s)	$23,148,143
NPV @ 10% (pre-tax) [2]($ 000s)	$20,055,059

NPV @ 12.5% (pre-tax) [2]($ 000s)	$17,276,638
IRR (pre-tax)[2]	38.7%
Payback period (years)	2.67

Table 77 - Project Summary: Economic Outcomes

1 includes indirect taxes (working capital impact), operational working capital and contingency
2 NPV s and IRR pre-tax (income tax and fiscal regime applying to Dak Sa will be determined in consultation with the appropriate government authorities in Vietnam including the Ministry of Planning and Investment, the General Department of Taxation and the Ministry of Finance in coming months).

No inflation was accounted for in the economic model for Dak Sa and all costs are presented in US$.  Key parameters in terms of economics have been kept constant throughout the cash-flow model.

Estimated project cash-flows were used to determine pre-tax net present value (NPV) and internal rate of return (IRR) for the base case (see explanation of the DCF in section following).

17.10.2	Basis of Economic Evaluation

Terra Mining/Stevens and Associates have reviewed the data provided by PSGC recognizing that the estimates and costings are being updated for the forthcoming feasibility study and may change. It is recognized that these estimates of capital, operating costs, production rates and revenues are estimates only and will vary from actual figures.

o
The economics of the Dak Sa Gold Project have been evaluated using discounted cash-flow (DCF) analysis.  Using this methodology, mine revenues and costs are projected into the future (in the case of Dak Sa, these projections have been completed on a monthly basis, however months 28-66 of the project have been truncated into quarters in the financial model).

o	Net revenues for the project are determined by calculating the gross value of metal (gold) produced and deducting all applicable transport, refining and royalty costs.

o	Net annual cash flow is calculated by deducting capital costs and operating costs from net revenues.

o	The net annual cash flows are discounted back to the date of valuation at a chosen discount rate, and totaled to determine the project s net present value (NPV).

o
The NPV in DCF analysis traditionally involves the application of a Weighted Average Cost of Capital (WACC) applicable to a projects cash flow as the discount rate.  At the date of this study, the precise funding plan for the Dak Sa Gold Project is still being determined but is likely to involve some form of debt financing.

o	On this basis and reflecting the consequential influence of debt financing on theWACC), discount rates of 7.5– 12.5% p.a. will be applied to the project cash flows to establish NPV’s.

o
 The pre-production period has been estimated as taking 15 months and includes construction and development expenditure. Operations are deemed to commence after this time period in the financial model. NPV’s have been calculated as at the commencement of month 1 of the preproduction period.

o	An internal rate of return has been calculated for the Project, equivalent to the rate of return at which the NPV equals zero.

The payback period is stated in terms of the number of years (and fractions of years) from the production start date required to pay back the initial capital investment, excluding sunk costs, but including working capital, based on the undiscounted cash flow.

17.10.3	Assumptions

The following assumptions are used in the economic evaluation.

•	Pre-Production Capital: A total of US$ 33.02 million.

•	Sustaining Capital: A total of US$ 11.23 million.

•	Working Capital: A total of US$ 3.55 million.
•	Operating Costs: US$53.347 million (US$72.05/tonne processed and US$234.65/recovered ounce of gold)

•	Royalties & Taxation: A royalty of 3% of net operating revenues (gross revenue less transport and refining costs) is payable to the Vietnamese government.

•	Gold Price: US$ 600.00 per ounce

•	ROE: USD 1 = VND 16,000

•	Refining and Transport Costs $226.91 per delivery, 3 per month

•	Diesel Price: US$0.50 per litre.

•	Mine Closure and Salvage Value: No allowance made for closure on the basis that the operations are expected to continue substantially past the 4.5 year base case.

•	Depreciation and Amortisation: No allowances have been made for Depreciation or Amortisation of Capital Assets as the taxation regime for the Dak Sa project is still to be established.

•
Indirect taxes such as VAT have been accounted for in the capital assumptions for the Dak Sa Project. VAT recovery has been assumed to take up to 6 months from date of payment, and this working capital allowance has been incorporated into the project modelling.

•	Insurance: A total of US$1.3 million has been incorporated for insurances, excluding any allocation for Political Risk Insurance, which has not been allowed for in the study.

17.10.4	Sensitivity Analysis

Various sensitivities to the base case were run using the project model. The incremental change in the economics are summarised in Table 78 - Project Sensitivities.

The sensitivity analysis (based on a 10% discount rate) shows that the project is most sensitive to the gold price and gold recovery grade. Dak Sa is relatively insensitive to changes in capital or operating costs.

Parameter	IRR (%)	NPV (10%) (US$Million’s)
Base case	38.7	20.06
Sensitivity :
Gold price
-20	9.9	0.04
-10	24.7	10.00
+10	52.1	30.10
+20	65.2	40.15

Operating costs
-20	49.1	27.84
-10	43.9	23.95
+10	33.4	16.16
+20	28.0	12.27

Capital costs
-20	59.0	28.26
-10	47.8	24.16
+10	31.0	15.95
+20	24.5	11.85

Gold Recovery
-20	10.0	0.00
-10	24.7	10.03
+10	52.1	30.08
+20	65.1	40.10

Table 78 - Project Sensitivities

17.10.5	Project Cashflow

The Dak Sa Project cash flow was estimated to EBITDA level (includingkey physicals) is summarized in Table 79 - Project Cashflow Summary.

Operations Calendar Year				2008	2009	2010	2011	2012	Project
				(1 Qtr)
PROJECT	CASHFLOW
SUMMARY (EBITDA)

Gold Sales Price			US$/oz	600	600	600	600	600	600

Mill Feed			tonnes	38,290	176,500	176,500	176,500	172,607	740,397
Gold	Head	Grade
(recovered)			g/t	16.47	13.69	10.64	6.76	5.73	9.60

Payable Metal				20,172	77,309	60,053	38,177	31,634	227,344

Revenue

Gross Gold Revenue			US$ m	12.10	46.39	36.03	22.91	18.98	136.41

Royalties, Refining & Other Charges			US$ m	(0.41)	(1.57)	(1.24)	(0.82)	(0.68)	(4.71)

Net Gold Revenue			US$ m	11.69	44.82	34.79	22.09	18.30	131.70

less:
Opex, G&A	and	Owners
Costs			US$ m	(3.47)	(13.32)	(12.66)	(12.49)	(9.64)	(51.58)

EBITDA			US$ m	8.22	31.50	22.13	9.60	8.67	80.11

Table 79 - Project Cashflow Summary

17.11	Preliminary Assessment Update for Expanded Resource

A high-level preliminary assessment has been undertaken by Terra Mining Consultants/Stevens & Associates based on the updated resources and the estimate of the mineable portion of the resource, and is intended for indicative purposes only. A full financial assessment will be conducted on the project as part of the current work-in-progress Olympus study document.

The preliminary assessment applied to the expanded mineral resource and the estimated portion of the mineable resource is shown in the Table 80 - Preliminary Assessment on the Estimate of the Mineable Portion of the Resource (incl. Inferred Resources) on the following page.

										Period
Description	Units Factor																	Total	Note
				Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13
Mining:
Bai Dat Ore Tonnes Mined	t			25,000	175,000	133,460												333,460	(1)
Bai Dat Ore Grade Mined	g/t			12.74	12.74	11.02												12.05	(1)
Bai Go Ore Tonnes Mined	t					41,540	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	23,586	1,815,126	(1)
Bai Go Ore Grade Mined	g/t					4.73	4.79	4.50	4.59	4.37	4.62	5.53	6.71	6.61	5.98	5.18	4.64	5.27	(1)
Total Ore Tonnes Mined	t			25,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	23,586	2,148,586
Total Ore Grade Mined	g/t			12.74	12.74	9.52	4.79	4.50	4.59	4.37	4.62	5.53	6.71	6.61	5.98	5.18	4.64	6.32
Cumulative Total Ore Tonnes Mined	t			25,000	200,000	375,000	550,000	725,000	900,000	1,075,000	1,250,000	1,425,000	1,600,000	1,775,000	1,950,000	2,125,000	2,148,586
Waste:
Development	t			89,000	97,700	46,000		54,350	54,350	54,350	54,350	54,350	54,350	54,350	54,350	7,320		674,820	(2)
Processing:
Total Ore Tonnes Processed	t				131,250	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	92,336	2,148,586
Total Ore Grade Processed	g/t				12.74	10.79	6.65	4.61	4.55	4.46	4.52	5.18	6.25	6.65	6.23	5.50	5.05	6.32
Gold Recovery	%	94%			94%	94%	94%	94%	94%	94%	94%	94%	94%	94%	94%	94%	94%		(3)
Gold Recovered	g				1,572,272	1,774,851	1,093,567	758,956	749,135	733,317	744,220	851,292	1,028,191	1,094,104	1,024,576	904,355	437,961	12,766,796
Gold Ounces	ozs				50,550	57,063	35,159	24,401	24,085	23,577	23,927	27,370	33,057	35,176	32,941	29,076	14,081	410,462	(4)
Revenue:
Gold Revenue	$ /oz	$700			35,384,777	$39,943,913	$24,611,271	$17,080,682	$16,859,664	$16,503,665	$16,749,042	$19,158,746	$23,139,953	$24,623,372	$23,058,600	$20,352,977	$9,856,536	$287,323,199
Operating Costs:
Mining Costs (per t milled)	$ /t	$39.64			5,202,750	$6,937,000	$6,937,000	$6,937,000	$6,937,000	$6,937,000	$6,937,000	$6,937,000	$6,937,000	$6,937,000	$6,937,000	$6,937,000	$3,660,205	85,169,955	(5)
Processing Costs (per t milled)	$ /t	$17.68			2,320,500	$3,094,000	$3,094,000	$3,094,000	$3,094,000	$3,094,000	$3,094,000	$3,094,000	$3,094,000	$3,094,000	$3,094,000	$3,094,000	$1,632,503	37,987,003	(5)
General & Admin (per t milled)	$ /t	$14.73			1,933,313	$2,577,750	$2,577,750	$2,577,750	$2,577,750	$2,577,750	$2,577,750	$2,577,750	$2,577,750	$2,577,750	$2,577,750	$2,577,750	$1,360,112	31,648,674	(5)
Total Cash Costs				$-	$9,456,563	$12,608,750	$12,608,750	$12,608,750	$12,608,750	$12,608,750	$12,608,750	$12,608,750	$12,608,750	$12,608,750	$12,608,750	$12,608,750	$6,652,820	$154,805,633
Cash Costs Per Tonne	$ /t				72.05	72.05	72.05	72.05	72.05	72.05	72.05	72.05	72.05	72.05	72.05	72.05	72.05	$72.05
Cash Costs Per Au Ounce	$ /oz				187.07	220.96	358.62	516.73	523.51	534.80	526.96	460.68	381.42	358.45	382.77	433.65	472.48	$377.15
Royalties		3%			283,697	$378,263	$378,263	$378,263	$378,263	$378,263	$378,263	$378,263	$378,263	$378,263	$378,263	$378,263	$199,585	4,644,169	(6)
Cash Flow Before Tax & Capital				$-	$25,644,517	$26,956,900	$11,624,258	$4,093,669	$3,872,652	$3,516,653	$3,762,029	$6,171,733	$10,152,941	$11,636,360	$10,071,588	$7,365,965	$3,004,132	$127,873,397
Capital Expenditure:
Mine Development				$6,049,392														6,049,392	(7)
Processing Plant				$10,649,772														10,649,772	(7)
Infrastructure				$7,036,814														7,036,814	(7)
General & Owners Cost				$3,526,427														3,526,427	(7)
Preproduction Operating Costs				$1,149,990														1,149,990	(8)
Sustaining Capital					1,863,338	$2,647,901	$2,647,901	$2,647,901	$2,451,760	$2,451,760	$2,451,760	$2,451,760	$2,451,760	$2,451,760	$2,451,760	$367,764		27,337,127	(9)
Working Capital					3,552,777													3,552,777	(10)
Contingency		15%		$4,261,859	812,417	$397,185	$397,185	$397,185	$367,764	$367,764	$367,764	$367,764	$367,764	$367,764	$367,764	$55,165	$-	8,895,345	(11)
Total Capital Expenditure				$32,674,254	$6,228,532	$3,045,086	$3,045,086	$3,045,086	$2,819,524	$2,819,524	$2,819,524	$2,819,524	$2,819,524	$2,819,524	$2,819,524	$422,929	$-	68,197,644
Net Cash Flow			-$	32,674,254	$19,415,985	$23,911,814	$8,579,172	$1,048,583	$1,053,127	$697,128	$942,505	$3,352,209	$7,333,416	$8,816,836	$7,252,063	$6,943,036	$3,004,132	59,675,753
Cumulative Cash Flow			-$	32,674,254	13,258,269	$10,653,545	$19,232,717	$20,281,300	$21,334,428	$22,031,556	$22,974,061	$26,326,270	$33,659,686	$42,476,522	$49,728,586	$56,671,622	$59,675,753
Project IRR (Pre-Tax)				37%
Project NPV (Pre-Tax)		7.5%		$32,867,238
		10%		$27,128,846
		12.5%		$22,385,662

Table 80 - Preliminary Assessment on the Estimate of the Mineable Portion of the Resource (incl. Inferred Resources)

The following notes apply to the above table:

•	Note (1): Tonnes and grade based on diluted mineable resource estimate derived from the updated mineral resource; and assumes a top down orebody extraction sequence

•
Note (2): Development tonnes during initial years are as per Olympus estimate in current work-in-progress study (rounded), subsequent development tonnes based on a tonnes development per tonne stoping derived from Olympus estimates for years 1-4, and applied for years 5-13 one year in advance

•	Note (3): Gold recovery value (94%) as extracted from current work-in-progress Olympus study document

•	Note (4): Conversion of Au grams to Troy ounces using 31.1035

•	Note (5): Operating costs ($/t milled) extracted from current work-in-progress Olympus study document

•	Note (6): Royalty rate (3%) extracted from current work-in-progress Olympus study document

•	Note (7): Summary capital costs extracted from current work-in-progress Olympus study document

•	Note (8): Pre-production operating costs extracted from current work-in-progress Olympus study document and adjusted based on ore tonnes mined

•
Note (9): Sustaining capital extracted from current work-in-progress Olympus study document and averaged over years 1-4, and assuming year 1 from month 16 onwards; for year 5-12 sustaining capital is assumed to be yearly average of years 1-4, with adjustment for final period to cater for partial year

•	Note (10): Working capital extracted from current work-in-progress Olympus study document and assumed to occur in first quarter of Year 1 (as per Olympus)

•	Note (11): Contingency (15%) as per current work-in-progress Olympus study document

A US$700.oz is assumed for gold revenue in the preliminary assessment. Table 81 - Preliminary Assessment: Impact of Gold Price Variation below presents the impact of varying the gold price by $50 increments.

Gold Price	IRR	NPV ($ million)
		7.5%	10%	12.5%
$650/oz	26%	19.28	15.03	11.51
$700/oz	37%	32.87	27.13	22.38
$750/oz	47%	46.45	39.23	33.26
$800/oz	57%	60.03	51.33	44.14

Table 81 - Preliminary Assessment: Impact of Gold Price Variation

It should also be noted that the preliminary assessment does not include revenue from silver (Ag), Lead (Pb) or Zinc (Zn) processed. This would present an upside to the preliminary assessment.

17.12	Risk Assessment

Areas of project risk identified by Olympus to date is summarised in Table 82 – Project Risk Assessment Summary below.

Risk	Comment
Geology: Interpretation
Bai Go has previously been described as a complex orebody with a number of mineralized zones present. The ore body risk from misinterpretation has been reduced through detailed reinterpretation using the primary geological controls for ore body interpretation and modeling. This is being further enhanced within infill drilling.

Mining: Mining Grade Less Than Planned	Risks associated with variability in mine grade can be controlled with well directed grade control procedures established prior to mining and reviewed regularly during mining.
Mining: Excessive Dilution
Dilution will be managed through a conservative approach to pillar layout, a robust and conservative dilution model and support strategy, coupled with an ongoing proactive geotechnical program using industry standard practices.

Mining: Development-Long Term Stability	The risk to the main accesses for the mine has been minimized by placing these remotely from the stoping areas of the mine in all instances.

Mining: Ore Pass Risk	Risk of blockages or runaways are managed by installation of oversize protection grizzlies at ore-pass feed points and by loading chutes at discharges.
Mining: Mining Method Risk
A number of mining methods have been assessed. Room-&-pillar (mechanized and slusher), cut-&-fill and shrinkage stoping. The approach being adopted will allow flexibility of mining method to suit orebody variability.

Mining: Safety
Flooding risks could occur through the presence of artisanal workings, and unstable ground conditions. The potential for flooding will be managed by a proactive risk identification and mitigation program.
A second egress will be established using ventilation raises and a second decline into Bai Dat.

Personnel
Risks are associated with recruiting and retaining qualified local and expatriate staff in the areas of mining, processing and administration. Olympus has instigated a program of recruitment and training to mitigate this potential risk drawing on its experience at Bong Mieu.

Metallurgical and Plant
Risks identified associated with metallurgy include gold recovery variability, plant design and equipment availability. These risks are being mitigated by further metallurgical testing of the Bai Go and Bai Dat ore bodies, detailed plant design in progress design.

Operating Costs
Costs used in the current financial analysis are mostly based on June 2006 estimates. These may have changed due to factors such as market conditions, exchange rate fluctuations, remuneration variations

Table 82 – Project Risk Assessment Summary

18.0                         INTERPRETATION AND CONCLUSIONS

18.1	Mineral Resources & Mineable Resource

The Phuoc Son Project has clearly demonstrated potential for significant gold, silver and basemetal Mineral Resources. Total Mineral Resources confirmed by this technical review are set out in Table 83 - Combined Bai Go & Bai Dat: Gold, Silver, Lead & Zinc Mineral Resources.

Category	Tonnes	Au	Ag	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Measured	157,450	13.06	22.79	1.91	0.73
Indicated	442,810	10.20	12.12	0.85	0.48
Measured+Indicated	600,260	10.95	14.92	1.13	0.55
Inferred	1,955,400	6.77	5.17	0.36	0.09

Table 83 - Combined Bai Go & Bai Dat: Gold, Silver, Lead & Zinc Mineral Resources

As can be seen from the table above, there has been as significant increase in the defined Mineral Resources within the Dak Sa project, with an overall increase in the total resource and an upgrade in the Measured and Indicated Resource confidence categories. The current in-progress resource infill drilling will further enhance the mineral resource estimate, and in particular should convert some of the current Inferred Resources to a higher confidence level.

For Bai Dat and Bai Go the total diluted mineable portion of the measured and indicated resources (as shown in Table 84 - Combined: Potentially Mineable Portion of the Mineral Resource @ 3g/t Au Cut-Off), at a 3 g/t cut-off, is estimated to be 560,720 tonnes of ore with an average grade of 9.36 g/t Au. The total diluted mineable portion of the inferred resources is estimated to be 1,587,770 tonnes of ore with an average grade of 5.25 g/t Au. The proportion of inferred resources included in the total potentially mineable portion of the mineral resources is 74% and 61%, based on tonnes and contained gold respectively.

Deposit/Category	Tonnes	Au	Ag	Pb	Zn
Bai Dat (Meas+Ind)	255,330	13.31	14.42	10,019	9,931
Bai Go (Meas+Ind)	305,390	6.06	10.81	9,165	469
Total (Meas+Ind)	560,720	9.36	12.45	9,554	4,778
Bai Dat (Inferred)	78,130	7.94	8.70	6,237	7,007
Bai Go (Inferred)	1,509,640	5.11	3.30	2,422	241
Total (Inferred)	1,587,770	5.25	3.57	2,610	574

Table 84 - Combined: Potentially Mineable Portion of the Mineral Resource @ 3g/t Au Cut-Off

Preliminary assessments indicate that the mineable portions of the resources in the measured and indicated category are sufficient to support mining. It is also recognized that these measured and indicated resources are associated with significant inferred resources. Additional in-fill drilling should therefore be carried out to convert these inferred resources to the measured or indicated categories.

Cautionary Statement:Terra Mining Consultants/Stevens & Associates notes that the preliminary assessment is preliminary in nature, that it includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

18.2	Exploration Development

Olympus is progressing with the exploration development program at Bai Dat (South Deposit) initially with a view to the decline reaching the ore body in early 2008. A further development drive to Bai Go (North Deposit) will facilitate delineation of the mineralized area at Bai Chuoi.

18.3	Exploration

The Company has embarked on an extensive program of infill resource drilling, resource expansion drilling and exploration drilling totaling around 38,000 metres during the remainder of 2007 and through 2008. These programs’ key objectives are to complete 25,000 metres of exploration and evaluation drilling at the Dak Sa deposit and undertake a further 13,000 metres of exploration drilling on currently untested prospects to target 3 to 3.5 million tonnes of reserves and resources at a grade of 8 to 10 g/t Au and to achieve 900,000 ounces by the end of 2008.

18.4	Exploration & Development Potential

The Phuoc Son Project has already outlined significant gold reserves and resources that warrant proceeding to feasibility. There is potential to substantially increase these within the Dak Sa mine area and locate other gold deposits on several of the untested prospects within the investment license.

Olympus Pacific are following a program of early development of a small scale relatively high grade gold mine at Bai Dat and Bai Go paving the way for an expanded mining operation with exploration success.

19.0                        RECOMMENDATIONS

19.1	Olympus’ 2007-2008 Work Plan and Budget

Olympus Pacific has recently completed a Capital Raising of US$ 25 million for its SE Asian projects. A significant portion of these funds are to be applied to the Phuoc Son Project for a vigorous exploration program with the aim of significantly increasing the NI43-101 compliant resource base, completing development optimization and commencing mine production.

Details of the exploration program are outlined in Section 9.4. The budget and program can be divided into 3 parts, firstly Phuoc Son Regional Exploration, secondly Dak Sa Exploration and Resource Definition and thirdly, Dak Sa Feasibility.

The regional exploration program over Phuoc Son will comprise comprehensive mapping and sampling programs along with substantive drilling of identified targets. Total drilling is estimated at 13,320 metresand the programs are budgeted to cost US$ 3.05 million as detailed in Table 85 - Phuoc Son 2007-2008 Regional Exploration Work Plan and Budget.

Area	Work Program	Units	Cost (US$)	Total (US$)
PHASE 1
Tra Long & Suoi Cay Trend	Mapping, petrology, rock sampling, assaying, geochemical surveys		101,905
	Line cutting, topographical and magnetic, surveying		91,429
	Induced Polarization Survey
	Compilation & GIS		15,238
	Diamond Drilling	3,000	397,143	605,714
Hoa Son -K7-Vang Nhe Trend	Mapping, petrology, rock sampling, assaying, geochemical surveys		101,905
	Line cutting, magnetic surveying		127,619
	Induced Polarization Survey
	Compilation & GIS		15,238
	Diamond Drilling	3,000	397,143	641,905
Bo 1, 2, 3 and Bo Copper Anomaly	Mapping, petrology, rock sampling, assaying, geochemical surveys		25,714
	Line cutting, magnetic survey		35,238
	Diamond Drilling	1,200	159,048	220,000

General (Reconnaissance work to evaluate other prospect areas)	Trenching, pitting		10,476
	Mapping, geochemistry sampling, rock assays		60,952
	Radiometric surveying		4,762	76,190
Land and Lease Payments			3,810	3,810
Total Direct Expenditures				1,547,619
Unallocated	Unallocated Exploration Funds for Phase I follow-up and/or Airborne survey		285,714
	Expatriate costs		153,333
	Travel, accommodation, misc.		40,952	480,000
PHASE 1 TOTAL				2,027,619
PHASE 2
Tra Long & Suoi Cay Trend	Diamond Drilling	2,000	264,762	264,762
Hoa Son -K7-Vang Nhe Trend	Diamond Drilling	2,120	280,000	280,000
Bo 1,2,3 and Bo Copper	Diamond Drilling	1,000	132,381	132,381
Other Prospects	Line cutting, topographical and magnetic surveying		35,238
	Diamond Drilling	1,000	132,381	167,619
Total Direct Expenditures				844,762
Unallocated	Expatriate costs		142,857
	Travel, accommodation, misc.		30,476	173,333
PHASE 2 TOTAL				1,018,095
TOTAL (PHASE 1 + PHASE 2 )				3,045,714

Table 85 - Phuoc Son 2007-2008 Regional Exploration Work Plan and Budget

The Dak Sa program is designed to substantially increase resource ounces in the Dak Sa deposits and increase the confidence levels on the estimates. It will involve infill drilling within Bai Go and further infill and expansion drilling in the northern extensions to Bai Go. A total of 24,890 metres is planned for a budgeted cost of around US$ 3.6 million as detailed in Table 86 - Dak Sa 2007-2008 Exploration and Resource Definition Work Plan And Budget. This program is well underway.

Area	Work Program	Units	Cost (US$)	Total (US$)
PHASE 1
North Extension Area	Resource Phase Diamond Drilling	19,000	2,512,381
Bai Chuoi +/- Bai Cu	Exploration Diamond Drilling	1,660	220,000
Total Direct Expenditures				2,732,381
Unallocated	Vietnamese & Expatriate costs		280,000
	Travel, accommodation, misc.		44,762	324,762
PHASE 1 TOTAL				3,057,143
PHASE 2
	Follow-up exploration and resource drilling	4,230	560,000
PHASE 2 TOTAL				560,000
TOTAL (PHASE 1 + PHASE 2)				3,617,143

Table 86 - Dak Sa 2007-2008 Exploration and Resource Definition Work Plan And Budget

The Dak Sa feasibility study is in progress and is expected to be completed in the first quarter of 2008. This is budgeted to cost around US$ 607,000 as detailed in Table 87 - Dak Sa Feasibility Study Budget.

Work Type	Units	Cost (US$)
Detailed plant drawings		101,905
Contracted consultant team to finalize study		305,714
Independent Review		101,905
Geotechnical work		30,476
Metallurgical testwork drilling	500	66,667
TOTAL		606,667

Table 87 - Dak Sa Feasibility Study Budget

In summary a total budget of around $US 7.3 millionhas been allocated for mine feasibility, resource definition and Dak Sa exploration, Phuoc Son regional Exploration to the end of 2008.

Terra Mining Consultants/Stevens & Associates have reviewed the planned exploration and development programs and agree that the projects have merit and justify the programs and expenditure levels proposed. The programs are results dependant and may vary in detail as they advance. This is normal for exploration and development projects such as Phuoc Son.

19.2                       General Recommendations

This preliminary assessment shows the project is robust financially with an indicative NPV range of $22.38 million to $32.87 million (7.5 to 12.5% discount rate) and an IRR of 37% at a gold price of $700/oz.

Based on the results of this preliminary assessment Terra Mining Consultants and Stevens and Associates recommend that Olympus continue with the current work-in-progress Feasibility Study for the Dak Sa Mine.

o	Geological

There is now a large geological database. The Company has made considerable effort to understand the geology from a structural development view point, however there are still questions over the genesis of the deposits at Dak Sa and the relationships of these to the other styles of mineralization at Phuoc Son. A better understanding of these relationships and a refined genetic model incorporating structure, age relationships of mineralization to metamorphism, mineralizing fluid composition and hydrothermal alteration will help in understanding the current deposits and targeting new deposits.

It is recommended to take core orientation measurements, particularly through the mineralization target zones. This will help in confirming structural trends, fault orientations, fold geometry, and mineralization continuity. In order to achieve this it is recommended that future exploration holes are inclined to cut the mineralization as near to perpendicular to dip.

The geological logging procedures have been recently reviewed and have generally been applied in a systematic and professional manner.It is recommended that the logging procedures manual is regularly updated and geological staff familiarised with it to ensure consistency of application of terminology.

Particular attention should be paid in future to faulting in the drill core. While many of the faults appear to be parallel to the main foliation there was some evidence of cross cutting faults and fractures. Having oriented drill core would establish the presence of post mineral faulting and would aid in geological interpretation and modeling.

o     Drilling

As at the end of October, 2007 there was a need to upscale the drill program with additional rigs and personnel. Olympus has now done this with 4 rigs working 24 hours per day.

It is recommended as part of the program of continuous improvement that future drilling should utilize HQ triple tube wire-line technology. We note that has now been implemented.

It is also recommended that holes be inclined perpendicular to the dip of the ore bodies as much as possible. This will ensure that holes pass through the ore zones giving a closer approximation of true width. Added benefits include being able to conduct core orientations and will help in geological interpretation.

o	Assaying

The core handling and sample preparation procedures employed by Olympus are generally to a very high standard. Olympus routinely assays for gold, silver as well as a suite of other trace elements by ICP. It is recommended that this continues.

o	QCQA

The quality control and quality assurance protocols employed by Olympus are to a high standard and consistent international standards. It is recommended that the results of the QCQA program are reviewed periodically through out the exploration program.

The Company at present employs a system of blanks, certified standards, field duplicates and umpire samples. This provides an adequate check on its own sample preparation standards and to some extent the laboratory’s procedures. At present the Company relies on the laboratories own internal standards and repeat assaying to check the quality control on pulp sampling for fire assay. It is recommended that Olympus has its own independent check on the laboratory’s sampling procedures by specifying a preparation duplicate in the sample stream every 20thsample. This will help confirm there is no bias or artificial nugget effect introduced by the laboratory in sampling the pulverized material for fire assay.

As the Company moves toward mining and the establishment of assaying facilities on site it will be important to ensure that the QCQA protocols are established along similar lines to the exploration drilling.

o	Resource Modelling

In view of the expansion and intensification of the exploration and development programs it is recommended that data management protocols and procedures be reviewed and that standardized methodology and protocols for resource estimation procedures developed further.

The geological modeling should form an integral part of the overall resource model. It became apparent during this preliminary review that interpretation of ore body geometry and continuity improved once geological parameters were applied particularly at Bai Go.

20.0	REFERENCES

Alexander, R. B.	2006	2005 Geological Compilation Phuoc Son Gold Project and Bai Go Deposit Area Diamond Drill Report for Olympus Pacific Minerals Inc.; February 2006
Alexander, R. B., & Villanueva, R. A.	2006	Compilation of Bai Go Interpretation Plan and Sections (working maps); March 2006 & October 2006
M J Banks,M.J., Murfitt, R.H., Nguyen Ngoc Quynh and Le Van Hai	2004	Gold Exploration of the Phuoc Son – Tam Ky Suture, Central Vietnam — A Case Study, PACRIM Conference 2004, Adelaide.
CaoDinh Trieu	1991	Deep Structures and Characteristics of Seismic Activity on the territory of Viet Nam, pp 140.
Hutchison, C S, 1989	1989	Geological Evolution of SE Asia (Clarendon Press, Oxford).
Lepvrier, C., Maluski, H., Nguyen Van Vuong, Roques, D., Axente, V and Rangin, C.	1997	40Ar/39Ar Indosinian Age of NW-trending dextral shear zones within the Truong Son Belt (Vietnam).Cretaceous to Cenozoic overprinting, Tectonophysics, 283:105-127.
Lewis, P.D	2001	Structural Study of the Dak Sa Area, Phuoc Son Gold Project, Central Vietnam-Report Number NVM01/03, Da Nang.
Murfitt, R.H	2003	The Phuoc Son Property, Quang Nam Province, Vietnam, Olympus Pacific Minerals, September, 2003
Olympus Pacific Minerals Inc.	2006
Paper Trail of Correspondence Between D. Laudrum of Micon & R. Villanueva for Acceptance of Resource Estimation Procedures for Bai Dat & Bai Go; Unpublished Internal Report, August 2006 to February 2007

Olympus Pacific Minerals Inc.	2005	Diamond Drill Core Logging Manual; Unpublished Internal Report (Revised August 2005)
Rodgers, K., Lewis, W., & Gowans, R. M. (Micon International Ltd.)	2005	Technical Report: Preliminary Assessment of the Dak Sa Project, Phuoc Son Gold Property, Vietnam; June 2005
Shywolup, W., & Sirinawin, T.	2002	Resource Estimate Bai Dat Gold Deposit Phuoc Son Project Quang Nam Province Central Vietnam for New Vietnam Mining Corporation; November 2002
Sullivan, J.R., & Kociumbas, M. W. (Watts, Griffis & McOuat)	2004	A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.; January 2004
Tran Van Tri, Tran Kim Thach and Truong Cam Bao,	1979	Geology of Viet Nam (Research Institute of Geology and Mineral Resources, Hanoi).
Van der Heyden, A. (Hellmann & Schofield Pty Ltd.)	2003	Resource Estimates for the Phuoc Son Gold Project – Bai Dat and Bai Go Prospects; May 2003
Olympus Pacific Minerals Inc.	2002 to 2007	Various Unpublished Reports, Electronic Data, Internal Reports And Maps Provided During And Subsequent To Terra Mining Consultants / Stevens & Associates Site Visit
Olympus Pacific Minerals Inc.		Work-in-progress Feasibility Study

SIGNATURES

Signed:	20th December 2007
Graeme W. Fulton, MAusIMM Consulting Mining Engineer/Director, Terra Mining Consultants Ltd.

Signed:	20th December 2007
Murray R. Stevens, MAusIMM Consulting Geologist, Stevens & Associates

Effective Date of this Report:	20th December 2007